2022
ANNUAL REPORT

# BUILDING ON
# *STRENGTH.*



As 2022 marked the end of a historic era of low interest rates, monetary policy changes, and other factors, Peoples Bank continued to create value and efficiency for customers and shareholders. Guided by our core values of Stability, Integrity, Community and Excellence, we remained true to our promise to help our customers and communities be more successful.

The April integration of Royal Savings Bank (RSB) doubled our footprint in the Chicago market, and led to a record year in Chicago-area commercial loan originations. The RSB integration created efficiencies by reducing the turnaround time for loan underwriting, resulting in a larger number of completed loans.

As we continue to plan for future growth, one thing remains true—our commitment to upholding the core values we were built on. We continually strive to meet the needs of our customers, communities, and shareholders. We dedicate ourselves every day to be your advocate, your financial confidante, and the best partner to move your finances forward.

2022
ANNUAL REPORT

# MOVING
# FORWARD.

FINWARD
BANCORP

# A LETTER TO FINWARD BANCORP SHAREHOLDERS



**Benjamin Bochnowski**
Chief Executive Officer

In 2022, an economic view of optimism gradually shifted to a view of realism as the Federal Reserve Bank embarked on a historic tightening cycle. Like many companies, we had to rapidly adapt to a new economic reality and start looking ahead to the outcomes that would inevitably result from such shocks to the economy. Plans had to change and outlooks had to adapt. Decisions made over the past three years had new meaning, and preparing for an economic storm became a reality.

Economic stress truly showed itself in March of 2023, when the industry saw headlines of bank failures not seen since the Great Recession. We are acutely aware of the current strain in the financial system, and our core value of Stability guides us as it has since our founding in 1910. Just over three years ago, the global economy faced a threat unlike any we had ever seen. The COVID-19 pandemic disrupted nearly every part of American life, and we overcame an incredible challenge as a company, an industry, and a nation. The current challenge in the banking industry is real, but it is a challenge we have seen before. We have survived economic crises, rate cycles, and recessions. Our management team and our board have seen a lot over the years, and we are prepared for what lies ahead.

The progress we made during 2022 has set us up for a strong future, despite what may be on the horizon. We closed our merger with Royal Financial, growing our assets to over $2 billion and helping us secure a meaningful presence in the Chicago city market and strengthen our position in the Chicagoland suburban market. It was our fifth successful merger and integration, and our bank has grown both organically and inorganically in our markets. Our commercial loan originations were just over $300 million last year in the best year we have ever had in banking, with over 40% coming from our Illinois markets. This was a 16% increase in originations over 2021, and along with our merger growth, net interest income grew by 38% to $67.1 million as a result.

The Royal merger also strengthened our core deposit base. Our deposit customers have always been a strength, and the relationships we have built over time have always driven profitability and stability. In recent weeks, we have seen just how resilient that deposit base is as balances have remained relatively stable in the face of severe market turbulence. 71% of our deposits are fully FDIC insured, and another 11% are further backed by the Indiana Public Deposit Insurance Fund. The trust we have built with our customers in over a century of banking has allowed us to work with our customers and maintain deposit relationships, and in many cases bring on new relationships just as we did with the PPP.

2023 will likely be full of challenges for the banking industry and the economy. As we think about the coming year, we anticipate using on-balance sheet liquidity and capital to maintain partnerships and customer relationships that are central to our business model. While acquisitions have helped build our company over the past decade, these core relationships and operational effectiveness are our focus in the coming year.

As the company grows, we continue to look for ways to work more efficiently to realize the economies of scale of our new size. Moving past one-time merger expenses will help, and we have been able to execute other strategies to reduce operating expenses and find savings, and reinvest into the business. After successful pilots, we took meaningful steps to right-size our footprint in the last year. We have closed nearly 20% of our Banking Centers in the past 18 months and have also made tactical reductions to discretionary expenses in this environment, understanding that our expense base must reflect the realities of the moment.

We continue to prioritize technology investments. In a year where integrating new employees and customers was a focus, investments were largely made where we could improve the customer experience and improve efficiency. Our Salesforce platform continues to develop, allowing for more customer insights and better risk management. Organizational maturity continues to improve around technology, and we are starting to see real benefits across the platform. Credit underwriting times have improved dramatically, and our ability to understand our customers and risks in the credit portfolio have likewise improved. Behind the scenes, we are making more improvements in platforms that will enhance compliance and operations that will ultimately make us more efficient.

One area in 2022 that was particularly challenging was Tangible Book Value per share. Importantly, we maintained our entire bond portfolio with the Available For Sale designation, allowing us to be transparent with our shareholders. As rates changed, we have also started to recover the market value of those securities. Our strategy remains simple: using cash flows to fund internal growth, and repositioning the portfolio into shorter duration assets whenever possible. We remain committed to recovering all of this trapped value back into Tangible Book Value and are strengthening our investment policy to reduce this risk going forward. Our ability to compound book value over time while paying dividends is key to the underlying value of our bank, and we are committed as ever to creating value for our shareholders.

Our results are thanks to the dedicated employees of Peoples Bank. The past three years have tested our team, and they have risen to the challenge. Our people are the heartbeat of this company, and they have remained committed and resilient through the challenges and opportunities that have presented themselves since the start of the pandemic. Our team has my thanks, support, and faith that we will be able to tackle whatever comes our way. One individual who stands out this year as she prepares to retire is Executive Vice President Leane Cerven, our General Counsel and Chief Risk Officer. Leane has helped shape our company for over a decade, from helping to work through credit in the aftermath of the Great Recession to executing mergers and supporting our NASDAQ listing. She has all our gratitude and will be missed.

Finally, on a personal and professional note, I want to thank David Bochnowski for everything he has done for Finward Bancorp as he retires from his more than 40-year career. He had the courage to take on a troubled mutual savings and loan, raise $3 million in capital, and forge the path to where we are today. He always led by example and showed us what courage and grace under fire meant through his actions. By his count, he has weathered six recessions and seen numerous economic crises over the years. His leadership stewarded us through all of those challenges, and he has instilled that spirit into all of us at Finward Bancorp and Peoples Bank as we face new challenges ahead. I am honored to have been named his successor as Chairman by the Board, and those values and lessons will guide me and our company. Thank you David. We owe you a debt of gratitude, and you have our sincere thanks for building our company into what it is today.

We are ready to face 2023 head-on, and have taken action to prepare our company for economic stress. Credit is healthy, and we are well positioned for an economic cycle. We are committed to strengthening capital and have meaningful sources of liquidity. Stability continues to guide us as it always has. We are strong, we are resilient, and we are prepared.

# STABILITY

Despite the tumultuous financial and global environment, Peoples Bank stands strong in its commitment to providing the products and services that make banking convenient and easy, whether remote or in-person. As we adjust to interest rate changes and move toward greater efficiency, we are mindful that the shifts we make internally should not negatively impact the customer experience. Now more than ever, we strive to build an unwavering foundation that can support both short- and long-term success for our customers, shareholders, and the community.

# INTEGRITY

In times of change and uncertainty, operating with integrity helps reassure and maintain trust with our customers, employees, and shareholders. Our values are the points on our moral compass, and our strong sense of ethics guide us as we work to create efficiencies. Our goal throughout 2022 was to not only maintain the customer experience, but to enhance it and to continue supporting our communities. As we moved through the Royal Savings Bank acquisition, bringing RSB customers into the Peoples Bank fold, we worked hard to provide a seamless, enjoyable transition for our new customers. Our values continue to be the foundation of our business, and we are committed to those values always.

# EXCELLENCE

Our commitment to excellence is demonstrated by our leadership within the communities we serve and by the strong, supportive relationships we build to ensure everyone's success. It is always gratifying when our commitment to excellence is recognized outside of the Bank. David Bochnowski, Chairman of the Board, received a Lifetime Achievement Award from the Urban League. Peoples Bank received an award from Ivy Tech Community College, honoring us as Benefactor of the Year for supporting their mission and goal of education and recognizing us for leadership within the community. Peoples Bank is committed to fulfilling the needs of every shareholder, employee, customer, and community to the utmost of our capabilities as we grow and invest in the future of banking.

## SUPPORT IN NUMBERS



- 17% OTHER
- 46% FINANCIAL LITERACY & EDUCATION
- 12% ECONOMIC DEVELOPMENT
- 17% HEALTH & WELLNESS
- 9% HOME OWNERSHIP & HOUSEHOLD STABILITY

# COMMUNITY

Community is at the core of everything we do at Peoples Bank, and service to our community is a privilege we don't take for granted. Whether we're sponsoring neighborhood events or rolling up our sleeves and volunteering with local organizations, our involvement runs deep. In 2022, Community First, the Bank's employee charitable and social committee, gave their time — and with the Bank's matching of funds, raised $44,500 — to donate to local organizations.



### CAMP QUALITY

Several members of Peoples Bank's Community First Committee spent an afternoon helping Camp Quality Illinois assemble more than 100 snack bags for children with cancer or non-malignant hematologic disorders. The snack bags were donated to the children and their parents at Comer Children's Hospital and Advocate Children's Hospital.

### CRISIS CENTER FOR SOUTH SUBURBIA

Peoples Bank's Community First Committee donated $1,500 to The Crisis Center for South Suburbia in Tinley Park, IL. For 40 years, the nonprofit has provided housing, counseling, advocacy, outreach, and prevention programs to victims of domestic violence.





### UNITE AND FIGHT CANCER WALK & 5K RUN

On October 2nd, Peoples Bank participated in the Cancer Resource Centre's annual Unite and Fight Cancer Walk & 5K Run in Munster, IN. The Bank won third place in overall fundraising. The Peoples Bank group of 65 participants included employees and their family members who chose to walk one mile or run 3.1 miles.

# FINANCIAL HIGHLIGHTS

| (Dollars in thousands, except for per share ratios and data) | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **Earnings:** | | |
| Net revenue (a) | 78,658 | 64,522 |
| Noninterest expense | 62,100 | 46,636 |
| Pre-provision profit | 16,558 | 17,886 |
| Provision for loan losses | 0 | 1,509 |
| Net income | 15,080 | 14,963 |
| | | |
| **Earnings per common share data:** | | |
| Net income per share: | | |
| Basic | 3.61 | 4.30 |
| Diluted | 3.60 | 4.30 |
| Cash dividends declared | 1.24 | 1.24 |
| Book value | $31.73 | $45.00 |
| | | |
| **Selected balance sheet data (period-end):** | | |
| Total assets | 2,070,339 | 1,620,743 |
| Loans | 1,513,631 | 966,720 |
| Deposits | 1,775,017 | 1,434,201 |
| Total stockholders' equity | 136,393 | 156,615 |
| | | |
| **Selected ratios:** | | |
| Return on Equity | 10.47% | 9.61% |
| Return on Assets | 0.74% | 0.95% |
| Common equity tier 1 capital to risk-weighted assets | 10.1% | 13.0% |
| Tier 1 capital to risk-weighted assets | 10.1% | 13.0% |
| Total capital to risk-weighted assets | 10.9% | 14.2% |
| Tier 1 capital to adjusted average assets | 7.7% | 8.6% |
| | | |
| Book value per share | $31.73 | $45.00 |
| Basic earnings per share | 3.61 | 4.30 |
| Dividends per share | 1.24 | 1.24 |

(a) Net revenue represents the Bancorp's net interest income, plus non-interest income.

# MARKET INFORMATION

The Bancorp's Common Stock is listed on the Nasdaq Capital Market under the symbol "FNWD." As of March 3, 2023, the Bancorp had 4,304,916 shares of common stock outstanding and 549 shareholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms.

| Year ended December 31, 2022 | Per Share Prices High | Low | Dividends Declared Per Common Share |
|---|---|---|---|
| 1st Quarter | $ 49.30 | $ 44.85 | $ 0.31 |
| 2nd Quarter | 46.39 | 36.50 | 0.31 |
| 3rd Quarter | 37.97 | 34.01 | 0.31 |
| 4th Quarter | 36.20 | 30.89 | 0.31 |

| Year ended December 31, 2021 | Per Share Prices High | Low | Dividends Declared Per Common Share |
|---|---|---|---|
| 1st Quarter | $ 42.75 | $ 36.10 | $ 0.31 |
| 2nd Quarter | 46.00 | 42.01 | 0.31 |
| 3rd Quarter | 44.90 | 41.00 | 0.31 |
| 4th Quarter | 50.00 | 41.05 | 0.31 |



**Book Value per Share**
2018: $33.50; 2019: $38.85; 2020: $43.80; 2021: $45.00; 2022: $31.73



**Basic Earnings per Share**
2018: $3.17; 2019: $3.53; 2020: $4.60; 2021: $4.30; 2022: $3.61



**Net Interest Income**
2018: $34,359; 2019: $43,158; 2020: $45,881; 2021: $48,575; 2022: $67,149



**Assets** (in millions)
2018: $1,096.1; 2019: $1,328.7; 2020: $1,496.3; 2021: $1,620.7; 2022: $2,070.3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

**FORM 10-K**

*(Mark One)*

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2022**

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 0-26128

**Finward Bancorp**
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Indiana** | **35-1927981** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **9204 Columbia Avenue** | **46321** |
| **Munster, Indiana** | (Zip Code) |
| (Address of principal executive offices) | |

**(219) 836-4400**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, no par value | FNWD | The Nasdaq Stock Market, LLC |

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act:

| | |
|---|---|
| Large accelerated filer: ☐ | Accelerated filer: ☐ |
| Non-Accelerated filer: ☒ | Smaller reporting company ☒ |
| | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

Based on the average bid and ask prices for the registrant's Common Stock at June 30, 2022, at that date, the aggregate market value of the registrant's Common Stock held by nonaffiliates of the registrant (assuming solely for the purposes of this calculation that all directors and executive officers of the registrant are "affiliates") was $133,611,144.

There were 4,304,026 shares of the registrant's Common Stock, without par value, outstanding at March 30, 2023.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the following documents have been incorporated by reference into this Annual Report on Form 10-K:
1. Definitive Proxy Statement for the 2023 Annual Meeting of Shareholders. (Part III)

**Finward Bancorp**
**Index**

| | Page Number |
|---|---|
| **PART I.** | |
| Item 1. Business | 4 |
| Item 1A. Risk Factors | 32 |
| Item 1B. Unresolved Staff Comments | 43 |
| Item 2. Properties | 43 |
| Item 3. Legal Proceedings | 44 |
| Item 4. Mine Safety Disclosures | 44 |
| Item 4.5 Information About Our Executive Officers | 44 |
| **PART II.** | |
| Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 46 |
| Item 6. [Reserved] | 47 |
| Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations | 47 |
| Item 7A. Quantitative and Qualitative Disclosures about Market Risk | 58 |
| Item 8. Financial Statements | 59 |
| Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 104 |
| Item 9A. Controls and Procedures | 104 |
| Item 9B. Other Information | 105 |
| Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 105 |
| **PART III.** | |
| Item 10. Directors, Executive Officers and Corporate Governance | 106 |
| Item 11. Executive Compensation | 106 |
| Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 106 |
| Item 13. Certain Relationships and Related Transactions, and Director Independence | 106 |
| Item 14. Principal Accountant Fees and Services | 106 |
| **PART IV.** | |
| Item 15. Exhibits and Financial Statement Schedules | 107 |
| Item 16. Form 10-K Summary | 108 |
| SIGNATURES | 109 |
| EXHIBIT INDEX | |

**PART I**

**Item 1. Business**

**General**

Finward Bancorp, an Indiana corporation (the "Bancorp" or "Finward"), was incorporated on January 31, 1994, and is the holding company for Peoples Bank, an Indiana-chartered commercial bank (the "Bank"). The Bank is a wholly owned subsidiary of the Bancorp. The Bancorp's business activities include being a holding company for the Bank and the Bank's wholly owned subsidiaries, as well as a holding company for NWIN Risk Management, Inc., a captive insurance company.

The Bank is primarily engaged in the business of attracting deposits from the general public and the origination of loans, mostly upon the security of single family residences and commercial real estate, as well as, construction loans and various types of consumer loans, commercial business loans and municipal loans, within its primary market areas of Lake and Porter Counties, in Northwest Indiana, and Cook County, Illinois. In addition, the Bancorp's Wealth Management Group provides estate and retirement planning, guardianships, land trusts, profit sharing and 401(k) retirement plans, IRA and Keogh accounts, investment agency accounts, and serves as the personal representative of estates and acts as trustee for revocable and irrevocable trusts.

The Bank's deposit accounts are insured up to applicable limits by the Deposit Insurance Fund ("DIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"), an agency of the federal government. As the holding company for the Bank, the Bancorp is subject to comprehensive examination, supervision and regulation by the Board of Governors of the Federal Reserve System ("FRB"), while the Bank is subject to comprehensive examination, supervision and regulation by both the FDIC and the Indiana Department of Financial Institutions ("DFI"). The Bank is also subject to regulation by the FRB governing reserves required to be maintained against certain deposits and other matters. The Bank is also a member of the Federal Home Loan Bank ("FHLB") of Indianapolis, which is one of the eleven regional banks comprising the system of Federal Home Loan Banks.

On January 31, 2022, the Bancorp completed its acquisition of Royal Financial, Inc. ("RYFL") pursuant to an Agreement and Plan of Merger dated July 28, 2021 (the "Merger Agreement") between the Bancorp and RYFL. Pursuant to the terms of the Merger Agreement, RYFL merged with and into the Bancorp, with the Bancorp as the surviving corporation (the "RYFL Merger"). Simultaneous with the RYFL Merger, Royal Savings Bank, an Illinois state-chartered savings bank and wholly-owned subsidiary of RYFL, merged with and into the Bank, with the Bank as the surviving institution.

Under the terms of the Merger Agreement, RYFL stockholders who owned 101 or more shares of RYFL common stock were permitted to elect to receive either 0.4609 shares of Finward common stock or $20.14 in cash, or a combination of both, for each share of RYFL common stock owned, subject to proration and allocation provisions, such that 65% of the shares of RYFL common stock outstanding immediately prior to the closing of the merger were converted into the right to receive shares of Finward common stock and the remaining 35% of the outstanding RYFL shares were converted into the right to receive cash. Stockholders holding less than 101 shares of RYFL common stock received fixed consideration of $20.14 in cash and no stock consideration for each share of RYFL common stock.

As a result of RYFL stockholder stock and cash elections and the related allocation and proration provisions of the Merger Agreement, Finward issued 795,423 shares of its common stock and paid cash consideration of approximately $18.7 million in the RYFL Merger. Based on the closing price of Finward's common stock on January 28, 2022, the transaction had an implied valuation of approximately $56.7 million. The acquisition further expanded the Bank's banking center network in Cook County and DuPage County, Illinois, expanding the Bank's full-service retail banking network.

The Bancorp maintains its corporate office at 9204 Columbia Avenue, Munster, Indiana, from which it oversees the operation of its 26 branch locations. For further information, see "Properties." The Bancorp's Internet address is www.ibankpeoples.com.

**Forward-Looking Statements**

Statements contained in this filing on Form 10-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are also intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. The Bancorp cautions readers that forward-looking statements, including without limitation those relating to the Bancorp's future business prospects, interest income and expense, net income, liquidity, and capital needs are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements due to a number of factors, including those set forth above in "Recent Developments" and below in "Regulation and Supervision" of this Form 10-K.

Certain of the statements made in this report are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements other than statements of historical fact, including statements regarding our financial position, business strategy, and the plans and objectives of our management for future operations, are forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target," and other similar words and expressions relating to the future.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially, and adversely or positively, from the expectations of the Bancorp that are expressed or implied by any forward-looking statement. Risks, uncertainties, and factors that could cause the Bancorp's actual results to vary materially from those expressed or implied by any forward-looking statement include but are not limited to:

- changes in interest rates, market liquidity, and capital markets, as well as the magnitude of such changes, which may reduce net interest margins;

- continuing increases in inflation;

- current financial conditions within the banking industry, including the effects of recent failures of other financial institutions, liquidity levels, and responses by the Federal Reserve, Department of the Treasury, and the Federal Deposit Insurance Corporation to address these issues;

- the use of proceeds of future offerings of securities;

- capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by the Bancorp of outstanding debt or equity securities;

- changes in asset quality and credit risk;

- our ability to sustain revenue and earnings growth;

- customer acceptance of the Bancorp's products and services;

- customer borrowing, repayment, investment, and deposit practices;

- customer disintermediation;

- the introduction, withdrawal, success, and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies;

- competitive conditions;

- our ability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures;

- changes in fiscal, monetary, and tax policies;

- factors that may cause the Bancorp to incur impairment charges on its investment securities;

- electronic, cyber, and physical security breaches;

- claims and litigation liabilities, including related costs, expenses, settlements, and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;

- changes in accounting principles and interpretations;

- economic conditions;

- loss of key personnel;

- continuing risks and uncertainties relating to the COVID-19 pandemic and government responses thereto;

- the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and

- other factors and risks described under the heading "Risk Factors" in Part I, Item 1A of this Form 10-K, as may be updated from time to time in our other filings with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition to the above factors, we also caution that the actual amounts and timing of any future common stock dividends or share repurchases will be subject to various factors, including our capital position, financial performance, capital impacts of strategic initiatives, market conditions, and regulatory and accounting considerations, as well as any other factors that our Board of Directors deems relevant in making such a determination. Therefore, there can be no assurance that we will repurchase shares or pay any dividends to holders of our common stock, or as to the amount of any such repurchases or dividends.

Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. The foregoing list of important factors is not exclusive and you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or, in the case of documents incorporated by reference, the dates of those documents. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of us. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K lists some of the factors that could cause the Bancorp's actual results to vary materially from those expressed in or implied by any forward-looking statements. We direct your attention to this discussion. Other risks and uncertainties that could affect the Bancorp's future performance are set forth below in Item 1A, "Risk Factors."

**Lending Activities**

**General.** The Bancorp's product offerings include residential mortgage loans, construction loans, commercial real estate loans, consumer loans, commercial business loans and loans to municipalities. The Bancorp's lending strategy stresses quality growth, product diversification, and competitive and profitable pricing. While lending efforts include both fixed and adjustable rate products, the focus has been on products with adjustable rates and/or shorter terms to maturity. It is management's goal that all programs are marketed effectively to our primary market area.

The Bancorp is primarily a portfolio lender. Mortgage banking activities are limited to the sale of fixed rate mortgage loans with contractual maturities generally exceeding fifteen years and greater. These loans are sold, on a case-by-case basis, in the secondary market as part of the Bancorp's efforts to manage interest rate risk. All loan sales are made to Freddie Mac or to the Federal Home Loan Bank of Indianapolis. All loans held for sale are recorded at the lower of cost or market value.

Under Indiana Law, an Indiana bank generally may not make any loan to a borrower or its related entities if the total of all such loans by the bank exceeds 15% of its unimpaired capital and unimpaired surplus (plus up to an additional 10% of unimpaired capital and unimpaired surplus, in the case of loans fully collateralized by readily marketable collateral); provided, however, that certain specified types of loans are exempted from these limitations or subject to different limitations. The maximum amount that the Bank could have loaned to one borrower and the borrower's related entities at December 31, 2022, under the 15% of capital and surplus limitation, was approximately $26.1 million. At December 31, 2022, the Bank had no loans that exceeded the regulatory limitations.

At December 31, 2022, there were no concentrations of loans in any type of industry that exceeded 10% of total loans that were not otherwise disclosed as a loan category.

**Loan Portfolio.** The following table sets forth selected data relating to the composition of the Bancorp's loan portfolio by type of loan at the end of each of the last two years. The amounts are stated in thousands (000's).

*(Dollars in thousands)*

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Loans secured by real estate: | | |
| Residential real estate | $ 484,595 | $ 260,134 |
| Home equity | 38,978 | 34,612 |
| Commercial real estate | 486,431 | 317,145 |
| Construction and land development | 108,926 | 123,822 |
| Multifamily | 251,014 | 61,194 |
| Total loans secured by real estate | 1,369,944 | 796,907 |
| Commercial business | 93,278 | 115,772 |
| Consumer | 918 | 582 |
| Manufactured homes | 34,882 | 37,887 |
| Government | 9,549 | 8,991 |
| Loans receivable | 1,508,571 | 960,139 |
| Add (less): | | |
| Net deferred loan origination costs | 5,083 | 6,810 |
| Undisbursed loan funds | (23) | (229) |
| Loans receivable, net of deferred fees and costs.. | $ 1,513,631 | $ 966,720 |

**Loan Maturity Schedule.** The following table sets forth certain information at December 31, 2022, regarding the dollar amount of loans in the Bancorp's portfolio based on their contractual terms to maturity. Demand loans, loans having no schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Contractual principal repayments of loans do not necessarily reflect the actual term of the loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which give the Bancorp the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the property subject to the mortgage. The amounts are stated in thousands (000's).

| | Maturing within one year | After one but within five years | After five but within fifteen years | After fifteen years | Total |
|---|---|---|---|---|---|
| Residential real estate | $ 7,890 | $ 25,999 | $ 108,273 | $ 342,433 | $ 484,595 |
| Home equity | 18,047 | 225 | 2,937 | 17,769 | 38,978 |
| Commercial real estate | 29,007 | 107,209 | 349,534 | 681 | 486,431 |
| Construction and land development | 35,879 | 33,090 | 22,077 | 17,880 | 108,926 |
| Multifamily | 20,076 | 101,172 | 128,051 | 1,715 | 251,014 |
| Consumer | 204 | 673 | 41 | - | 918 |
| Manufactured Homes | - | 53 | 9,596 | 25,233 | 34,882 |
| Commercial business | 34,154 | 42,927 | 15,719 | 478 | 93,278 |
| Government | - | 3,063 | 6,486 | - | 9,549 |
| Total loans receivable | $ 145,257 | $ 314,411 | $ 642,714 | $ 406,189 | $ 1,508,571 |

The following table sets forth the dollar amount of all loans due after one year from December 31, 2022, which have predetermined interest rates or have floating or adjustable interest rates. The amounts are stated in thousands (000's).

| | Predetermined rates | Floating or adjustable rates | Total |
|---|---|---|---|
| Residential real estate | $ 373,733 | $ 102,972 | 476,705 |
| Home equity | 19,771 | 1,160 | 20,931 |
| Commercial real estate | 76,037 | 381,387 | 457,424 |
| Construction and land development | 40,149 | 32,898 | 73,047 |
| Multifamily | 148,952 | 81,986 | 230,938 |
| Farmland | - | - | - |
| Consumer | 714 | - | 714 |
| Manufactured Homes | 34,882 | - | 34,882 |
| Commercial business | 40,619 | 18,505 | 59,124 |
| Government | 9,549 | - | 9,549 |
| Total loans receivable | $ 744,406 | $ 618,908 | $ 1,363,314 |

**Lending Area.** The primary lending area of the Bancorp encompasses Lake County in northwest Indiana and Cook County in northeast Illinois, where collectively a majority of loan activity is concentrated. The Bancorp is also an active lender in Porter County, and to a lesser extent, LaPorte, Newton, and Jasper counties in Indiana; and DuPage, Lake, and Will counties in Illinois.

**Loan Origination Fees.** All loan origination and commitment fees, as well as incremental direct loan origination costs, are deferred and amortized into income as yield adjustments.

**Loan Origination Procedure.** The primary sources for loan originations are referrals from commercial customers, real estate brokers and builders, solicitations by the Bancorp's lending and retail staff, and advertising of loan programs and rates. The Bancorp employs no staff appraisers. All appraisals are performed by fee appraisers that have been approved by the Board of Directors and who meet all federal guidelines and state licensing and certification requirements.

Designated officers have authorities, established by the Board of Directors, to approve loans. Loans up to $4,000,000 are approved by the loan officers' loan committee. Loans from $4,000,000 to $7,000,000 are approved by the senior officers' loan committee (SOLC). Loans from $7,000,000 to $15,000,000 are approved the executive officer's loan committee. All loans in excess of $15,000,000, up to the legal lending limit of the Bank, must be approved by the Bank's Board of Directors or its Credit Committee. (All members of the Bank's Board of Directors and Credit Committee are also members of the Bancorp's Board of Directors and Credit Committee, respectively.) Certain loan renewals and extensions may not require approval by the Board of Directors or the Credit Committee as long as there is no material change, credit downgrade, significant change in borrower or guarantor status, material release or change in collateral value or the eligible loan renewal or extension is not outside the current concentration limits set by the Board of Directors. The maximum in-house legal lending limit as set by the Board of Directors is the lower of 10% of the Bank's risk based capital or $15,000,000. Requests that exceed this amount will be considered on a case-by-case basis, after taking into consideration the legal lending limit, by specific Board action. The Bank will not extend credit to any of its executive officers, directors, or principal shareholders or to any related interest of that person, except in compliance with the insider lending restrictions of Regulation O under the Federal Reserve Act and in an amount that, when aggregated with all other extensions of credit to that person, exceeds $1.000,000 unless: (1) the extension of credit has been approved in advance by a majority of the entire Board of Directors of the Bank, and (2) the interested party has abstained from participating directly or indirectly in the voting.

All loans secured by personal property must be covered by insurance in an amount sufficient to cover the full amount of the loan. All loans secured by real estate must be covered by insurance in an amount sufficient to cover the full amount of the loan or restore the property to its original state. First mortgage loans must be covered by a lender's title insurance policy in the amount of the loan.

## The Current Lending Programs

**Residential Mortgage Loans.** The primary lending activity of the Bancorp has been the granting of conventional mortgage loans to enable borrowers to purchase existing homes, refinance existing homes, or construct new homes. Conventional loans are made up to a maximum of 97% of the purchase price or appraised value, whichever is less. For loans made in excess of 80% of value, private mortgage insurance is generally required in an amount sufficient to reduce the Bancorp's exposure to 80% or less of the appraised value of the property. Loans insured by private mortgage insurance companies can be made for up to 97% of value. During 2022, 69.9% of mortgage loans closed were conventional loans with borrowers having 20% or more equity in the property. This type of loan does not require private mortgage insurance because of the borrower's level of equity investment.

Fixed rate loans currently originated generally conform to Freddie Mac guidelines for loans purchased under the one-to-four family program. Loan interest rates are determined based on secondary market yield requirements and local market conditions. Fixed rate mortgage loans with contractual maturities generally exceeding fifteen years and greater may be sold and/or classified as held for sale to control exposure to interest rate risk.

The 15 year mortgage loan program has gained wide acceptance in the Bancorp's primary market area. As a result of the shortened maturity of these loans, this product has been priced below the comparable 20 and 30 year loan offerings. Mortgage applicants for 15 year loans tend to have a larger than normal down payment; this, coupled with the larger principal and interest payment amount, has caused the 15 year mortgage loan portfolio to consist, to a significant extent, of second time home buyers whose underwriting qualifications tend to be above average.

The Bancorp's Adjustable Rate Mortgage Loans ("ARMs") include offerings that reprice annually or are "Mini-Fixed." The "Mini-Fixed" mortgage reprices annually after a one, three, five, seven or ten year period. ARM originations totaled $44.6 million for 2022 and $11.5 million for 2021. During 2022, ARMs represented 35.8% of total mortgage loan originations. The ability of the Bancorp to successfully market ARM's depends upon loan demand, prevailing interest rates, volatility of interest rates, public acceptance of such loans and terms offered by competitors.

**Construction Loans.** Construction loans on residential properties are made primarily to individuals and contractors who are under contract with individual purchasers. These loans are personally guaranteed by the borrower. The maximum loan-to-value ratio is 89% of either the current appraised value or the cost of construction, whichever is less. Residential construction loans are typically made for periods of six months to one year.

Loans are also made for the construction of commercial properties. All such loans are made in accordance with well-defined underwriting standards. Generally if the properties are not owner occupied, these types of loans require proof of intent to lease and a confirmed end-loan takeout. In general, loans made do not exceed 80% of the appraised value of the property. Commercial construction loans are typically made for periods not to exceed two years or date of occupancy, whichever is less.

**Commercial Real Estate and Multifamily Loans.** Commercial real estate loans are typically made to a maximum of 80% of the appraised value. Such loans are generally made on an adjustable rate basis. These loans are typically made for terms of 15 to 20 years. Loans with an amortizing term exceeding 15 years normally have a balloon feature calling for a full repayment within seven to ten years from the date of the loan. The balloon feature affords the Bancorp the opportunity to restructure the loan if economic conditions so warrant. Commercial real estate loans include loans secured by commercial rental units, apartments, condominium developments, small shopping centers, owner occupied commercial/industrial properties, hospitality units and other retail and commercial developments.

While commercial real estate lending is generally considered to involve a higher degree of risk than single-family residential lending due to the concentration of principal in a limited number of loans and the effects of general economic conditions on real estate developers and managers, the Bancorp has endeavored to reduce this risk in several ways. In originating commercial real estate loans, the Bancorp considers the feasibility of the project, the financial strength of the borrowers and lessees, the managerial ability of the borrowers, the location of the project and the economic environment. Management evaluates the debt coverage ratio and analyzes the reliability of cash flows, as well as the quality of earnings. All such loans are made in accordance with well-defined underwriting standards and are generally supported by personal guarantees, which represent a secondary source of repayment.

Loans for the construction of commercial properties are generally located within an area permitting physical inspection and regular review of business records. Projects financed outside of the Bancorp's primary lending area generally involve borrowers and guarantors who are or were previous customers of the Bancorp or projects that are underwritten according to the Bank's underwriting standards.

**Consumer Loans.** The Bancorp offers consumer loans to individuals for personal, household or family purposes. Consumer loans are either secured by adequate collateral, or unsecured. Unsecured loans are based on the strength of the applicant's financial condition. All borrowers must meet current underwriting standards. The consumer loan program includes both fixed and variable rate products.

**Home Equity Line of Credit.** The Bancorp offers a fixed and variable rate revolving line of credit secured by the equity in the borrower's home. Both products offer an interest only option where the borrower pays interest only on the outstanding balance each month. Equity lines will typically require a second mortgage appraisal and a second mortgage lender's title insurance policy. Loans are generally made up to a maximum of 89% of the appraised value of the property less any outstanding liens.

**Home Improvement Loans and Equity Loans**—**Fixed Term.** Home improvement and equity loans are made up to a maximum of 85% of the appraised value of the improved property, less any outstanding liens. These loans are offered on both a fixed and variable rate basis with a maximum term of 240 months. All home equity loans are made on a direct basis to borrowers.

**Manufactured Homes.** The Bancorp purchases fixed rate closed loans from a third party that are subject to Bancorp's underwriting requirements and secured by manufactured homes. The maturity date on these loans can range up to 25 years. In addition, these loans have a reserve account held at the Bancorp; further detail regarding this reserve can be found in Note 4 – Loans Receivable.

**Commercial Business Loans.** Although the Bancorp's priority in extending various types of commercial business loans changes from time to time, the basic considerations in determining the makeup of the commercial business loan portfolio are economic factors, regulatory requirements and money market conditions. The Bancorp seeks commercial loan relationships from the local business community and from its present customers. Conservative lending policies based upon sound credit analysis governs the extension of commercial credit. The following loans, although not inclusive, are considered preferable for the Bancorp's commercial loan portfolio, loans collateralized by liquid assets; loans secured by general use machinery and equipment; secured short-term working capital loans to established businesses secured by business assets; short-term loans with established sources of repayment and secured by sufficient equity and real estate; and unsecured loans to customers whose character and capacity to repay are firmly established.

**Government Loans.** The Bancorp is permitted to purchase non-rated municipal securities, tax anticipation notes, and warrants within the local market area.

### Non-Performing Assets, Asset Classification and Provision for Loan Losses

Loans are reviewed on a regular basis and are generally placed on a non-accrual status when, in the opinion of management, serious doubt exists as to the collectability of a loan. Loans are generally placed on non-accrual status when either principal or interest is 90 days or more past due. Consumer non-residential loans are generally charged off when the loan becomes over 120 days delinquent. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance, tax and insurance reserve or recorded as interest income, depending on the assessment of the ultimate collectability of the loan.

The Bancorp's mortgage loan collection procedures provide that, when a mortgage loan is 15 days or more delinquent, the borrower will be contacted by mail and payment requested. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower. In certain instances, the Bancorp will recast the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his, her, or its financial affairs. If the loan continues in a delinquent status for 120 days, the Bancorp will generally initiate foreclosure proceedings. Any property acquired as the result of foreclosure or by voluntary transfer of property made to avoid foreclosure is classified as foreclosed real estate until such time as it is sold or otherwise disposed of by the Bancorp. Foreclosed real estate is recorded at fair value at the date of foreclosure. At foreclosure, any write-down of the property is charged to the allowance for loan losses. Costs relating to improvement of property are capitalized, whereas holding costs are expensed. Valuations are periodically performed by management, and a valuation allowance is established by a charge to operations if the carrying value of a property exceeds its estimated fair value less selling costs. Subsequent gains or losses on disposition, including expenses incurred in connection with the disposition, are charged to operations. Collection procedures for consumer loans provide that when a consumer loan becomes ten days delinquent, the borrower will be contacted by mail and payment requested. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower. In certain instances, the Bancorp may grant a payment deferral. If a loan continues to be delinquent after 60 days and all collection efforts have been exhausted, the Bancorp will initiate legal proceedings. Collection procedures for commercial business loans provide that when a commercial loan becomes ten days delinquent, the borrower will be contacted by mail and payment requested. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower pursuant to the commercial loan collection policy. In certain instances, the Bancorp may grant a payment deferral or restructure the loan. Once it has been determined that collection efforts are unsuccessful, the Bancorp will initiate legal proceedings.

The following table sets forth information regarding the Bancorp's non-performing assets as of December 31, for each period indicated. The amounts are stated in thousands (000's).

| | | 2022 | | 2021 |
|---|---|---|---|---|
| **Loans accounted for on a non-accrual basis:** | | | | |
| Real estate: | | | | |
| Residential | $ | 5,347 | $ | 4,651 |
| Commercial | | 3,242 | | 940 |
| Multifamily | | 7,064 | | 455 |
| Home Equity | | 594 | | 623 |
| Commercial business | | 1,881 | | 387 |
| Total | $ | 18,128 | $ | 7,056 |
| | | | | |
| **Accruing loans which are contractually past due 90 days or more:** | | | | |
| Real estate: | | | | |
| Commercial | $ | - | $ | 91 |
| Residential | | 166 | | 31 |
| Home equity | | - | | 34 |
| Manufactured homes | | 82 | | - |
| Commercial business | | - | | 49 |
| Total | $ | 248 | $ | 205 |
| | | | | |
| **Loans that qualify as troubled debt restructurings and accruing:** | | | | |
| Real estate: | | | | |
| Commercial | $ | 1,984 | $ | 748 |
| Residential | | 217 | | - |
| Home Equity | | 76 | | 83 |
| Commercial business | | 476 | | 591 |
| Total | $ | 2,753 | $ | 1,422 |
| | | | | |
| Total of non-accrual, 90 days past due and accruing, and restructurings | $ | 21,129 | $ | 8,683 |
| | | | | |
| Ratio of non-performing loans to total assets | | 0.94% | | 0.51% |
| Ratio of non-performing loans to total loans | | 1.21% | | 0.76% |
| * non-performing loans include non-accrual loans and accruing loans which are contractually past due 90 days or more | | | | |
| | | | | |
| Foreclosed real estate | $ | - | $ | - |
| Ratio of foreclosed real estate to total assets | | 0.00% | | 0.00% |
| | | | | |
| Trust preferred securities | $ | 1,048 | $ | 992 |
| Ratio of trust preferred securities to total assets | | 0.05% | | 0.06% |

During 2022, gross interest income of $657 thousand would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. Interest on such loans included in income during the period amounted to $43 thousand.

Federal regulations require banks to classify their own loans and to establish appropriate general and specific allowances, subject to regulatory review. These regulations are designed to encourage management to evaluate loans on a case-by-case basis and to discourage automatic classifications. Loans classified as substandard or doubtful must be evaluated by management to determine loan loss reserves. Loans classified as loss must either be written off or reserved for by a specific allowance. Amounts reported in the general loan loss reserve are included in the calculation of the Bancorp's total risk-based capital requirement (to the extent that the amount does not exceed 1.25% of total risk-based assets), but are not included in Tier 1 leverage ratio calculations and Tier 1 risk-based capital requirements.

Substandard loans include non-performing loans and potential problem loans, where information about possible credit issues or other conditions causes management to question the ability of such borrowers to comply with loan covenants or repayment terms. No loans were internally classified as doubtful or loss at December 31, 2022 or December 31, 2021.

The Bancorp's substandard loans are summarized below:

| (Dollars in thousands) Loan Segment | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Residential real estate | $ 6,035 | $ 3,722 |
| Home equity | 612 | 632 |
| Commercial real estate | 7,421 | 3,562 |
| Construction and land development | - | - |
| Multifamily | 7,064 | 384 |
| Commercial business | 1,881 | 387 |
| Consumer | - | - |
| Manufactured homes | - | - |
| Government | - | - |
| Total | $ 23,013 | $ 8,687 |

In addition to identifying and monitoring non-performing and other classified loans, management maintains a list of special mention loans. Special mention loans represent loans management is closely monitoring due to one or more factors that may cause the loan to become classified as substandard.

The Bancorp's special mention loans are summarized below:

| (Dollars in thousands) Loan Segment | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Residential real estate | $ 1,338 | $ 2,940 |
| Home equity | 385 | 415 |
| Commercial real estate | 4,955 | 12,011 |
| Construction and land development | 2,346 | 3,630 |
| Multifamily | 1,859 | 153 |
| Commercial business | 703 | 1,915 |
| Consumer | - | - |
| Manufactured homes | - | 59 |
| Government | - | - |
| Total | $ 11,586 | $ 21,123 |

A loan is considered impaired when, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. Typically, management does not individually classify smaller-balance homogeneous loans, such as residential mortgages or consumer loans, as impaired, unless they are troubled debt restructurings.

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date. Purchased loans with evidence of credit quality deterioration since origination are considered purchased credit impaired loans. Expected future cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable ("accretable yield"). The difference between contractually required payments and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference and represents probable losses in the portfolio. In determining the acquisition date fair value of purchased credit impaired loans, and in subsequent accounting, the Bancorp aggregates these purchased loans into pools of loans by common risk characteristics, such as credit risk rating and loan type. Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as interest income prospectively. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses.

The Bancorp's impaired loans, including purchased credit impaired loans, are summarized below:

*(Dollars in thousands)*

| Loan Segment | December 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| Residential real estate | $ | 2,506 | $ | 1,771 |
| Home equity | | 419 | | 284 |
| Commercial real estate | | 5,327 | | 1,600 |
| Construction and land development | | - | | - |
| Multifamily | | 7,121 | | 556 |
| Commercial business | | 2,711 | | 1,597 |
| Consumer | | 17 | | - |
| Manufactured homes | | - | | - |
| Government | | - | | - |
| Total | $ | 18,101 | $ | 5,808 |

At times, the Bancorp will modify the terms of a loan to forego a portion of interest or principal or reduce the interest rate on the loan to a rate materially less than market rates, or materially extend the maturity date of a loan as part of a troubled debt restructuring. The valuation basis for the Bancorp's troubled debt restructurings is based on the present value of expected future cash flows; unless consistent cash flows are not present, then the fair value of the collateral securing the loan is the basis for valuation.

The Bancorp's troubled debt restructured loans are summarized below:

*(Dollars in thousands)*

| Loan Segment | December 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| Residential real estate | $ | 1,190 | $ | 342 |
| Home equity | | 261 | | 83 |
| Commercial real estate | | 1,984 | | 747 |
| Construction and land development | | - | | - |
| Multifamily | | - | | - |
| Commercial business | | 476 | | 694 |
| Consumer | | - | | - |
| Manufactured homes | | - | | - |
| Government. | | - | | - |
| Total | $ | 3,911 | $ | 1,866 |

The table that follows sets forth the allowance for loan losses and related ratios for the periods indicated. The amounts are stated in thousands (000's).

| | | 2022 | | 2021 |
|---|---|---|---|---|
| Balance at beginning of period | $ | 13,343 | $ | 12,458 |
| Loans charged-off: | | | | |
|   Real estate residential | | (29) | | (33) |
|   Commercial real estate | | (431) | | (530) |
|   Commercial business | | (57) | | (158) |
|   Consumer | | (91) | | (29) |
|     Total charge-offs | | (608) | | (750) |
| Recoveries: | | | | |
|   Residential real estate | | 53 | | 82 |
|   Commercial real estate | | - | | - |
|   Commercial business | | 89 | | 36 |
|   Consumer | | 20 | | 8 |
|     Total recoveries | | 162 | | 126 |
| Net (charge-offs) / recoveries | | (446) | | (624) |
| Provision for loan losses | | - | | 1,509 |
| Balance at end of period | $ | 12,897 | $ | 13,343 |
| | | | | |
| ALL to loans outstanding | | 0.85% | | 1.38% |
| ALL to nonperforming loans | | 70.18% | | 183.76% |
| Net charge-offs / recoveries to average loans outstanding during the period | | -0.03% | | -0.06% |
| Nonaccruing loans to total loans | | 1.20% | | 0.73% |

The following table shows the allocation of the allowance for loan losses at December 31, for the dates indicated. The dollar amounts are stated in thousands (000's). The percent columns represent the percentage of loans in each category to total loans.

| | 2022 | | 2021 | |
|---|---|---|---|---|
| | $ | % | $ | % |
| Real estate loans: | | | | |
|   Residential | 3,431 | 34.7 | 2,837 | 27.2 |
|   Commercial and other dwelling | 8,044 | 56.1 | 8,482 | 57.8 |
| Consumer loans | 57 | 2.4 | 15 | 3.5 |
| Commercial business and other | 1,365 | 6.8 | 2,009 | 11.5 |
| Total | 12,897 | 100.0 | 13,343 | 100.0 |

## Investment Activities

The primary objective of the investment portfolio is to provide for the liquidity needs of the Bancorp and to contribute to profitability by providing a stable flow of dependable earnings. Securities can be classified as trading, held-to-maturity (HTM), or available-for-sale (AFS) at the time of purchase. No securities are classified as trading or as held-to-maturity. AFS securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. During 2022, the Bancorp did not hold as investments any derivative instruments and was not involved in hedging activities as defined by Accounting Standards Codification Topic 815 Derivatives and Hedging. It has been the policy of the Bancorp to invest its excess cash in U.S. government agency securities, mortgage-backed securities, collateralized mortgage obligations, municipal securities, and treasury securities. In addition, short-term funds are generally invested as interest bearing balances in financial institutions and federal funds. At December 31, 2022, the Bancorp's investment portfolio totaled $370.9 million. In addition, the Bancorp had $6.5 million in FHLB stock.

The table below shows the carrying values of the components of the investment securities portfolio at December 31, on the dates indicated. The amounts are stated in thousands (000's).

| | 2022 | 2021 |
|---|---|---|
| U.S. government sponsored agencies: | | |
| Available-for-sale | 7,625 | 8,669 |
| U.S. treasury securities: | | |
| Available-for-sale | 389 | 400 |
| Collateralized Mortgage Obligations: and Mortgage-backed securities | | |
| Available-for-sale | 134,116 | 184,701 |
| Municipal Securities: | | |
| Available-for-sale | 227,718 | 332,127 |
| Collateralized Debt Securities: | | |
| Available-for-sale | 1,048 | 992 |
| Totals | $ 370,896 | $ 518,220 |

The contractual maturities and weighted average yields for the U.S. government securities, agency securities, municipal securities, treasury security, and trust preferred securities at December 31, 2022, are summarized in the table below. Securities not due at a single maturity date, such as mortgage-backed securities and collateralized mortgage obligations, are shown separately. The carrying values are stated in thousands (000's).

The weighted average yields were calculated by multiplying each carrying value by its yield and dividing the sum of these results by the total carrying values. Yields presented are not on a tax-equivalent basis.

| | Within 1 Year | | 1 - 5 Years | | 5 - 10 Years | | After 10 Years | | Variable Maturities | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield | Amount |
| U.S. government sponsored entities: | $ - | 0.00% | $ 5,086 | 1.01% | $ 2,539 | 1.00% | $ - | 0.00% | $ - | 0.00% | $ 7,625 |
| AFS | | | | | | | | | | | |
| U.S. treasury securities: | | | | | | | | | | | |
| AFS | - | 0.00% | 389 | 2.38% | - | 0.00% | - | 0.00% | - | 0.00% | 389 |
| Municipal Securities: | | | | | | | | | | | |
| AFS | 795 | 3.92% | 789 | 3.93% | 15,586 | 3.25% | 210,548 | 2.73% | - | 0.00% | 227,718 |
| Trust Preferred Securities: | | | | | | | | | | | |
| AFS | - | 0.00% | - | 0.00% | - | 0.00% | 1,048 | 4.03% | - | 0.00% | 1,048 |
| Collateralized mortgage obligations and residential mortgage- backed securities: | | | | | | | | | | | |
| AFS | - | 0.00% | - | 0.00% | - | 0.00% | - | 0.00% | 134,116 | 1.92% | 134,116 |
| | | | | | | | | | | | |
| Totals | $ 795 | 3.92% | $ 6,264 | 1.46% | $ 18,125 | 2.93% | $ 211,596 | 2.74% | $ 134,116 | 1.92% | $ 370,896 |

The Bancorp currently holds two trust preferred securities and the securities' quarterly interest payments have been placed in "payment in kind" status. Payment in kind status results in a temporary delay in the payment of interest. As a result of a delay in the collection of the interest payments, management placed these securities in non-accrual status. At December 31, 2022, the cost basis of the two trust preferred securities on non-accrual status totaled $2.2 million.

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, have undisrupted cash flows, or have been independently evaluated for other-than-temporary impairment and appropriate write downs taken. Management has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is largely due to changes in interest rates and volatility in the securities markets. The fair values are expected to recover as the securities approach maturity.

**Sources of Funds**

**General.** Deposits are the major source of the Bancorp's funds for lending and other investment purposes. In addition to deposits, the Bancorp derives funds from maturing investment securities and certificates of deposit, dividend receipts from the investment portfolio, loan principal repayments, repurchase agreements, advances from the Federal Home Loan Bank of Indianapolis (FHLB) and other borrowings. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of other sources of funds. They may also be used on a longer-term basis for general business purposes. The Bancorp uses repurchase agreements, as well as a line-of-credit and advances from the FHLB for borrowings. At December 31, 2022, the Bancorp had $120.0 million in FHLB fixed rate advances and $15.5 million in repurchase agreements. The Bancorp had no other borrowed funds as of December 31, 2022.

**Deposits.** Retail and commercial deposits are attracted principally from within the Bancorp's primary market area. The Bancorp offers a broad selection of deposit instruments including non-interest bearing demand accounts, interest bearing demand accounts, savings accounts, money market deposit accounts, certificate accounts and retirement savings plans. Deposit accounts vary as to terms, with the principal differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. Certificate account offerings typically range in maturity from ten days to 42 months. The deregulation of federal controls on insured deposits has allowed the Bancorp to be more competitive in obtaining funds and to be flexible in meeting the threat of net deposit outflows. The Bancorp does not obtain funds through brokers, however, the Bancorp did acquire brokered deposits through the acquisition of Royal Financial.

The following table presents the average daily amount of deposits and average rates paid on such deposits for the years indicated. The amounts are stated in thousands (000's).

|  | December 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
|  | Amount | Rate % | Amount | Rate % |
| Noninterest bearing demand deposits | $ 377,408 | - | $ 280,900 | - |
| Interest bearing demand deposits | 374,815 | 0.36 | 297,012 | 0.08 |
| MMDA accounts | 286,155 | 0.37 | 253,468 | 0.13 |
| Savings accounts | 416,898 | 0.05 | 277,839 | 0.06 |
| Certificates of deposit | 368,322 | 0.26 | 271,882 | 0.46 |
| Total deposits | $ 1,823,598 | 0.20 | $ 1,381,101 | 0.18 |

As of December 31, 2022, and 2021, approximately $516.1 million and $452.0 million, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

The following table sets forth the portion of the Bank's time deposits, by account, that are in excess of the FDIC insurance limit, by remaining time until maturity, as of December 31, 2022 (dollars in thousands).

| | |
|---|---|
| 3 months or less | $ 7,729 |
| Over 3 months through 6 months | 536 |
| Over 6 months through 12 months | 16,616 |
| Over 12 months | 33,000 |
| Total | $ 57,881 |

**Borrowings.** Borrowed money is used on a short-term basis to compensate for reductions in the availability of other sources of funds and is generally accomplished through repurchase agreements, as well as, through a line of credit and advances from the FHLB. Repurchase agreements generally mature within one year and are generally secured by U.S. government securities or U.S. agency securities, under the Bancorp's control. FHLB advances with maturities ranging from one year to five years are used to fund securities and loans of comparable duration, as well as to reduce the impact that movements in short-term interest rates have on the Bancorp's overall cost of funds. Fixed rate advances are payable at maturity, with a prepayment penalty.

The following tables set forth certain information regarding borrowing and repurchase agreements by the Bancorp at the end of and during the periods indicated. The amounts are stated in thousands (000's).

| | At December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Repurchase agreements: | | |
| Balance | $ 15,503 | $ 14,581 |
| Securities underlying the agreements: | | |
| Ending carrying amount | 32,660 | 14,885 |
| Ending fair value | 32,660 | 14,885 |
| Weighted average rate (1) | 0.94% | 0.26% |

| | For year ended December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Highest month-end balance | $ 28,328 | $ 24,514 |
| Average outstanding balance | 20,649 | 17,789 |
| Weighted average rate on securities sold under agreements to repurchase (2) | 2.43% | 0.26% |

| | At December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Fixed rate short-term advances from the FHLB | $ 120,000 | $ - |
| Total borrowings | $ 120,000 | $ - |

(1) The weighted average rate for each period is calculated by weighting the principal balances outstanding for the various interest rates.

(2) The weighted average rate is calculated by dividing the interest expense for the period by the average daily balances of securities sold under agreements to repurchase for the period.

**Wealth Management Group**

The Bancorp's Wealth Management Group provides estate and retirement planning, guardianships, land trusts, profit sharing and 401(k) retirement plans, IRA and Keogh accounts, investment agency accounts, and serves as personal representative of estates and acts as trustee for revocable and irrevocable trusts. At December 31, 2022, the market value of the Wealth Management Group's assets under management totaled $361.4 million, a decrease of $31.3 million, compared to December 31, 2021. Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the consolidated balance sheets since such property is not owned by the Bancorp.

**Analysis of Profitability and Key Operating Ratios**

**Financial Ratios and the Analysis of Changes in Net Interest Income.**

The tables below set forth certain financial ratios of the Bancorp for the periods indicated:

| | Year ended December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Return on average assets | 0.74% | 0.95% |
| Return on average equity | 10.47% | 9.61% |
| Average equity-to-average assets ratio | 7.07% | 9.89% |
| Dividend payout ratio | 34.34% | 28.82% |

| | At December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Total stockholders' equity to total assets | 6.59% | 9.66% |

The average balance sheet amounts, the related interest income or expense, and average rates earned or paid are presented in the following table. The amounts are stated in thousands (000's).

| | Year ended December 31, 2022 | | | Year ended December 31, 2021 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Interest Income/ Expense | Average Rate | Average Balance | Interest Income/ Expense | Average Rate |
| **Assets:** | | | | | | |
| Interest bearing balances in financial institutions | $ 23,553 | $ 315 | 1.34% | $ 44,884 | $ 61 | 0.14% |
| Federal funds sold | 3,025 | 11 | 0.36 | 1,058 | - | - |
| Nontaxable Securities | 260,485 | 6,677 | 2.56 | 260,043 | 6,069 | 2.33 |
| Taxable Securities | 170,481 | 2,899 | 1.70 | 200,202 | 2,952 | 1.47 |
| Total investments | 457,544 | 9,902 | 2.16 | 506,187 | 9,082 | 1.79 |
| Loans:* | | | | | | |
| Real estate mortgage loans | 1,273,453 | 54,522 | 4.28 | 777,113 | 32,621 | 4.20 |
| Commercial business loans | 118,595 | 5,862 | 4.94 | 159,487 | 7,378 | 4.63 |
| Consumer loans | 38,969 | 1,749 | 4.49 | 31,585 | 1,574 | 4.98 |
| Total loans | 1,431,017 | 62,133 | 4.34 | 968,185 | 41,573 | 4.29 |
| Total interest-earning assets | 1,888,561 | 72,035 | 3.81 | 1,474,372 | 50,655 | 3.44 |
| Allowance for loan losses | (13,385) | | | (13,353) | | |
| Other assets | 163,079 | | | 112,962 | | |
| Total assets | $ 2,038,255 | | | $ 1,573,981 | | |
| | | | | | | |
| **Liabilities:** | | | | | | |
| | | | | | | |
| NOW accounts | $ 374,815 | $ 1,363 | 0.36% | $ 297,012 | $ 243 | 0.08% |
| Money market demand accounts | 286,155 | 1,052 | 0.37 | 253,468 | 334 | 0.13 |
| Savings accounts | 416,898 | 216 | 0.05 | 277,839 | 174 | 0.06 |
| Certificates of deposit | 368,322 | 973 | 0.26 | 271,882 | 1,251 | 0.46 |
| Total interest-bearing deposits | 1,446,190 | 3,604 | 0.25 | 1,100,201 | 2,002 | 0.18 |
| Repurchase Agreements | 20,649 | 195 | 0.94 | 17,789 | 47 | 0.26 |
| Borrowed funds | 26,806 | 1,087 | 4.06 | 2,448 | 31 | 1.27 |
| Total interest-bearing liabilities | 1,493,645 | 4,886 | 0.33 | 1,120,438 | 2,080 | 0.19 |
| | | | | | | |
| Demand deposit accounts | 377,408 | | | 280,900 | | |
| Other liabilities | 23,132 | | | 16,995 | | |
| Total liabilities | 1,894,185 | | | 1,418,333 | | |
| | | | | | | |
| Stockholders' equity | 144,070 | | | 155,648 | | |
| Total liabilities and stockholders' equity | $ 2,038,255 | | | $ 1,573,981 | | |
| Net interest income | | $ 67,149 | | | $ 48,575 | |
| Net interest spread | | | 3.49% | | | 3.25% |
| Net interest margin** | | | 3.56% | | | 3.29% |
| Ratio of interest-earning assets to interest-bearing liabilities | | | 1.26x | | | 1.32x |

* Non-accruing loans have been included in the average balances.
** Net interest income divided by average interest-earning assets.

The table below sets forth certain information regarding changes in interest income and interest expense of the Bancorp for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (1) changes in volume (change in volume multiplied by old rate) and (2) changes in rate (change in rate multiplied by old volume). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate. The amounts are stated in thousands (000's).

| | | | Year Ended December 31, | | | |
| | 2022 | | vs. | | 2021 | |
| | | | Increase / (Decrease) Due To | | | |
| | Volume | | Rate | | Total | |
| Interest income: | | | | | | |
| Loans receivable | $ | 20,091 | $ | 469 | $ | 20,560 |
| Nontaxable securities | | 10 | | 598 | | 608 |
| Taxable securities | | (471) | | 418 | | (53) |
| Interest bearing balances in other financial institutions | | (42) | | 296 | | 254 |
| Federal funds sold | | 11 | | - | | 11 |
| Total interest-earning assets | | 19,599 | | 1,781 | | 21,380 |
| | | | | | | |
| Interest Expense: | | | | | | |
| NOW accounts | | 79 | | 1,041 | | 1,120 |
| Money market accounts | | 48 | | 670 | | 718 |
| Savings accounts | | 76 | | (34) | | 42 |
| Certificates of deposit | | 358 | | (636) | | (278) |
| Repurchase agreements | | 9 | | 139 | | 148 |
| Borrowed funds | | 865 | | 191 | | 1,056 |
| Total interest-bearing liabilities | | 1,435 | | 1,371 | | 2,806 |
| | | | | | | |
| Net change in net interest income/(expense) | $ | 18,164 | $ | 410 | $ | 18,574 |

## Subsidiary Activities

NWIN Risk Management, Inc. is a wholly owned subsidiary of the Bancorp. The subsidiary provides captive insurance for the subsidiaries of the Bancorp.

Peoples Service Corporation, a wholly owned subsidiary of the Bank was incorporated under the laws of the State of Indiana. The subsidiary currently provides insurance and annuity investments to the Bank's wealth management customers.

NWIN, LLC is a wholly owned subsidiary of the Bank. NWIN, LLC was incorporated under the laws of the State of Nevada as an investment subsidiary. The investment subsidiary currently holds security investments, which are managed by a professional portfolio manager. In addition, the investment subsidiary is the parent of a real estate investment trust, NWIN Funding, Inc., that invests in real estate loans originated by the Bank.

NWIN Funding, Inc. is a subsidiary of NWIN, LLC, and was formed as an Indiana Real Estate Investment Trust (REIT). The formation of NWIN Funding, Inc. provides the Bancorp with a vehicle that may be used to raise capital utilizing portfolio mortgages as collateral, without diluting stock ownership.

Columbia Development Company, LLC is a wholly owned subsidiary of the Bank and was incorporated under the laws of the State of Indiana. The subsidiary holds real estate properties that the Bank has acquired through the foreclosure process.

The consolidated financial statements include the Bancorp, its wholly owned subsidiaries, the Bank, NWIN Risk Management, Inc, and the Bank's wholly owned subsidiaries, Peoples Service Corporation, NWIN, LLC and Columbia Development Company, LLC. The Bancorp's business activities include being a holding company for the Bank as well as a holding company for NWIN Risk Management, Inc. The Bancorp's earnings are dependent upon the earnings of the Bank. All significant inter-company accounts and transactions have been eliminated in consolidation.

## Competition

The Bancorp's primary market area for deposits, loans and financial services encompasses Lake and Porter Counties, in Northwest Indiana, and Cook County in northeast Illinois. All of the Bancorp's banking centers and offices are located in its primary market area. Approximately ninety-two percent of the Bancorp's business activities are within this area.

The Bancorp faces strong competition in its primary market area for the attraction and retention of deposits and in the origination of loans. The Bancorp's most direct competition for deposits has historically come from commercial banks, savings associations, and credit unions located in its primary market area. Particularly in times of high interest rates, the Bancorp has had significant competition from mutual funds and other firms offering financial services. The Bancorp's competition for loans comes principally from savings associations, commercial banks, mortgage banking companies, credit unions, insurance companies, and other institutional lenders.

The Bancorp competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of the services it provides borrowers and other third-party sources. It competes for deposits by offering depositors a wide variety of savings accounts, checking accounts, competitive interest rates, convenient banking center locations, drive-up facilities, automatic teller machines, tax deferred retirement programs, digital banking, and other miscellaneous services.

The activities of the Bancorp and the Bank in the geographic market served involve competition with other banks as well as with other financial institutions and enterprises, many of which have substantially greater resources than those available to the Bancorp. In addition, non-bank financial services companies with which the Bancorp and Bank compete, while subject to regulation by the CFPB, are generally not subject to the same type of extensive regulation by the federal and state banking agencies applicable to the Bancorp and the Bank.

## Employees and Human Capital Resources

We believe that the foundation of our success in the banking business lies with the quality of our employees, the development of our employees' skills and career goals, and our ability to provide a comprehensive rewarding experience and work environment for our employees. We encourage and support the development of our employees and, wherever possible, strive to fill positions from within the organization. As of December 31, 2022, the Bank had 281 full-time and 45 part-time employees. The employees are not represented by a collective bargaining agreement. Management believes its employee relations are good. The Bancorp has six executive officers and has no other employees. The Bancorp's officers also are full-time employees of the Bank, and are compensated by the Bank.

## Regulation and Supervision

**Bank Holding Company Regulation.** The Bancorp is registered as a bank holding company for the Bank and has elected to be a financial holding company under the Gramm-Leach-Bliley Act of 1999. As a bank holding company and financial holding company, the Bancorp is subject to the regulation and supervision of the FRB under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Bank holding companies are required to file periodic reports with and are subject to periodic examination by the FRB.

Under the BHCA, without the prior approval of the FRB, the Bancorp may not acquire direct or indirect control of more than 5% of the voting stock or substantially all of the assets of any company, including a bank, and may not merge or consolidate with another bank holding company. In addition, the Bancorp is generally prohibited by the BHCA from engaging in any nonbanking business unless such business is determined by the FRB to be so closely related to banking as to be a proper incident thereto. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

The Change in Bank Control Act ("CBCA") prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FRB has been notified and has not objected to the transaction. Under a rebuttable presumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Bancorp, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Bancorp. In addition, the CBCA prohibits any entity from acquiring 25% (the BHCA has a lower limit for acquirers that are existing bank holding companies) or more of a bank holding company's or bank's voting securities, or otherwise obtaining control or a controlling influence over a bank holding company or bank without the approval of the FRB. On April 1, 2021, the FRB's final rule clarifying the standards for determining whether one company has control over another became effective. The final rule establishes four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

Under the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), a bank holding company is expected to serve as a source of financial and managerial strength to its subsidiary bank(s). Pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary bank(s) during periods of financial stress or adversity. This support may be required by the FRB at times when the Bancorp may not have the resources to provide it or, for other reasons, would not be inclined to provide it. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to provide limited guarantee of the compliance by any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency.

**State Bank Regulation.** As an Indiana commercial bank, the Bank is subject to federal regulation and supervision by the FDIC and to state regulation and supervision by the DFI. The Bank's deposit accounts are insured by the DIF, which is administered by the FDIC. The Bank is not a member of the Federal Reserve System.

Both federal and Indiana law extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

Under FDICIA, insured state chartered banks are prohibited from engaging as principal in activities that are not permitted for national banks, unless: (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the bank is, and continues to be, in compliance with all applicable capital standards.

**Branches and Acquisitions.** Branching by the Bank requires the approval of the Federal Reserve and the DFI. Under current law, Indiana chartered banks may establish branches throughout the state and in other states, subject to certain limitations. Congress authorized interstate branching, with certain limitations, beginning in 1997. Indiana law authorizes an Indiana bank to establish one or more branches in states other than Indiana through interstate merger transactions and to establish one or more interstate branches through de novo branching or the acquisition of a branch. The Dodd-Frank Act permits the establishment of de novo branches in states where such branches could be opened by a state bank chartered by that state. The consent of the state is no longer required.

**Transactions with Affiliates.** Under Indiana law, the Bank is subject to Sections 22(h), 23A and 23B of the Federal Reserve Act, which restrict financial transactions between banks and affiliated companies, such as the Bancorp. The statute limits credit transactions between a bank and its executive officers and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

**Capital Requirements.** Federal regulations require FDIC insured depository institutions to meet several minimum capital standards: (i) a common equity Tier 1 capital to risk-based assets ratio of 4.5%; (ii) a Tier 1 capital to risk-based assets ratio of 6.0%; (iii) a total capital to risk-based assets ratio of 8%; and (iv) a 4% Tier 1 capital to total assets leverage ratio.

Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock, and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, and residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions by the institution and certain discretionary bonus payments to management if an institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The FRB and FDIC have authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular risks or circumstances. As of December 31, 2022, the Bank met all applicable capital adequacy requirements.

Bank holding companies are generally subject to consolidated capital requirements established by the FRB. The Dodd-Frank Act required the FRB to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository subsidiaries. However, under the FRB's "Small Bank Holding Company" exemption from consolidated bank holding company capital requirements, bank holding companies and savings and loan holding companies with less than $3 billion in consolidated assets, such as the Bancorp, are exempt from consolidated regulatory capital requirements, unless the FRB determines otherwise in particular cases.

Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. The law requires that certain supervisory actions be taken against undercapitalized institutions, the severity of which depends on the degree of undercapitalization. The FDIC has adopted regulations to implement the prompt corrective action legislation as to insured state banks. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater, and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater, and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0%, or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0%, or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

Subject to a narrow exception, a receiver or conservator is required to be appointed for an institution that is "critically undercapitalized" within specified time frames. The regulations also provide that a capital restoration plan must be filed with the FDIC within 45 days of the date an institution is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company up to the lesser of 5% of the institution's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital requirements. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The FDIC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the "Economic Growth Act") directed federal banking agencies to draft regulations establishing a new optional Community Bank Leverage Ratio ("CBLR"). The Economic Growth Act provides that the CBLR will apply to a "qualifying community bank" which the Economic Growth Act defines as a bank with consolidated assets of less than $10 billion and satisfying additional criteria designed to disqualify institutions with a higher risk profile. Under the Economic Growth Act, qualifying community banks that meet or exceed the CBLR and elect to follow the alternative regulatory capital structure will be deemed to have satisfied all generally applicable leverage capital and risk-based capital requirements and will be considered "well capitalized" under the FDIC prompt corrective action provisions. The Economic Growth Act directed the FRB, the FDIC, and the Office of the Comptroller of the Currency ("OCC") to jointly determine a community bank leverage ratio percentage, not less than 8% nor more than 10%, that must be maintained to be deemed to have satisfied all generally applicable leverage capital and risk-based capital requirements and be considered well capitalized. The Economic Growth Act also directed agencies to establish procedures for dealing with a qualifying bank that subsequently falls below the new ratio.

The final regulation implementing Section 201 became effective on January 1, 2021 (the "Final Rule"). Under the Final Rule, to be eligible to use the CBLR framework, a banking organization must not be an advanced approaches organization and must have (i) a leverage ratio of greater than 9%; (ii) total consolidated assets of less than $10 billion; (iii) total off-balance sheet exposures of 25% or less of total consolidated assets; and (iv) total trading assets plus trading liabilities of 5% or less of total consolidated assets. A qualifying institution may opt in and out of the CBLR framework on its quarterly call report. An institution that ceases to meet any qualifying criteria is provided with a two-quarter grace period to either comply with the CBLR requirements or comply with the general capital regulations, including the risk-based capital requirements.

Section 4012 of the Coronavirus Aid, Relief and Economic Security Act of 2021 (the "CARES Act") required that the CBLR be temporarily lowered to 8%. The federal regulators issued a rule implementing the lower ratio effective April 23, 2021. The rule also established a two-quarter grace period for a qualifying institution whose leverage ratio falls below the 8% CBLR requirement so long as the bank maintains a leverage ratio of 7% or greater. Another rule was issued to transition back to the 9% CBLR by increasing the ratio to 8.5% for calendar year 2022 and 9% thereafter. The Bank did not elect to opt in to the CBLR framework.

The following table shows that, at December 31, 2022, and December 31, 2021, the Bank's capital exceeded all applicable regulatory capital requirements. The dollar amounts are in millions.

| (Dollars in millions) December 31, 2022 | Actual Amount | Actual Ratio | Minimum Required For Capital Adequacy Purposes Amount | Minimum Required For Capital Adequacy Purposes Ratio | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Amount | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Ratio |
|---|---|---|---|---|---|---|
| Common equity tier 1 capital to risk-weighted assets | $ 161.3 | 10.1% | $ 71.6 | 4.5% | $ 103.4 | 6.5% |
| Tier 1 capital to risk-weighted assets | $ 161.3 | 10.1% | $ 95.5 | 6.0% | $ 127.3 | 8.0% |
| Total capital to risk-weighted assets | $ 174.2 | 10.9% | $ 127.3 | 8.0% | $ 159.1 | 10.0% |
| Tier 1 capital to adjusted average assets | $ 161.3 | 7.7% | $ 84.3 | 4.0% | $ 105.4 | 5.0% |

| (Dollars in millions) At December 31, 2021 | Actual Amount | Actual Ratio | Minimum Required For Capital Adequacy Purposes Amount | Minimum Required For Capital Adequacy Purposes Ratio | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Amount | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Ratio |
|---|---|---|---|---|---|---|
| Common equity tier 1 capital to risk-weighted assets | $ 133.7 | 12.6% | $ 47.8 | 4.5% | $ 69.0 | 6.5% |
| Tier 1 capital to risk-weighted assets | $ 133.7 | 12.6% | $ 63.7 | 6.0% | $ 85.0 | 8.0% |
| Total capital to risk-weighted assets | $ 147.0 | 13.9% | $ 85.0 | 8.0% | $ 106.2 | 10.0% |
| Tier 1 capital to adjusted average assets | $ 133.7 | 8.4% | $ 64.1 | 4.0% | $ 80.1 | 5.0% |

In December 2017, the Basel Committee on Banking Supervision published the last version of the Basel III accord, generally referred to as "Basel IV." The Basel Committee stated that a key objective of the revisions incorporated into the framework is to reduce excessive variability of risk-weighted assets ("RWA"), which will be accomplished by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk, which will facilitate the comparability of banks' capital ratios; constraining the use of internally modeled approaches; and complementing the risk-weighted capital ratio with a finalized leverage ratio and a revised and robust capital floor. The leadership of the FRB, Office of the Comptroller of the Currency ("OCC"), and FDIC, who are tasked with implementing Basel IV, supported the revisions. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Bancorp. The impact of Basel IV on the Bancorp will depend on the manner in which it is implemented by the federal banking regulators.

Banking regulators may change these capital requirements from time to time, depending on the economic outlook generally and the outlook for the banking industry. The Bancorp is unable to predict whether and when any such further capital requirements would be imposed and, if so, to what levels and on what schedule.

**New Accounting Standards With Regulatory Effect.** In June 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standard update, "Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments," which replaces the current "incurred loss" model for recognizing credit losses with an "expected loss" model referred to as the Current Expected Credit Loss ("CECL") model. Under the CECL model, the Bancorp will be required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. On December 21, 2018, the federal banking agencies approved a final rule modifying their regulatory capital rules and providing an option to phase in over a period of three years the day-one regulatory capital effects of the CECL model. The final rule also revises the agencies' other rules to reflect the update to the accounting standards. The final rule took effect April 1, 2019. The new CECL standard will become effective for the Bancorp for fiscal year ending December 31, 2023 and for interim periods within the fiscal year. The Bancorp's management expects the one-time cumulative effect adjustment to the allowance for credit losses ("ACL") will be between $3.8 million and $6.8 million upon adoption as of January 1, 2023. Additional detail can be found in Note 1 to the financial statements, under ASU No. 2016-13, *Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments*.

**Dividend Limitations.** The Bancorp is a legal entity separate and distinct from the Bank. The primary source of the Bancorp's cash flow, including cash flow to pay dividends on the Bancorp's Common Stock, is the payment of dividends to the Bancorp by the Bank. Under Indiana law, the Bank may pay dividends of so much of its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank's Board of Directors. However, the Bank must obtain the approval of the DFI for the payment of a dividend if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, "retained net income" means net income as calculated for call report purposes, less all dividends declared for the applicable period. An exemption from DFI approval would require that the Bank have been assigned a composite uniform financial institutions rating of 1 or 2 as a result of the most recent federal or state examination; the proposed dividend would not result in a Tier 1 leverage ratio below 7.5%; and that the Bank not be subject to any corrective action, supervisory order, supervisory agreement, or board approved operating agreement.

The FDIC has the authority to prohibit the Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank. In addition, under FRB supervisory policy, a bank holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, assets, quality, and overall financial condition. The FRB expects bank holding companies to consult with it in advance of declaring dividends that could raise safety and soundness concerns (i.e., such as when the dividend is not supported by earnings or involves a material increase in the dividend rate) and in advance of repurchasing shares of common or preferred stock.

**Federal Deposit Insurance.** Deposits in the Bank are insured by the Deposit Insurance Fund of the FDIC up to a maximum amount, which is generally $250,000 per depositor, subject to aggregation rules. There is no unlimited insurance coverage for noninterest bearing transaction accounts. Rather, deposits held in noninterest bearing transaction accounts are aggregated with interest bearing deposits the owner may hold in the same ownership category, and the combined are insured up to at least $250,000. The Bank is subject to deposit insurance assessments by the FDIC pursuant to its regulations establishing a risk-related deposit insurance assessment system, based on the institution's capital levels and risk profile. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk-weighted categories based on supervisory evaluations, regulatory capital levels, and certain other factors with less risky institutions paying lower assessments. An institution's initial assessment rate depends upon the category to which it is assigned. There are also adjustments to a bank's initial assessment rates based on levels of long-term unsecured debt, secured liabilities in excess of 25% of domestic deposits and, for certain institutions, brokered deposit levels. Pursuant to FDIC rules adopted under the Dodd-Frank Act (described below), initial assessments ranged from 5 to 35 basis points of the institution's total assets minus its tangible equity. The Bank paid net deposit insurance assessments of $861 thousand during the year ended December 31, 2022. For 2022, the deposit insurance assessment rate before applying one-time assessment credits was approximately 0.068% of insured deposits. No institution may pay a dividend if it is in default of the federal deposit insurance assessment.

Under the Dodd-Frank Act, the FDIC is authorized to set the reserve ratio for the Deposit Insurance Fund at no less than 1.35% of estimated insured deposits, which is increased from the previous ratio of 1.15%. The FDIC must offset the effect of the increase in the minimum designated reserve ratio from 1.15% to 1.35% on insured depository institutions of less than $10 billion, and may declare dividends to depository institutions when the reserve ratio at the end of a calendar quarter is at least 1.5%, although the FDIC has the authority to suspend or limit such permitted dividend declarations. The FDIC has set the designated reserve ratio for the deposit insurance fund at 2% of estimated insured deposits, which the FDIC has established as a long-term goal. As of September 30, 2021, the FDIC had announced that the ratio had declined to 1.30% due largely to the effects of the COVID-19 pandemic. The FDIC adopted a plan to restore the fund to the 1.35% ratio within eight years but did not change its assessment schedule.

Under the Dodd-Frank Act, the assessment base for deposit insurance premiums is calculated as average consolidated total assets minus average tangible equity. Tangible equity for this purpose means Tier 1 capital. The rate schedules set forth in the rule governing the assessment base are scaled to the increase in the assessment base, including schedules that go into effect as the reserve ratio reaches 1.15%, 2%, and 2.5%.

The schedules reduce the initial base assessment rate in each of the four risk-based pricing categories.
- For small Risk category I banks, the rates range from 5-9 basis points.
- The rates for small institutions in Risk Categories II, III and IV are 14, 23 and 35 basis points, respectively.
- For large institutions and large, highly complex institutions, the rate schedule ranges from 5 to 35 basis points.

There are also adjustments made to the initial assessment rates based on long-term unsecured debt, depository institution debt, and brokered deposits. The FDIC also provides for an assessment system for large depository institutions with over $10 billion in assets.

The FDIC has the authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe and unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

**Federal Home Loan Bank System.** The Bank is a member of the Federal Home Loan Bank of Indianapolis, which is one of eleven regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the Federal Home Loan Bank system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of trustees of the Federal Home Loan Bank. As a member, the Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Indianapolis in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of our outstanding advances from the Federal Home Loan Bank. At December 31, 2022, the Bank was in compliance with this requirement.

At December 31, 2022, the Bancorp owned $6.5 million of stock of the Federal Home Loan Bank of Indianapolis ("FHLBI"). The FHLBI stock entitles the Bancorp to dividends from the FHLBI. The Bancorp recognized dividend income of approximately $84 thousand in 2022. At December 31, 2022, the Bancorp's excess borrowing capacity based on collateral from the FHLBI was $391.1 million. Generally, the loan terms from the FHLBI are better than the terms the Bancorp can receive from other sources making it cheaper to borrow money from the FHLBI.

**Federal Reserve System.** Under regulations of the FRB, the Bank is required to maintain reserves against its transaction accounts (primarily checking accounts) and non-personal money market deposit accounts. The effect of these reserve requirements is to increase the Bank's cost of funds. The Bank is in compliance with its reserve requirements.

**Community Reinvestment Act.** Under the Community Reinvestment Act ("CRA"), the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC in connection with its examination of the Bank, to assess its record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Bank. For example, the regulations specify that a bank's CRA performance will be considered in its expansion (e.g., branching) proposals and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent regulatory examination, the Bank was rated "satisfactory" with respect to its CRA compliance.

**Gramm-Leach-Bliley Act.** Under the Gramm-Leach-Bliley Act ("Gramm-Leach"), bank holding companies are permitted to offer their customers virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. In order to engage in these new financial activities, a bank holding company must qualify and register with the FRB as a "financial holding company" by demonstrating that each of its bank subsidiaries is well capitalized, well managed and has at least a satisfactory rating under the CRA. As previously discussed, the Bancorp has elected to become a financial holding company under Gramm-Leach.

Gramm-Leach established a system of functional regulation, under which the federal banking agencies regulate the banking activities of financial holding companies, the U.S. Securities and Exchange Commission regulates their securities activities and state insurance regulators regulate their insurance activities.

Under Gramm-Leach, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The privacy provisions of Gramm-Leach affect how consumer information is transmitted through diversified financial services companies and conveyed to outside vendors.

The Bancorp does not disclose any nonpublic information about any current or former customers to anyone except as permitted by law and subject to contractual confidentiality provisions which restrict the release and use of such information.

**Cybersecurity Guidelines.** The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services. In October 2016, the federal banking agencies issued an advance notice of proposed rulemaking on enhanced cybersecurity risk-management and resilience standards that would apply to large and interconnected banking organizations and to services provided by third parties to these firms. These enhanced standards would apply only to depository institutions and depository institution holding companies with total consolidated assets of $50 billion or more, which would not currently include the Bancorp. However, similar standards and/or regulations may be adopted or implemented by federal and state banking agencies in the future which may be applicable to community banking organizations such as the Bancorp.

Recent cyberattacks against banks and other financial institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking regulators to issue extensive guidance on cybersecurity. Among other things, financial institutions are expected to design multiple layers of security controls to establish lines of defense and ensure that their risk management processes address the risks posed by compromised customer credentials, including security measures to authenticate customers accessing internet-based services. A financial institution also should have a robust business continuity program to recover from a cyberattack and procedures for monitoring the security of third-party service providers that may have access to nonpublic data at the institution. During 2022, the Bancorp did not discover any material cybersecurity incidents.

**Consumer Financial Protection Bureau.** The Dodd-Frank Act established the Consumer Financial Protection Bureau ("CFPB") within the Federal Reserve, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of Gramm-Leach and certain other statutes. Many of the consumer financial protection functions formerly assigned to the federal banking and other designated agencies are now performed by the CFPB. The CFPB has a large budget and staff, and has the authority to implement regulations under federal consumer protection laws and enforce those laws against, and examine, financial institutions. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by the federal banking regulators for consumer compliance purposes. The CFPB has the authority to prevent unfair, deceptive or abusive practice in connection with the offering of consumer financial products. Additionally, this bureau is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities.

Moreover, the Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, the CFPB has published several final regulations impacting the mortgage industry, including rules related to ability-to-pay, mortgage servicing, and mortgage loan originator compensation. The ability-to-repay rule makes lenders liable if they fail to assess ability to repay under a prescribed test, but also creates a safe harbor for so-called "qualified mortgages." Failure to comply with the ability-to-repay rule may result in possible CFPB enforcement action and special statutory damages plus actual, class action, and attorneys' fees damages, all of which a borrower may claim in defense of a foreclosure action at any time. The Dodd-Frank Act also permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations. Federal preemption of state consumer protection law requirements, traditionally an attribute of the federal savings association charter, also was modified by the Dodd-Frank Act and requires a case-by-case determination of preemption by the OCC and eliminates preemption for subsidiaries of a bank. Depending on the implementation of this revised federal preemption standard, the operations of the Bank could become subject to additional compliance burdens in the states in which it operates.

**Mortgage Reform and Anti-Predatory Lending**. Title XIV of the Dodd-Frank Act, the Mortgage Reform and Anti-Predatory Lending Act, includes a series of amendments to the Truth In Lending Act with respect to mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards and pre-payments. With respect to mortgage loan originator compensation, except in limited circumstances, an originator is prohibited from receiving compensation that varies based on the terms of the loan (other than the principal amount). The amendments to the Truth In Lending Act also prohibit a creditor from making a residential mortgage loan unless it determines, based on verified and documented information of the consumer's financial resources, that the consumer has a reasonable ability to repay the loan. The amendments also prohibit certain pre-payment penalties and require creditors offering a consumer a mortgage loan with a pre-payment penalty to offer the consumer the option of a mortgage loan without such a penalty. In addition, the Dodd-Frank Act expands the definition of a "high-cost mortgage" under the Truth In Lending Act, and imposes new requirements on high-cost mortgages and new disclosure, reporting and notice requirements for residential mortgage loans, as well as new requirements with respect to escrows and appraisal practices.

**Interchange Fees for Debit Cards.** Under the Dodd-Frank Act, interchange fees for debit card transactions must be reasonable and proportional to the issuer's incremental cost incurred with respect to the transaction plus certain fraud related costs. Although institutions with total assets of less than $10 billion are exempt from this requirement, competitive pressures have required smaller depository institutions to reduce fees with respect to these debit card transactions.

**Federal Securities Law.** The shares of Common Stock of the Bancorp have been registered with the SEC under the Exchange Act. The Bancorp is subject to the periodic reporting, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act and the rules of the SEC promulgated there under. If the Bancorp has fewer than 1,200 record shareholders, it may deregister its shares under the Exchange Act and cease to be subject to the foregoing requirements.

Shares of the Bancorp's Common Stock held by persons who are affiliates of the Bancorp may not be resold without registration unless sold in accordance with the resale restrictions of Rule 144 under the Securities Act of 1933. If the Bancorp meets the current public information requirements under Rule 144, each affiliate of the Bancorp who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Bancorp or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Under the Dodd-Frank Act, the Bancorp is required to provide its shareholders an opportunity to vote on the executive compensation payable to its named executive officers and on golden parachute payments in connection with mergers and acquisitions. These votes are non-binding and advisory. At least once every six years, the Bancorp must also permit shareholders to determine on an advisory basis whether such votes should be held every one, two, or three years.

**Federal Reserve Monetary Policies.** The Bancorp's earnings and growth, as well as the earnings and growth of the banking industry in general, are affected by the monetary and credit policies of monetary authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to combat recession and curb inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. government securities, changes in reserve requirements against member bank deposits, and changes in the Federal Reserve discount rate. These instruments are used in varying combinations to influence overall growth of bank loans, investments, and deposits, and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the FRB have had a significant impact on the operating results of financial institutions in the past and are expected to continue to have effects in the future.

In view of continually changing conditions in the national economy and in money markets, as well as the effect of credit policies by monetary and fiscal authorities, including the FRB, it is difficult to predict the impact of possible future changes in interest rates, deposit levels, and loan demand, or their effect on the Bancorp's business and earnings or on the financial condition of the Bancorp's various customers.

**Other Future Legislation and Change in Regulations.** Various other legislation, including proposals to expand or contract the powers of banking institutions and bank holding companies, is from time to time introduced. This legislation may change banking statutes and the operating environment of the Bancorp and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Bancorp cannot accurately predict whether any of this potential legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon the financial condition or results of operations of the Bancorp or the Bank.

## Federal Taxation

For federal income tax purposes, the Bank reports its income and expenses on the accrual method of accounting. The Bancorp and the Bank file a consolidated federal income tax return for each fiscal year ending December 31.

## State Taxation

The Bank is subject to Indiana's Financial Institutions Tax ("FIT"), which is imposed at a flat rate on "adjusted gross income," subject to scheduled decreases as described herein. For 2022, this rate was 5.0%, and for 2023 and thereafter the rate will be 4.9%. Additionally, the Bank is subject to Illinois state tax which is imposed at a flat rate of 9.5%. "Adjusted gross income," for purposes of the FIT begins with taxable income as defined by Section 63 of the Internal Revenue Code of 1986, as amended (the "Code") and, thus, incorporates federal tax law to the extent that it affects the computation of taxable income. Federal taxable income is then adjusted by several Indiana and Illinois modifications. Other applicable state taxes include generally applicable sales and use taxes plus real and personal property taxes.

## Accounting for Income Taxes

At December 31, 2022, the Bancorp has consolidated total deferred tax assets of $32.7 million and consolidated total deferred tax liabilities of $3.5 million, resulting in a consolidated net deferred tax asset of $29.2 million. The Bancorp does not have a valuation allowance associated with the deferred tax asset as of December 31, 2022.

## Item 1A. Risk Factors

*An investment in our common stock involves risks. Before making any decision whether to invest in our common stock, you should carefully consider the risks described below, together with all of the other information included in this report. These risks are not the only ones we will face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations, financial condition, and results of operations. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Also, please read "Cautionary Note Regarding Forward-Looking Statements."*

**Risks Related to Our Business**

***As a financial institution, the Bancorp is subject to a number of risks relating to its daily business.***

As a financial institution, we are subject to a number of risks relating to our daily business. Although we undertake a variety of efforts to manage and control those risks, many of the risks are outside of our control. Among the risks we face are the following:

- *Credit Risk* – the risk that loan customers or other parties will be unable to perform their contractual repayment obligations.

- *Market Risk* – the risk that changes in market rates and prices will adversely affect our financial condition and results of operations.

- *Liquidity Risk* – the risk that the Bancorp or the Bank will have insufficient cash or access to cash to meet its operating needs.

- *Operational Risk* – the risk of financial and reputational loss resulting from fraud, inadequate or failed internal processes, cyber-security breaches, people and systems, or external events.

- *Economic Risk* – the risk that the economy in our markets could decline, resulting in increased unemployment, decreased real estate values, and increased loan charge-offs.

- *Compliance Risk* – the risk of additional action by our regulators or additional regulation that could hinder our ability to do business profitably.

- *Regulatory Risk* – the risk presented by the need to comply with all laws, rules, and regulations from multiple regulatory agencies, including but not limited to the FDIC, the Consumer Financial Protection Bureau, the IDFI, the FRB, the SEC, and the U.S. Department of Labor.

- *Fiduciary Risk* – the risk of failing to act in our fiduciary capacity in the best interests of the grantors and beneficiaries of trust accounts and benefit plans.

**The Bancorp is subject to liquidity risk in its operations, which could adversely affect the ability to fund various obligations.**

Liquidity risk is the possibility of being unable to meet obligations as they come due, pay deposits when withdrawn, capitalize on growth opportunities as they arise, or pay dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Liquidity is derived primarily from retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operation, and access to other funding sources. Liquidity is essential to our business. We must maintain sufficient funds to respond to the needs of depositors and borrowers. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn, failures of other financial institutions which reduces overall market confidence in the banking and financial services industry, or regulatory action that limits or eliminates our access to alternate funding sources. Our ability to borrow could also be impaired by factors that are nonspecific to us, such as severe disruption of the financial markets or negative expectations about the prospects for the financial services industry, as evidenced by the recent failures of certain depository institutions and the resulting market turmoil and volatility stemming from such failures.

**Unrealized losses in the Bancorp's investment portfolio could affect liquidity.**

As market interest rates increased during 2022 and continued into the early months of 2023, the Bancorp has experienced increased unrealized losses within its investment portfolio. The Bancorp's investment portfolio consists of federal funds, interest bearing balances in other financial institutions, U.S. government securities, federal agency obligations, obligations of state and local municipalities, and corporate securities. All of the instruments held in the Bancorp's investment portfolio are designated as available-for-sale, and many of these instruments are particularly sensitive to interest rate fluctuations, especially long-term fixed-income securities, including U.S. Treasury notes and bonds and corporate and municipal bonds. As of December 31, 2022, the Bancorp held approximately $227.7 million of municipal securities within the investment portfolio, which comprised approximately 61.3% of the portfolio, and approximately $134.1 million of collateralized mortgage obligations and residential mortgage-backed securities within the portfolio, which comprised approximately 36.2% of the portfolio. From December 31, 2021 to December 31, 2022, the investment portfolio experienced unrealized losses of approximately $90.0 million, which coincided with an increase by the Federal Reserve in the federal funds target rate from 0.25% as of December 31, 2021 to 4.50% as of December 31, 2022. The increase in unrealized losses is reflected in Accumulated Other Comprehensive Income (Loss) (AOCI) on the Bancorp's balance sheet and reduces the Bancorp's book capital and tangible common equity ratio. However, unrealized losses do not affect the Bancorp's regulatory capital ratios.

Management continues to actively monitor the investment portfolio and does not currently anticipate the need to realize losses from the investment portfolio, and it is unlikely the Bancorp will be required to sell the securities before recovery of their amortized cost bases, which may be at maturity. However, the Bancorp's access to liquidity sources could be affected by unrealized losses if securities within the investment portfolio must be sold at a loss or tangible capital ratios decline from an increase in unrealized losses or realized credit losses.

***Above average interest rate risk associated with fixed-rate loans may have an adverse effect on our financial position or results of operations.***

Peoples Bank's loan portfolio includes a significant amount of loans with fixed rates of interest. At December 31, 2022, $809.7 million, or 53.7% of the Bank's total loans receivable had fixed interest rates. The Bank offers adjustable rate mortgage (ARM) loans and fixed-rate loans. Unlike ARM loans, fixed-rate loans carry the risk that, because they do not reprice to market interest rates, their yield may be insufficient to offset increases in the Bank's cost of funds during a rising interest rate environment. Accordingly, a material and prolonged increase in market interest rates could be expected to have a greater adverse effect on the Bank's net interest income compared to other institutions that hold a materially larger portion of their assets in ARM loans or fixed-rate loans that are originated for committed sale in the secondary market.

***Higher loan losses could require the Bancorp to increase its allowance for loan losses through a charge to earnings.***

When we loan money, we incur the risk that our borrowers will not repay their loans. We reserve for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of loan losses inherent in our loan portfolio. The process for determining the amount of the allowance is critical to our financial results and condition. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount reserved. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. Our allowance for loan losses at any particular date may not be sufficient to cover future loan losses. We may be required to increase our allowance for loan losses, thus reducing earnings.

***Commercial business lending may expose the Bancorp to increased lending risks.***

At December 31, 2022, the Bank's commercial business loan portfolio amounted to $93.3 million, or 6.2% of total loans. Subject to market conditions and other factors, the Bank intends to expand its commercial business lending activities within its primary market areas. Commercial business lending is inherently riskier than residential mortgage lending. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation value of these assets in the event of a borrower default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things.

***Commercial real estate lending may expose the Bancorp to increased lending risks.***

At December 31, 2022, the Bank's commercial real estate loan portfolio amounted to $486.4 million, or 32.2% of total loans. Commercial real estate lending is inherently riskier than residential mortgage lending. Because payments on loans secured by commercial properties often depend upon the successful operation and management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy, among other things.

***Our mortgage lending profitability could be significantly reduced if we are not able to resell mortgages at a reasonable gain on sale or experience other problems with the secondary market process or we are unable to retain our mortgage loan sales force due to regulatory changes.***

Currently, we sell a large portion of the mortgage loans we originate. The profitability of our mortgage banking operations depends in large part upon our ability to aggregate a high volume of loans and to sell them in the secondary market at a gain. Thus, we are dependent upon the existence of an active secondary market and our ability to profitably sell loans into that market.

Our ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac, and Ginnie Mae (the "Agencies") and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including the Agencies, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws that significantly affect the activity of such government-sponsored enterprises could, in turn, adversely affect our operations.

In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the U.S. government. Although to date, the conservatorship has not had a significant or adverse effect on our operations, and during 2010 and 2012 the Federal Housing Finance Agency indicated that the Treasury Department is committed to funding Fannie Mae and Freddie Mac to levels needed in order to sufficiently meet their funding needs, it is currently unclear whether further changes would significantly and adversely affect our operations. In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by the Agencies and other institutional and non-institutional investors. Our ability to remain eligible may also depend on having an acceptable peer-relative delinquency ratio for the Federal Housing Administration ("FHA") and maintaining a delinquency rate with respect to Ginnie Mae pools that are below Ginnie Mae guidelines.

Any significant impairment of our eligibility with any of the Agencies could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time-to-time by the sponsoring entity which could result in a lower volume of corresponding loan originations. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans and our costs of meeting such criteria.

***Our mortgage lending profitability could be significantly reduced as changes in interest rates could affect mortgage origination volume and pricing for selling mortgages on the secondary market.***

Currently, we sell a large portion of the mortgage loans we originate. The profitability of our mortgage banking operations depends in large part upon our ability to originate and sell mortgages to the secondary market at a gain. A higher interest rate environment can negatively affect the volume of loan originations and refinanced loans reducing the dollar amount of loans available to be sold to the secondary market. Higher interest rates can also negatively affect the premium received on loans sold to the secondary market as competitive pressures to originate loans can reduce pricing.

***Our information systems may experience an interruption or breach in security.***

The Bank relies heavily on internal and outsourced digital technologies, communications, and information systems to conduct its business. As our reliance on technology systems increases, the potential risks of technology-related operation interruptions in our customer relationship management, general ledger, deposit, loan, or other systems or the occurrence of cyber incidents also increases. Cyber incidents can result from deliberate attacks or unintentional events including (i) unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruptions; (ii) denial-of-service attacks on websites; or (iii) intelligence gathering and social engineering aimed at obtaining information. The occurrence of operational interruption, cyber incident, or a deficiency in the cyber security of our technology systems (internal or outsourced) could negatively impact our financial condition or results of operations.

We have policies and procedures expressly designed to prevent or limit the effect of a failure, interruption, or security breach of our systems and maintain cyber security insurance. However, such policies, procedures, or insurance may prove insufficient to prevent, repel, or mitigate a cyber incident. Significant interruptions to our business from technology issues could result in expensive remediation efforts and distraction of management. Although we have not experienced any material losses related to a technology-related operational interruption or cyber-attack, there can be no assurance that such failures, interruptions, or security breaches will not occur in the future or, if they do occur, that the impact will not be substantial.

The occurrence of any failures, interruptions, or security breaches of our technology systems could damage our reputation, result in a loss of customer business, result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of proprietary information, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations, or stock price. As cyber threats continue to evolve, we may also be required to spend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

*We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.*

Employee errors and employee and/or customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation or financial performance. Misconduct by our employees could include, but is not limited to, hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers, or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition, and results of operations.

*We depend on outside third parties for processing and handling of our records and data.*

The Bank relies on software developed by third party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing, and securities portfolio management. While we perform a review of controls instituted by the vendors over these programs in accordance with industry standards and perform our own testing of user controls, we must rely on the continued maintenance of these controls by the outside party, including safeguards over the security of customer data. In addition, we maintain backups of key processing output daily in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in the ability to conduct our business or process our transactions or incur damage to our reputation if the third party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such disruption or breach of security may have a material adverse effect on our financial condition and results of operations.

*We continually encounter technological change.*

The banking and financial services industry continually undergoes technological changes, with frequent introductions of new technology-driven products and services. In addition to better meeting customer needs, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that enhance customer convenience and that create additional efficiencies in our operations. Many of our competitors have greater resources to invest in technological improvements, and we may not effectively implement new technology-driven products and services or do so as quickly as our competitors, which could reduce our ability to effectively compete. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse effect on our business, financial condition, and results of operations.

*We may not be able to attract and retain skilled people.*

The Bank's success depends on its ability to attract and retain skilled people. Competition for the best people in most activities in which we engage can be intense, and we may not be able to hire people or retain them. The unexpected loss of services of certain of our skilled personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience, customer relationships, and the difficulty of promptly finding qualified replacement personnel.

***Loss of key employees may disrupt relationships with certain customers.***

Our customer relationships are critical to the success of our business, and loss of key employees with significant customer relationships may lead to the loss of business if the customers were to follow that employee to a competitor. While we believe our relationships with key personnel are strong, we cannot guarantee that all of our key personnel will remain with the organization, which could result in the loss of some of our customers and could have a negative impact on our business, financial condition, and results of operations.

***We may need to raise additional capital in the future, and such capital may not be available when needed or at all.***

We may need to raise additional capital in the future to fund acquisitions and to provide us with sufficient capital resources and liquidity to meet our commitments, regulatory capital requirements, and business needs, particularly if our asset quality or earnings were to deteriorate significantly. We periodically explore acquisition opportunities with other financial institutions, some of which may be in a less favorable financial condition than we are. Any future acquisition, particularly the acquisition of a significantly troubled institution or an institution of comparable size to us, may require us to raise additional capital in order to obtain regulatory approval and/or to remain well capitalized.

Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. Economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements, and borrowings from the discount window of the Federal Reserve.

We cannot guarantee that such capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, our depositors or counterparties participating in the capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition, and results of operations and may restrict our ability to grow.

***We may be exposed to risk of environmental liabilities with respect to real property to which we take title.***

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties (including liabilities for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination), or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property.

***We are exposed to intangible asset risk in that our goodwill may become impaired.***

As of December 31, 2022, we had $27.2 million of goodwill and other intangible assets. A significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate, or slower growth rates could result in impairment of goodwill. If we were to conclude that a future write-down of our goodwill is necessary, then we would record the appropriate charge, which could be materially adverse to our operating results and financial position. For further discussion, see Notes 1 and 6, "*Summary of Significant Accounting Policies*" and "*Goodwill and Other Intangible Assets*," to the Consolidated Financial Statements included in Item 8 this report.

***Damage to our reputation could damage our business.***

Our business depends upon earning and maintaining the trust and confidence of our customers, investors, and employees. Damage to our reputation could cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, compliance failures, litigation, regulatory outcomes, or governmental investigations. In addition, a failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat customers and clients fairly, can result in customer dissatisfaction, litigation, privacy breach, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs, and harm to our reputation. Adverse publicity about the Bancorp, whether or not true, may result in harm to our existing business, customer relationships and prospects. Should any events or factors that can undermine our reputation occur, there is no assurance that the additional costs and expenses that we may need to incur to address the issues giving rise to the reputational harm would not adversely affect our earnings and results of operations.

***Potential acquisitions may disrupt our business and dilute stockholder value.***

We periodically evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. We generally seek merger or acquisition partners that are culturally similar and possess either significant market presence or have potential for improved profitability through financial management, economies of scale, or expanded services. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

- potential exposure to unknown or contingent liabilities of the target company;

- exposure to potential asset quality issues of the target company;

- potential disruption to our business;

- potential diversion of our management's time and attention away from day-to-day operations;

- the possible loss of key employees, business, and customers of the target company;

- difficulty in estimating the value of the target company; and

- potential problems in integrating the target company's data processing and ancillary systems, customers, and employees with ours.

As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving the payment of cash or the issuance of our debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. To the extent we were to issue additional shares of common stock in any such transaction, our current shareholders would be diluted and such an issuance may have the effect of decreasing our stock price, perhaps significantly. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations. In addition, merger and acquisition costs incurred by the Bancorp may temporarily increase operating expenses.

**Risks Related to the Banking Industry**

***Our business may be adversely affected by conditions in the financial markets and economic conditions generally.***

Our financial performance depends to a large extent on the business environment in our geographically concentrated eight-county market area of Lake, Porter, LaPorte, and Newton counties in Indiana, and Cook, DuPage, Lake, and Will counties in Illinois, the nearby suburban metropolitan Chicagoland market, the states of Indiana and Illinois, and the U.S. as a whole. In particular, the current environment impacts the ability of borrowers to pay interest on and repay principal of outstanding loans as well as the value of collateral securing those loans. A favorable business environment is generally characterized by economic growth, low unemployment, efficient capital markets, low inflation, high business and investor confidence, strong business earnings, and other factors. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity, or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; or a combination of these or other factors.

In the recent past, our market area, the suburban metropolitan Chicagoland market, the states of Indiana and Illinois, and the U.S. as a whole experienced a downward economic cycle. Significant weakness in market conditions adversely impacted all aspects of the economy. Business activity across a wide range of industries and regions was greatly reduced, and local governments and many businesses experienced serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. In addition, unemployment increased significantly during that period, which further contributed to the adverse business environment for households and businesses.

While economic conditions have improved, significant challenges remain, including continued elevated inflation levels and recent uncertainty in the financial institutions industry. As a result, there can be no assurance that the economic recovery will continue, and future deterioration would likely exacerbate the adverse effects of recent difficult market conditions on us and others in the financial institutions industry. Market stress could have a material adverse effect on the credit quality of our loans, and therefore, our financial condition and results of operations as well as other potential adverse impacts including:

- There could be an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, and widespread reduction of business activity generally.

- There could be an increase in write-downs of asset values by financial institutions, such as the Bank.

- There could be the loss of collateral value on commercial and real estate loans that are secured by real estate located in our market area. A further significant decline in real estate values in our market would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral would be diminished.

- Our ability to assess the creditworthiness of customers could be impaired if the models and approaches they use to select, manage, and underwrite credits become less predictive of future performance.

- The process we use to estimate losses inherent in our loan portfolio requires difficult, subjective, and complex judgments. This process includes analysis of economic conditions and the impact of these economic conditions on borrowers' ability to repay their loans. The process could no longer be capable of accurate estimation and may, in turn, impact its reliability.

- The Bank could be required to pay significantly higher FDIC premiums in the future if losses further deplete the Deposit Insurance Fund.

- We could face increased competition due to intensified consolidation of the financial services industry. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition, and results of operations.

Future economic conditions in our market area will depend on factors outside of our control, such as political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government, military, and fiscal policies, and inflation.

***Concern by customers over deposit insurance may cause a decrease in deposits and changes in the mix of funding sources available to the Bancorp.***

With increased concerns regarding certain recent high profile bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may have insecurity regarding the extent to which their deposits exceed the current FDIC deposit insurance threshold of $250,000 per depositor and therefore are uninsured. The FDIC has extended deposit insurance relief to uninsured depositors in certain recent high profile bank failures, but there is no assurance the FDIC will extend such relief in connection with any other failure of a financial institution, which may cause uncertainty among customers regarding the safety of their deposits. Customers may withdraw deposits in an effort to ensure the amount they have on deposit with their bank is fully insured and some may seek deposit products or other bank savings and investment products that are collateralized. Decreases in deposits and changes in the mix of funding sources, particularly in light of recent high profile bank failures and customers' responses to such events, may adversely affect the Bancorp's liquidity, funding costs, and net income.

***Turmoil in the financial markets could result in lower fair values for our investment securities.***

Major disruptions in the capital markets experienced in recent years have adversely affected investor demand for all classes of securities, excluding U.S. Treasury securities, and resulted in volatility in the fair values of our investment securities. Significant prolonged reduced investor demand could manifest itself in lower fair values for these securities and may result in recognition of an other-than-temporary impairment ("OTTI"), which could have a material adverse effect on our financial condition and results of operations.

Municipal securities can also be impacted by the business environment of their geographic location. Although this type of security historically experiences extremely low default rates, municipal securities are subject to systemic risk since cash flows generally depend on (i) the ability of the issuing authority to levy and collect taxes; or (ii) the ability of the issuer to charge for and collect payment for essential services rendered. If the issuer defaults on its payments, it may result in the recognition of OTTI or a total loss, which could have a material adverse effect on our financial condition and results of operations.

***We face strong competition in all phases of our business from other banks, financial institutions, and non-banks.***

The banking and financial services business in our market areas is highly competitive. Our competitors include large regional banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions, neo-banks (a digital or mobile-only bank that exists without any physical bank branches), and other non-bank financial and digital service providers, many of which have greater financial, marketing, and technological resources than us. Many of these competitors are not subject to the same regulatory restrictions that we are and may be able to compete more effectively as a result.

Also, technology and other changes have lowered barriers to entry and made it possible for customers to complete financial transactions using neo-banks, non-banks, and financial technology ("FinTech") companies that historically have involved banks at one or both ends of the transaction. These entities now offer products and services traditionally provided by community banks and often at lower costs. The wide acceptance of Internet-based commerce has resulted in a number of alternative payment processing systems, deposit, and lending platforms in which banks play only minor roles. For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. Use of emerging alternative payment platforms, such as Apple Pay or Bitcoin or other cryptocurrencies, can alter consumer credit card behavior and consequently impact our interchange fee income.

The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The effects of disintermediation can also impact the lending business because of the fast growing body of FinTech companies that use software to deliver mortgage lending and other financial services. A related risk is the migration of bank personnel away from the traditional bank environments into neo-banks, FinTech companies, and other non-banks.

Increased competition in our market may result in a decrease in the amounts of our loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower. Any of these results could have a material adverse effect on our ability to maintain our earnings record, grow our loan portfolios, and obtain low-cost funds. If increased competition causes us to significantly discount the interest rates we offer on loans or increase the amount we pay on deposits, our net interest income could be adversely impacted. If increased competition causes us to relax our underwriting standards, we could be exposed to higher losses from lending activities. Additionally, many of our competitors are larger in total assets and capitalization, have greater access to capital markets, and offer a broader range of financial services than we can offer.

The Bancorp also is experiencing an increase in competition to acquire other banks, due to the overall strength of financial institutions and their high capital levels. In addition, credit unions and FinTech companies are now actively pursuing small bank acquisitions. Increased competition for bank acquisitions may slow the Bancorp's ability to grow earning assets at comparable historical growth rates.

***We are subject to federal regulations that seek to protect the Deposit Insurance Fund and the depositors and borrowers of the Bank, and our federal regulators may impose restrictions on our operations that are detrimental to holders of the Bancorp's common stock.***

We are subject to extensive regulation, supervision, and examination by the FRB, IDFI, and FDIC, our primary regulators. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of the Bancorp's common stock. Our regulators may subject us to supervisory and enforcement actions, such as the imposition of certain restrictions on our operations, requirements that we take remedial action, the classification of our assets and the determination of the level of our allowance for loan losses, that are aimed at protecting the insurance fund and the depositors and borrowers of the Bank but that are detrimental to holders of the Bancorp's common stock. Any change in our regulation or oversight, whether in the form of regulatory policy, regulations, legislation, or supervisory action, may have a material impact on our operations.

***Acquisitions and the addition of branch facilities may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties and dilution to existing shareholder value.***

We regularly explore opportunities to establish branch facilities and acquire other banks or financial institutions. New or acquired branch facilities and other facilities may not be profitable. We may not be able to correctly identify profitable locations for new branches. The costs to start up new branch facilities or to acquire existing branches, and the additional costs to operate these facilities, may increase our noninterest expense and decrease earnings in the short term. It may be difficult to adequately and profitably manage growth through the establishment of these branches. In addition, we can provide no assurance that these branch sites will successfully attract enough deposits to offset the expenses of operating these branch sites. Any new or acquired branches will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approvals.

***The soundness of other financial institutions could adversely affect us.***

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations or earnings. In addition, failures of other financial institutions, including regional and community banks, could decrease customer confidence in the banking industry as a whole and community banks in particular. Reduced confidence in the financial institutions sector could result in customer disintermediation and the loss of deposit and borrowing relationships, among other effects, which could result in a material adverse effect on the Bancorp's financial condition and results of operations.

**Risks Related to the Bancorp's Common Stock**

***An investment in the Bancorp's common stock is not an insured deposit.***

The Bancorp's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund, or by any other public or private entity. Investment in the Bancorp's common stock is inherently risky for the reasons described in this "*Risk Factors*" section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any public company. As a result, if you acquire the Bancorp's common stock, you could lose some or all of your investment.

***The price of our common stock may fluctuate, sometimes significantly, and this may make it difficult for you to resell our common stock at times or at prices you find attractive.***

Although our common stock is listed on the Nasdaq Capital Market, our stock price constantly changes, and we expect our stock price to continue to fluctuate in the future. Our stock price is impacted by a variety of factors, some of which are beyond our control. These factors include:

- variations in our operating results or the quality of our assets;

- operating results that vary from the expectations of management, securities analysts, and investors;

- increases in loan losses, non-performing loans, and other real estate owned;

- changes in the U.S. corporate tax rates;

- changes in expectations as to our future financial performance;

- announcements of new products, strategic developments, new technology, acquisitions, and other material events by us or our competitors;

- ability to fund the Bancorp's assets through core deposits and/or wholesale funding;

- the operating and securities price performance of other companies that investors believe are comparable to us;

- actual or anticipated sales of our equity or equity-related securities;

- our past and future dividend practices;

- our creditworthiness;

- interest rates;

- the credit, mortgage, and housing markets, and the markets for securities relating to mortgages or housing;

- developments with respect to financial institutions generally; and

- economic, financial, geopolitical, regulatory, congressional, or judicial events that affect us or the financial markets.

In addition, the stock market in general has experienced price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies and particularly those in the financial services and banking sector, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

***The trading volume in the Bancorp's common stock is less than that of other larger financial institutions.***

Although the Bancorp's common stock is listed on the Nasdaq Capital Market, the trading volume in the common stock may be less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Bancorp's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Bancorp has no control. During any period of lower trading volume of the Bancorp's common stock, significant sales of shares of the Bancorp's common stock, or the expectation of these sales, could cause the Bancorp's common stock price to fall.

***The Bancorp's Articles of Incorporation, Indiana law, and certain banking laws may have an anti-takeover effect.***

Provisions of the Bancorp's Articles of Incorporation, the Indiana Business Corporation Law, and the federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire the Bancorp, even if doing so would be perceived to be beneficial by the Bancorp's shareholders. The combination of these provisions could have the effect of inhibiting a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Bancorp's common stock.

***The Bancorp may issue additional securities, which could dilute the ownership percentage of holders of the Bancorp's common stock.***

The Bancorp may issue additional securities to, among other reasons, raise additional capital or finance acquisitions, and, if it does, the ownership percentage of holders of the Bancorp's common stock could be diluted potentially materially.

***We may not be able to pay dividends in the future in accordance with past practice.***

The Bancorp has traditionally paid a quarterly dividend to common shareholders. The payment of dividends is subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on our earnings, capital requirements, financial condition, and other factors considered relevant by the Bancorp's board of directors. The board may, at its discretion, reduce or eliminate dividends or change its dividend policy in the future.

## Item 1B. Unresolved Staff Comments
Not applicable.

## Item 2. Properties

The Bancorp maintains its corporate office at 9204 Columbia Avenue, Munster, Indiana, from which it oversees the operation of the Bank's 26 banking locations. The Bancorp owns all of its office properties.

As of December 31, 2022, the Bank operated 14 branches in Northwest Indiana, with 13 of the branches located in Lake County and 1 branch located in Porter County, Indiana, and 12 branches located in Cook County, Illinois. The Bank owns all of its branch properties. All of the Bank's branches are equipped with automated teller machines and have drive-through facilities.

The Bank outsources its core processing activities to Fidelity National Information Services, Inc., or FIS Corporation located in Jacksonville, Florida. FIS provides real time services for loans, deposits, retail delivery systems, card solutions, digital banking, and wealth management. The net book value of the Bank's property, premises and equipment totaled $40.2 million at December 31, 2022.

## Item 3. Legal Proceedings

The Bancorp and its subsidiaries, from time to time, are involved in legal proceedings in the ordinary course of business against its debtors and are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel believes that the ultimate liabilities, if any, resulting from these actions will not have a material adverse effect on the financial position of the Bank or on the consolidated financial position of the Bancorp.

## Item 4. Mine Safety Disclosures

Not applicable

## Item 4.5 Information About Our Executive Officers

Pursuant to General Instruction G(3) of Form 10-K, the following information is included as an unnumbered item in this Part I in lieu of being included in the Bancorp's Proxy Statement for the 2022 Annual Meeting of Shareholders:

The executive officers of the Bancorp are as follows:

| Executive Officer | Age at December 31, 2022 | Position |
| --- | --- | --- |
| David A. Bochnowski | 77 | Executive Chairman |
| Benjamin J. Bochnowski | 42 | President, Chief Executive Officer |
| Robert T. Lowry | 61 | Executive Vice President, Chief Operating Officer |
| Peymon S. Torabi | 46 | Executive Vice President, Chief Financial Officer and Treasurer |
| Leane E. Cerven | 64 | Executive Vice President, Chief Risk Officer, General Counsel, Corporate Secretary |
| Todd Scheub | 55 | Executive Vice President, Chief Revenue Officer |

The following is a description of the principal occupation and employment of the executive officers of the Bancorp during at least the past five years:

David A. Bochnowski, is the Executive Chairman of the Bancorp and Bank. His duties include assisting his successor in the transition into the role of Chief Executive Officer of the Company and Bank, assisting the Company and Bank with their strategic goals and budgeting process, and engaging in community and banking activities supporting the mission of the Company and Bank. He formerly served as the Chief Executive Officer for thirty-five years, retiring from that position in April of 2016. He has been Chairman of the Company and Bank since 1995. He has been a director since 1977 and was the Bank's legal counsel from 1977 to 1981. Mr. Bochnowski is the past Chairman of America's Community Bankers, now merged with the American Bankers Association. He is a past Chairman of the American Banker Association's Government Relations Council. He was selected by the Securities and Exchange Commission to serve on the Commission's Advisory Council on Small and Emerging Companies. He is a former Chairman of the Indiana Department of Financial Institutions; former director of the Federal Home Loan Bank of Indianapolis, and, a former member of the Federal Reserve Thrift Advisory Council. He is a trustee and treasurer of the Munster Community Hospital, a director of the Community Health Care System, serves as Vice-Chairman of Calumet College, and serves on the board of Trustees of Valparaiso University. He is a former Chairman of the Legacy Foundation of Lake County, a former Director of One Region, a former Director of Habitat for Humanity, and a former director of the Local Initiatives Support Corporation (LISC), among others. Before joining the Bank, Mr. Bochnowski was an attorney in private practice. He holds an undergraduate Bachelor of Science and Juris Doctor degrees from Georgetown University and a Master's Degree from Howard University. He served as an officer in the United States Army and received a Bronze Star for his service in the Vietnam conflict. Mr. Bochnowski is the father of Benjamin Bochnowski, the President and Chief Executive Officer of the Bancorp and Bank. As previously disclosed, on January 27, 2023, Mr. Bochnowski informed the Board of his decision to retire as Executive Chairman and as a member of the Board effective as of June 30, 2023.

Benjamin J. Bochnowski currently serves as President and Chief Executive Officer of the Bancorp. Mr. Bochnowski joined the Bancorp in 2010, became Executive Vice President and Chief Operating Officer of the Bancorp in 2013, and was promoted to President and Chief Operating Officer in 2015. He became the Chief Executive Officer in 2016. He was appointed to the Board of the Indiana Department of Financial Institutions by the Governor of Indiana in 2019. He is also a Director and member of the Executive Committee of the Indiana Bankers Association, and serves on the Membership Committee of the American Bankers Association. He also serves as the Chairman of the Board of Directors of One Region, a non-profit business organization focused on population growth. Mr. Bochnowski volunteers with the Volunteer Income Tax Assistance (VITA) Program for low income individuals, and has been a mentor for the Entrepreneurship Boot Camp for Veterans at Purdue University.

Robert T. Lowry is Executive Vice President, Chief Operating Officer of the Bancorp and the Bank. He is responsible for managing the overall day-to-day operations, which includes transformational change, facilities, commercial credit, as well as loan and deposit operations. Mr. Lowry has been with the Bank since 1985 and has previously served as the Bank's Chief Financial Officer, Controller, Internal Auditor and Assistant Controller. Mr. Lowry is a Certified Public Accountant (CPA) licensed in Indiana and a Chartered Global Management Accountant (CGMA). Mr. Lowry holds a Master's of Business Administration Degree from Indiana University and is a graduate of America's Community Bankers National School of Banking. Mr. Lowry has taught online courses for the American Bankers Association that focused on capital and liquidity management, interest rate risk and investments. Mr. Lowry is currently serving on the board of the Food Bank of Northwest Indiana and is a past board chairman and chair of the executive committee. In addition, Mr. Lowry volunteered for the IRS Volunteer Income Tax Assistance (VITA) program. He is a member of the American Institute of Certified Public Accountants and the Indiana CPA Society.

Peymon S. Torabi is Executive Vice President, Chief Financial Officer and Treasurer of the Bancorp and the Bank. Mr. Torabi is a Certified Public Accountant (CPA) licensed in Indiana and a graduate of Purdue University Northwest with a Master's of Accountancy and undergraduate work in finance and accounting. Mr. Torabi has been with the Bank since 2003 and has previously served as the Bank's Controller and Assistant Controller. Mr. Torabi has served as a limited-term lecturer for the College of Business at Purdue University Northwest since 2006, during which time he has taught advanced financial accounting, accounting information systems, and corporate taxation. Most recently, Mr. Torabi has been teaching courses on bank management and bank financial reporting, and helping to develop curriculum for a joint initiative between the Indiana Bankers Association and the College of Business at Purdue University Northwest, to train and engage banking leaders of the future. Mr. Torabi is a 2015 graduate of the American Bankers Association Stonier Graduate School of Banking. He also proudly serves his community as a member of the Advisory Board for the College of Business at Purdue University Northwest, treasurer for the Board of Directors of the Hospice of the Calumet, and as a member of the Advisory Board for The Salvation Army of Lake County, Indiana.

Leane English Cerven is Executive Vice President, Chief Risk Officer, General Counsel, and Corporate Secretary of Finward Bancorp and Peoples Bank. Ms. Cerven has been employed by the Bancorp and the Bank since 2010. Prior to joining the Bancorp and the Bank, she was Vice President and Legal Counsel for Bank One and an Associate Attorney with Mayer, Brown & Platt. She is licensed to practice law in Indiana and Illinois. Ms. Cerven holds a J.D. from Valparaiso University School of Law and a B.A. (Political Science/Spanish) from the University of Minnesota, Minneapolis. She is a 2014 graduate of the American Bankers Association Stonier Graduate School of Banking, chair of the Stonier Graduate School of Banking Advisory Board, and a Stonier capstone advisor and facilitator. She is also a former co-chair of the ABA's General Counsels Group. She is the president-elect of the South Shore Arts Board of Directors, Munster, Indiana, and serves on the Finance Council for St. Thomas More Church, Munster, Indiana, and on the Bioethics Committees for St. Catherine Hospital, East Chicago, Indiana and St. Mary Medical Center, Hobart, Indiana.

Todd M. Scheub is Executive Vice President, Chief Revenue Officer of the Bancorp and the Bank. He is responsible for the Bank's Wealth Management group, Retail Banking group, Marketing, Commercial, and Retail lending groups. Mr. Scheub joined the Bank in 1996 and has previously held positions in the commercial lending group. He provides oversight to the sales group in wealth management, retail banking, business and retail lending as well as chairing the Senior Officer's Loan Committee and the Executive Officer's Loan Committee. Additionally he provides oversight to the Bank's Marketing group. He is the liaison to the solutions group, risk management, executive management, and the Board of Directors on all items related to the Bank's sales groups. Mr. Scheub holds a Bachelor of Science Degree in Business and a Master's Degree in Business Administration from Indiana University Northwest. He also graduated from America's Community Bankers National School of Banking. Mr. Scheub is a Board Member at Campagna Academy, Lake County Economic Alliance, and the Indiana University Northwest Business School Advisory Board.

**Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

The Bancorp's Common Stock is listed on the Nasdaq Capital Market under the symbol "FNWD." As of March 30, 2023, the Bancorp had 4,304,026 shares of common stock outstanding and 549 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms.

On April 24, 2014, the Bancorp's Board of Directors authorized a stock repurchase program to repurchase up to 50,000 shares of the Bancorp's outstanding common stock, from time to time and subject to market conditions, on the open market or in privately negotiated transactions. The stock repurchase program does not expire and is only limited by the number of shares that can be purchased. The stock repurchase program will be reviewed annually by the Board of Directors. No shares were repurchased during the twelve months ended December 31, 2022 under the stock repurchase program.

| Period | Total Number of Shares Purchased (2) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares That May Yet Be Purchased Under the Program(1) |
|---|---|---|---|---|
| January 1, 2022 – January 31, 2022 | - | N/A | - | 48,828 |
| February 1, 2022 – February 28, 2022 | 2,366 | $48.73 | - | 48,828 |
| March 1, 2022 – March 31, 2022 | - | N/A | - | 48,828 |
| April 1, 2022 – April 30, 2022 | 113 | $45.87 | - | 48,828 |
| May 1, 2022 – May 31, 2022 | - | N/A | - | 48,828 |
| June 1, 2022 – June 30, 2022 | - | N/A | - | 48,828 |
| July 1, 2022 – July 31, 2022 | - | N/A | - | 48,828 |
| August 1, 2022 – August 31, 2022 | - | N/A | - | 48,828 |
| September 1, 2022 – September 30, 2022 | - | N/A | - | 48,828 |
| October 1, 2022 –October 31, 2022 | - | N/A | - | 48,828 |
| November 1, 2022 – November 30, 2022 | - | N/A | - | 48,828 |
| December 1, 2022 – December 31, 2022 | - | N/A | - | 48,828 |
| | - | N/A | - | 48,828 |

(1) The stock repurchase program was announced on April 24, 2014, whereby the Bancorp is authorized to repurchase up to 50,000 shares of the Bancorp's common stock outstanding. There is no express expiration date for this program.

(2) The number of shares above includes shares of common stock reacquired from the Bancorp's executive officers and employees to satisfy the tax withholding obligations on restricted stock awards granted under the Bancorp's 2015 Stock Option and Incentive Plan. For the twelve months ended December 31, 2022, 2,479 shares were reacquired at an average per share price of $48.60 pursuant to these tax withholding transactions.

**Item 6. [Reserved]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

**General**

The Bancorp's earnings are dependent upon the earnings of the Bank. The Bank's earnings are primarily dependent upon net interest margin. The net interest margin is the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowings stated as a percentage of average interest earning assets. The net interest margin is perhaps the clearest indicator of a financial institution's ability to generate core earnings. Fees and service charges, wealth management operations income, gains and losses from the sale of assets, provisions for loan losses, income taxes and operating expenses also affect the Bancorp's profitability.

A summary of the Bancorp's significant accounting policies are detailed in Note 1 to the Bancorp's consolidated financial statements included in this report. Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses are particularly susceptible to material change in the near term.

At December 31, 2022, the Bancorp had total assets of $2.1 billion and total deposits of $1.8 billion. The Bancorp's deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (DIF) that is administered by the Federal Deposit Insurance Corporation (FDIC), an agency of the federal government. At December 31, 2022, stockholders' equity totaled $136.4 million, with book value per share at $31.73. Net income for 2022 was $15.1 million, or $3.60 diluted earnings per common share. The return on average assets was 0.74%, while the return on average stockholders' equity was 10.47%.

On January 31, 2022, the Bancorp completed its acquisition of Royal Financial, Inc. ("RYFL") pursuant to an Agreement and Plan of Merger dated July 28, 2021 (the "Merger Agreement") between the Bancorp and RYFL. Pursuant to the terms of the Merger Agreement, RYFL merged with and into the Bancorp, with the Bancorp as the surviving corporation (the "RYFL Merger"). Simultaneous with the RYFL Merger, Royal Savings Bank, an Illinois state-chartered savings bank and wholly-owned subsidiary of RYFL, merged with and into the Bank, with the Bank as the surviving institution.

Under the terms of the Merger Agreement, RYFL stockholders who owned 101 or more shares of RYFL common stock were permitted to elect to receive either 0.4609 shares of Finward common stock or $20.14 in cash, or a combination of both, for each share of RYFL common stock owned, subject to proration and allocation provisions, such that 65% of the shares of RYFL common stock outstanding immediately prior to the closing of the merger were converted into the right to receive shares of Finward common stock and the remaining 35% of the outstanding RYFL shares were converted into the right to receive cash. Stockholders holding less than 101 shares of RYFL common stock received fixed consideration of $20.14 in cash and no stock consideration for each share of RYFL common stock.

As a result of RYFL stockholder stock and cash elections and the related allocation and proration provisions of the Merger Agreement, Finward issued 795,423 shares of its common stock and paid cash consideration of approximately $18.7 million in the RYFL Merger. Based on the closing price of Finward's common stock on January 28, 2022, the transaction had an implied valuation of approximately $56.7 million. The acquisition further expanded the Bank's banking center network in Cook County and DuPage County, Illinois, expanding the Bank's full-service retail banking network.

## Financial Condition

During the year ended December 31, 2022, total assets increased by $449.6 million (27.7%), to $2.1 billion, with interest-earning assets increasing by $382.4 million (25.1%). At December 31, 2022, interest-earning assets totaled $1.9 billion and represented 92.1% of total assets. Loans totaled $1.5 billion and represented 79.4% of interest-earning assets, 73.1% of total assets and 85.3% of total deposits. The loan portfolio, which is the Bancorp's largest asset, is a significant source of both interest and fee income.

| (Dollars in thousands) | December 31, 2022 Balance | % Loans | December 31, 2021 Balance | % Loans |
|---|---|---|---|---|
| Residential real estate | $ 484,595 | 32.1% | 260,134 | 27.1% |
| Home equity | 38,978 | 2.6% | 34,612 | 3.6% |
| Commercial real estate | 486,431 | 32.2% | 317,145 | 33.0% |
| Construction and land development | 108,926 | 7.2% | 123,822 | 12.9% |
| Multifamily | 251,014 | 16.6% | 61,194 | 6.4% |
| Consumer | 918 | 0.1% | 582 | 0.1% |
| Manufactured Homes | 34,882 | 2.3% | 37,887 | 3.9% |
| Commercial business | 93,278 | 6.2% | 115,772 | 12.1% |
| Government | 9,549 | 0.7% | 8,991 | 0.9% |
| Loans receivable | 1,508,571 | 100.0% | 960,139 | 100.0% |
| Plus: | | | | |
| Net deferred loans origination costs | 5,083 | | 6,810 | |
| Undisbursed loan funds | (23) | | (229) | |
| Loans receivable, net of deferred fees and costs | $ 1,513,631 | | $ 966,720 | |
| | | | | |
| Adjustable rate loans / loans receivable | $ 698,842 | 46.3% | $ 542,975 | 56.6% |

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Loans receivable to total assets | 73.1% | 59.6% |
| Loans receivable to earning assets | 79.4% | 63.4% |
| Loans receivable to total deposits | 85.3% | 67.4% |

The Bancorp is primarily a portfolio lender. Mortgage banking activities historically have been limited to the sale of fixed rate mortgage loans with contractual maturities greater than 15 years. These loans are identified as held for sale when originated and sold, on a loan-by-loan basis, in the secondary market. The Bancorp will also retain fixed rate mortgage loans with a contractual maturity greater than 15 years on a limited basis. During the twelve months ended December 31, 2022, the Bancorp originated $44.9 million in new fixed rate mortgage loans for sale, compared to $153.1 million during the twelve months ended December 31, 2021. During the twelve months ended December 31, 2022, the Bancorp originated $105.4 million in new mortgage loans retained in its portfolio, compared to $45.1 million during the twelve months ended December 31, 2021. These retained loans are primarily construction loans and adjustable-rate loans with a fixed-rate period of 7 years or less, and the Bank continues to sell longer-duration fixed rate mortgages into the secondary market. Net gains realized from the mortgage loan sales totaled $1.4 million for the twelve months ended December 31, 2022, compared to $5.3 million for the twelve months ended December 31, 2021. At December 31, 2022, the Bancorp had $1.5 million in loans that were classified as held for sale, compared to $5.0 million at December 31, 2021.

Non-performing loans include those loans that are 90 days or more past due and accruing and those loans that have been placed on non-accrual status. At December 31, 2022, all non-performing loans are also accounted for on a non-accrual basis, except for two residential real estate loans totaling $166 thousand, and one consumer manufactured loan totaling $82 thousand that remained accruing and more than 90 days past due.

The Bancorp's nonperforming loans are summarized below:

*(Dollars in thousands)*

| Loan Segment | | December 31, 2022 | | December 31, 2021 |
|---|---|---:|---|---:|
| Residential real estate | $ | 5,513 | $ | 4,682 |
| Home equity | | 594 | | 657 |
| Commercial real estate | | 3,242 | | 1,031 |
| Construction and land development | | - | | - |
| Multifamily | | 7,064 | | 455 |
| Commercial business | | 1,881 | | 436 |
| Consumer | | - | | - |
| Manufactured homes | | 82 | | - |
| Government | | - | | - |
| Total | $ | 18,376 | $ | 7,261 |
| Nonperforming loans to total loans | | 1.21% | | 0.75% |
| Nonperforming loans to total assets | | 0.89% | | 0.45% |

Substandard loans include non-performing loans and potential problem loans, where information about possible credit issues or other conditions causes management to question the ability of such borrowers to comply with loan covenants or repayment terms. No loans were internally classified as doubtful or loss at December 31, 2022 or December 31, 2021.

The Bancorp's substandard loans are summarized below:

*(Dollars in thousands)*

| Loan Segment | | December 31, 2022 | | December 31, 2021 |
|---|---|---:|---|---:|
| Residential real estate | $ | 6,035 | $ | 3,722 |
| Home equity | | 612 | | 632 |
| Commercial real estate | | 7,421 | | 3,562 |
| Construction and land development | | - | | - |
| Multifamily | | 7,064 | | 384 |
| Commercial business | | 1,881 | | 387 |
| Consumer | | - | | - |
| Manufactured homes | | - | | - |
| Government | | - | | - |
| Total | $ | 23,013 | $ | 8,687 |

In addition to identifying and monitoring non-performing and other classified loans, management maintains a list of special mention loans. Special mention loans represent loans management is closely monitoring due to one or more factors that may cause the loan to become classified as substandard.

The Bancorp's special mention loans are summarized below:

*(Dollars in thousands)*

| Loan Segment | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Residential real estate | $ 1,338 | $ 2,940 |
| Home equity | 385 | 415 |
| Commercial real estate | 4,955 | 12,011 |
| Construction and land development | 2,346 | 3,630 |
| Multifamily | 1,859 | 153 |
| Commercial business | 703 | 1,915 |
| Consumer | - | - |
| Manufactured homes | - | 59 |
| Government | - | - |
| Total | $ 11,586 | $ 21,123 |

A loan is considered impaired when, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. Typically, management does not individually classify smaller-balance homogeneous loans, such as residential mortgages or consumer loans, as impaired, unless they are troubled debt restructurings.

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date. Purchased loans with evidence of credit quality deterioration since origination are considered purchased credit impaired loans. Expected future cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable ("accretable yield"). The difference between contractually required payments and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference and represents probable losses in the portfolio. In determining the acquisition date fair value of purchased credit impaired loans, and in subsequent accounting, the Bancorp aggregates these purchased loans into pools of loans by common risk characteristics, such as credit risk rating and loan type. Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as interest income prospectively. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses.

The Bancorp's impaired loans, including purchased credit impaired loans, are summarized below:

*(Dollars in thousands)*

| Loan Segment | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Residential real estate | $ 2,506 | $ 1,771 |
| Home equity | 419 | 284 |
| Commercial real estate | 5,327 | 1,600 |
| Construction and land development | - | - |
| Multifamily | 7,121 | 556 |
| Commercial business | 2,711 | 1,597 |
| Consumer | 17 | - |
| Manufactured homes | - | - |
| Government | - | - |
| Total | $ 18,101 | $ 5,808 |

At times, the Bancorp will modify the terms of a loan to forego a portion of interest or principal or reduce the interest rate on the loan to a rate materially less than market rates, or materially extend the maturity date of a loan as part of a troubled debt restructuring. The valuation basis for the Bancorp's troubled debt restructurings is based on the present value of expected future cash flows; unless consistent cash flows are not present, then the fair value of the collateral securing the loan is the basis for valuation.

The Bancorp's troubled debt restructured loans are summarized below:

*(Dollars in thousands)*

| Loan Segment | December 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| Residential real estate | $ | 1,190 | $ | 342 |
| Home equity | | 261 | | 83 |
| Commercial real estate | | 1,984 | | 747 |
| Construction and land development | | - | | - |
| Multifamily | | - | | - |
| Commercial business | | 476 | | 694 |
| Consumer | | - | | - |
| Manufactured homes | | - | | - |
| Government | | - | | - |
| Total | $ | 3,911 | $ | 1,866 |

At December 31, 2022, management is of the opinion that there are no loans, except certain of those discussed above, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which will imminently result in such loans being classified as past due, non-accrual or a troubled debt restructure. Management does not presently anticipate that any of the non-performing loans or classified loans would materially affect future operations, liquidity or capital resources.

The allowance for loan losses (ALL) is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses, and decreased by charge-offs net of recoveries. A loan is charged off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur. The determination of the amounts of the ALL and provisions for loan losses is based on management's current judgments about the credit quality of the loan portfolio with consideration given to all known relevant internal and external factors that affect loan collectability as of the reporting date. The appropriateness of the current period provision and the overall adequacy of the ALL are determined through a disciplined and consistently applied quarterly process that reviews the Bancorp's current credit risk within the loan portfolio and identifies the required allowance for loan losses given the current risk estimates.

The Bancorp's provision for loan losses for the twelve months ended are summarized below:

*(Dollars in thousands)*

| Loan Segment | December 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| Residential real estate | $ | 517 | $ | 220 |
| Home equity | | 53 | | 81 |
| Commercial real estate | | 700 | | 639 |
| Construction and land development | | (866) | | 714 |
| Multifamily | | 159 | | 222 |
| Commercial business | | (676) | | (377) |
| Consumer | | 113 | | 10 |
| Manufactured homes | | - | | - |
| Government | | - | | - |
| Total | $ | - | $ | 1,509 |

The Bancorp's charge-off and recovery information is summarized below:

*(Dollars in thousands)*

| | | As of the twelve months ended December 31, 2022 | | | | |
|---|---|---|---|---|---|---|
| Loan Segment | | Charge-off | | Recoveries | | Net Charge-offs |
| Residential real estate | $ | (29) | $ | 53 | $ | 24 |
| Home equity | | - | | - | | - |
| Commercial real estate | | (431) | | - | | (431) |
| Construction and land development | | - | | - | | - |
| Multifamily | | - | | - | | - |
| Commercial business | | (57) | | 89 | | 32 |
| Consumer | | (91) | | 20 | | (71) |
| Manufactured homes | | - | | - | | |
| Government | | - | | - | | - |
| Total | $ | (608) | $ | 162 | $ | (446) |

The ALL provisions take into consideration management's current judgments about the credit quality of the loan portfolio, loan portfolio balances, changes in the portfolio mix and local economic conditions. In determining the provision for loan losses for the current period, management has considered risks associated with the local economy, changes in loan balances and mix, and asset quality.

In addition, management considers reserves that are not part of the ALL that have been established from acquisition activity. The Bancorp acquired loans for which there was evidence of credit quality deterioration since origination and it was determined that it was probable that the Bancorp would be unable to collect all contractually required principal and interest payments. At December 31, 2022, total purchased credit impaired loans nonaccretable and accretable discount totaled $1.5 million compared to $1.4 million at December 31, 2021. Additionally, the Bancorp has acquired loans where there was no evidence of credit quality deterioration since origination and has marked these loans to their fair values. As part of the fair value of loans receivable, a net fair value discount was established for loans acquired and has a balance of $5.5 million at December 31, 2022, compared to $1.1 million at December 31, 2021. Details on these fair value marks and the additional reserves created can be found in Note 4, Loans Receivable.

A deferred cost reserve is maintained for the portfolio of manufactured home loans that have been purchased. This reserve is available for use for manufactured home loan nonperformance and costs associated with nonperformance. If the segment performs in line with expectation, the deferred cost reserve is paid as an origination cost to the third party originator of the loan.

The Bancorp's allowance to total loans and non-performing loans are summarized below:
*(Dollars in thousands)*

| | | December 31, 2022 | | December 31, 2021 |
|---|---|---|---|---|
| Allowance for loan losses | $ | 12,897 | $ | 13,343 |
| Total loans | $ | 1,513,631 | $ | 966,720 |
| Non-performing loans | $ | 18,376 | $ | 7,261 |
| ALL-to-total loans | | 0.85% | | 1.38% |
| ALL-to-non-performing loans (coverage ratio) | | 70.2% | | 183.8% |

The December 31, 2022, balance in the ALL account is considered adequate by management after evaluation of the loan portfolio, past experience and current economic and market conditions. While management may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge offs that occur. The allocation of the ALL reflects performance and growth trends within the various loan categories, as well as consideration of the facts and circumstances that affect the repayment of individual loans, and loans which have been pooled as of the evaluation date, with particular attention given to non-performing loans and loans which have been classified as substandard, doubtful or loss. Management has allocated reserves to both performing and non-performing loans based on current information available.

During 2022, net sales of foreclosed real estate totaled $93 thousand and net gains from the 2022 sales totaled $16 thousand.

The primary objective of the Bancorp's investment portfolio is to provide for the liquidity needs of the Bancorp and to contribute to profitability by providing a stable flow of dependable earnings. Funds are generally invested in federal funds, interest bearing balances in other financial institutions, U.S. government securities, U.S. treasury securities, federal agency obligations, obligations of state and local municipalities and corporate securities. The securities portfolio totaled $370.9 million at December 31, 2022, compared to $526.9 million at December 31, 2021, a decrease of $156.0 million or 29.6%. The decrease is attributable to increased unrealized losses within the portfolio and the use of cashflows from the securities portfolio to fund loan growth. At December 31, 2022, the securities portfolio represented 19.5% of interest-earning assets and 17.9% of total assets compared to 34.6% of interest-earning assets and 32.5% of total assets at December 31, 2021.

As of December 31, 2022, the Bancorp's two investments in trust preferred securities were in "payment in kind" status. Payment in kind status results in a temporary delay in the payment of interest. As a result of a delay in the collection of the interest payments, management placed these securities on non-accrual status. At December 31, 2022, the cost basis of the two trust preferred securities on non-accrual status totaled $2.2 million.

The Bancorp's end-of-period investment portfolio and other short-term investments and stock balances were as follows:

| (Dollars in thousands) | December 31, 2022 Balance | | % Securities | December 31, 2021 Balance | | % Securities |
|---|---|---|---|---|---|---|
| U.S. government sponsored entities | $ | 7,625 | 2.1% | $ | 8,669 | 1.6% |
| U.S. treasury securities | | 389 | 0.1% | | 400 | 0.1% |
| Collateralized mortgage obligations and residential mortgage-backed securities | | 134,116 | 36.2% | | 184,701 | 35.1% |
| Municipal securities | | 227,718 | 61.3% | | 332,127 | 63.0% |
| Collateralized debt obligations | | 1,048 | 0.3% | | 992 | 0.2% |
| Total securities available-for-sale | $ | 370,896 | 100.0% | $ | 526,889 | 100.0% |

| (Dollars in thousands) | December 31, 2022 Balance | | December 31, 2021 Balance | | YTD Change $ | | % |
|---|---|---|---|---|---|---|---|
| Interest bearing deposits in other financial institutions | $ | 11,210 | $ | 19,987 | $ (8,777) | | -43.9% |
| Fed funds sold | | 107 | | 464 | (357) | | -76.9% |
| Certificates of deposit in other financial institutions | | 2,456 | | 1,709 | 747 | | 43.7% |
| Federal Home Loan Bank stock | | 6,547 | | 3,247 | 3,300 | | 101.6% |

The net decrease in interest bearing deposits in other financial institutions is primarily the result of the timing of investments in interest earning assets relative to the inflow and outflow of deposits and repurchase agreements.

Deposits are a fundamental and cost-effective source of funds for lending and other investment purposes. The Bancorp offers a variety of products designed to attract and retain customers, with the primary focus on building and expanding relationships.

The Bancorp's end-of-period deposit portfolio balances were as follows:

| (Dollars in thousands) | December 31, 2022 Balance | | December 31, 2021 Balance | | YTD Change $ | | % |
|---|---|---|---|---|---|---|---|
| Checking | $ | 755,377 | $ | 629,038 | $ | 126,339 | 20.1% |
| Savings | | 402,365 | | 293,976 | | 108,389 | 36.9% |
| Money market | | 254,157 | | 271,970 | | (17,813) | -6.5% |
| Certificates of deposit | | 363,118 | | 239,217 | | 123,901 | 51.8% |
| Total deposits | $ | 1,775,017 | $ | 1,434,201 | $ | 340,816 | 23.8% |

The overall increase in total deposits was primarily a result of the Royal acquisition, the Bancorp's efforts to maintain and grow core deposits, and customer preferences for the security and liquidity of the Bancorp's deposit product offerings.

The Bancorp's borrowed funds are primarily used to fund asset growth not supported by deposit generation. The Bancorp's end-of-period borrowing balances were as follows:

| (Dollars in thousands) | December 31, 2022 Balance | | December 31, 2021 Balance | | YTD Change $ | | % |
|---|---|---|---|---|---|---|---|
| Repurchase agreements | $ | 15,503 | $ | 14,581 | $ | 922 | 6.3% |
| Borrowed funds | | 120,000 | | - | | 120,000 | 100.0% |
| Total borrowed funds | $ | 135,503 | $ | 14,581 | $ | 120,922 | 829.3% |

Repurchase agreements increased as part of normal account fluctuations within that product line. Borrowed funds increased as short-term FHLB advances were taken during the year, due to cyclical inflows and outflows of interest-earnings assets and interest-bearing liabilities.

## Liquidity and Capital Resources

For the Bancorp, liquidity management refers to the ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, and pay dividends and operating expenses. Because profit and liquidity are often conflicting objectives, management attempts to maximize the Bank's net interest margin by making adequate, but not excessive, liquidity provisions. Furthermore, funds are managed so that future profits will not be significantly impacted as funding costs increase.

Changes in the liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. The primary investing activities include loan originations, loan repayments, investments in interest bearing balances in financial institutions, and the purchase, sale, and maturity of investment securities. Financing activities focus almost entirely on the generation of customer deposits. In addition, the Bancorp utilizes borrowings (i.e., repurchase agreements, FHLB advances and federal funds purchased) as a source of funds.

During 2022, cash and cash equivalents decreased $1.9 million compared to an increase of $13.3 million for 2021. The primary sources of cash and cash equivalents were cash and cash equivalents from acquisition activity, the sale of loans originated for sale, proceeds from the sale of securities, proceeds from the maturity and paydown of securities, and proceeds from FHLB advances. The primary uses of cash and cash equivalents were the purchase of securities, change in deposits, and loan originations. During 2022, net cash from operating activities totaled $17.8 million, compared to $18.8 million for 2021. Cash provided from operating activities was primarily a result of net income and sale of loans originated for sale, offset by loans originated for sale and net change in other assets, accrued expenses, and other liabilities. Net cash outflows from investing activities totaled $1.1 million during 2022, compared to outflows of $127.7 million during 2021. Cash outflows from investing activities were primarily related to the net change in loans receivable and purchase of securities, offset against the cash and cash equivalents from acquisition activity, net, and proceeds from the sales and maturities of securities. Net cash outflows from financing activities totaled $18.5 million in 2022, compared to net cash inflows of $122.1 million in 2021. The net cash outflows from financing activities were primarily a result of net change in deposits and repayment of FHLB advances, offset against the change in proceeds from FHLB advances. During 2022, the Bancorp's Board of Directors maintained dividends as earnings and capital continued to be sufficient to warrant the current dividend.

Management strongly believes that safety and soundness is enhanced by maintaining a high level of capital. Stockholders' equity totaled $136.4 million at December 31, 2022, compared to $156.6 million at December 31, 2021, a decrease of $20.2 million (3.2%). The decrease was primarily the result of an increase in net unrealized losses of available for sale securities of $68.6 million and dividends of $5.3 million, offset against issuance of shares for the acquisition of Royal of $38.0 million and net income of $15.1 million. At December 31, 2022, book value per share was $31.73 compared to $45.00 for 2021.

The following table shows that, at December 31, 2022, the Bank's capital exceeded all regulatory capital requirements. The dollar amounts are in millions.

| (Dollars in millions) | Actual | | Minimum Required For Capital Adequacy Purposes | | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations | |
|---|---|---|---|---|---|---|
| December 31, 2022 | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Common equity tier 1 capital to risk-weighted assets | $ 161.3 | 10.1% | $ 71.6 | 4.5% | $ 103.4 | 6.5% |
| Tier 1 capital to risk-weighted assets | $ 161.3 | 10.1% | $ 95.5 | 6.0% | $ 127.3 | 8.0% |
| Total capital to risk-weighted assets | $ 174.2 | 10.9% | $ 127.3 | 8.0% | $ 159.1 | 10.0% |
| Tier 1 capital to adjusted average assets | $ 161.3 | 7.7% | $ 84.3 | 4.0% | $ 105.4 | 5.0% |

The Bancorp's ability to pay dividends to its shareholders is entirely dependent upon the Bank's ability to pay dividends to the Bancorp. Under Indiana law, the Bank may pay dividends from its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank's Board of Directors. However, the Bank must obtain the approval of the Indiana Department of Financial Institutions (DFI) if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, "retained net income," means net income as calculated for call report purposes, less all dividends declared for the applicable period. An exemption from DFI approval would require that the Bank have been assigned a composite uniform financial institutions rating of 1 or 2 as a result of the most recent federal or state examination; the proposed dividend would not result in a Tier 1 leverage ratio below 7.5%; and that the Bank not be subject to any corrective action, supervisory order, supervisory agreement, or board approved operating agreement. The aggregate amount of dividends that may be declared by the Bank in 2022, without the need for qualifying for an exemption or prior DFI approval, is its 2023 net profits. Moreover, the FDIC and the Federal Reserve Board may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank. On November 29, 2022, the Board of Directors of the Bancorp declared a fourth quarter dividend of $0.31 per share. The Bancorp's fourth quarter dividend was paid to shareholders on January 6, 2023.

**Results of Operations** –
**Comparison of 2022 to 2021**

Net income for 2022 was $15.1 million, compared to $15.0 million for 2021, an increase of $117 thousand (0.8%). The twelve-month earnings increase is primarily related to higher net interest income, offset again higher noninterest expense and lower noninterest income. The earnings represent a return on average assets of 0.74% for 2022, compared to 0.95% for 2021. The return on average equity was 10.47% for 2022, compared to 9.61% for 2021.

Net interest income for 2022, was $67.1 million, an increase of $18.6 million (38.2%) from $48.6 million for 2021. The increased net interest margin is primarily related to increased loan balances from the acquisition of Royal, organic loan growth, and the ability to manage deposit and borrowing costs to support earning asset growth. The weighted-average yield on interest-earning assets was 3.81% for 2022, compared to 3.44% for 2021. The weighted-average cost of funds was 0.26% for 2022, compared to 0.15% for 2021. The impact of the 3.81% return on interest earning assets and the 0.26% cost of funds resulted in a net interest spread of 3.55% for 2022, compared to a net interest spread of 3.29% for 2021. During 2022, total interest income increased by $21.4 million (42.2%) while total interest expense increased by $2.8 million (134.9%). The net interest margin was 3.56% for 2022, compared to 3.29% for 2021. The Bancorp's tax equivalent net interest margin for 2022, was 3.74% compared to 3.51% for 2021. Comparing the net interest margin on a tax equivalent basis more accurately compares the returns on tax-exempt loans and securities to those on taxable interest-earning assets.

The increase in interest earning asset income for the year ended December 31, 2022, compared to the year ended December 31, 2021, is primarily related to increased reinvestment rates in 2022 for loans, securities, and excess cash balances, as a result of the Federal Reserve rate increases occurring though out 2022. The increase in interest bearing liability expense is primarily the result of the Bancorp adjusting deposit and repurchase agreement pricing to align with the current interest rate cycle, along with increased borrowing costs as a result of the Federal Reserve rate increases.

The following table shows the change in noninterest income for the year ending December 31, 2022, and December 31, 2021.

| (Dollars in thousands, except per share data) | Twelve Months Ended December 31, | | 12/31/2022 vs. 12/31/2021 | |
| --- | --- | --- | --- | --- |
| | 2022 | 2021 | $ Change | % Change |
| Noninterest income: | | | | |
| Fees and service charges | 6,257 | 5,388 | 869 | 16.1% |
| Wealth management operations | 2,113 | 2,375 | (262) | -11.0% |
| Gain on sale of loans held-for-sale, net | 1,368 | 5,296 | (3,928) | -74.2% |
| Gain on sale of securities, net | 662 | 1,987 | (1,325) | -66.7% |
| Increase in cash value of bank owned life insurance | 810 | 715 | 95 | 13.3% |
| Gain on sale of foreclosed real estate | 16 | 47 | (31) | -66.0% |
| Other | 283 | 139 | 144 | 103.6% |
| | | | | |
| Total noninterest income | 11,509 | 15,947 | (4,438) | -27.8% |

The increase in fees and service charges is primarily the result of the acquisition of Royal and the resulting increase in our customer base. The decrease in wealth management operations is the result of lower fee income year over year due to market conditions. The decrease in gain on sale of loans is the result of significant refinance activity in 2021 due to the economic and low-rate environment, which resulted in more loans originated and sold in 2021 compared to 2022. We expect demand for fixed rate mortgage loans held-for-sale in the secondary market to be lower as borrowing rates on loans increase. The decrease in gains on the sale of securities is a result of current market conditions and actively repositioning the portfolio.

The following table shows the change in noninterest expense for the year ending December 31, 2022, and December 31, 2021.

| (Dollars in thousands, except per share data) | Twelve Months Ended December 31, | | 12/31/2022 vs. 12/31/2021 | |
| --- | --- | --- | --- | --- |
| | 2022 | 2021 | $ Change | % Change |
| Noninterest expense: | | | | |
| Compensation and benefits | 28,990 | 24,241 | 4,749 | 19.6% |
| Occupancy and equipment | 6,785 | 5,537 | 1,248 | 22.5% |
| Data processing | 6,750 | 3,648 | 3,102 | 85.0% |
| Marketing | 1,907 | 1,085 | 822 | 75.8% |
| Impairment charge on assets held for sale | 1,232 | - | 1,232 | 0.0% |
| Federal deposit insurance premiums | 1,228 | 861 | 367 | 42.6% |
| Professional services | 1,211 | 1,205 | 6 | 0.5% |
| Net loss recognized on sale of premises and equipment | 303 | - | 303 | 0.0% |
| Other | 13,694 | 10,059 | 3,635 | 36.1% |
| | | | | |
| Total noninterest expense | 62,100 | 46,636 | 15,464 | 33.2% |

The increase in compensation and benefits is primarily the result of the Royal acquisition, management's continued focus on talent management, and wage inflation. The increase in data processing expense is primarily the result of data conversion expenses related to the acquisition of Royal, increased system utilization due to growth of the Bank, and continued investment in technological advancements such as Salesforce and nCino. The increase in occupancy and equipment expense is primarily related to the Royal acquisition and higher operating costs. Marketing expenses have increased to enhance brand recognition in new markets and gain more wallet share. The increase in impairment charge on assets held for sale is the result of impairment on the carrying value of branches held for sale. The increase in federal deposit insurance premiums is primarily the result of growth of the bank's average assets. The increase in net loss recognized on sale of premises and equipment is the result of the sale of a branch to reduce future fixed costs, allowing for redeployment of a portion of occupancy expenses into building a digital-forward foundation so that Finward can better serve its customers. The increase in other operating expenses is primarily the result of one-time expenses related to the acquisition of Royal, continued investments in strategic initiatives focusing on growth of the organization, and inflationary pressures.

Income tax expenses for the year ended December 31, 2022, totaled $1.5 million, compared to income tax expense of $1.4 for the year ended December 31, 2021, an increase of $64 thousand (4.5%). The combined effective federal and state tax rates for the Bancorp was 8.9% for the year ended December 31, 2022, compared to 8.6% for the year ended December 31, 2021. The Bancorp's higher current effective tax rate is a result of higher earnings relative to tax preferred income.

**Critical Accounting Policies**

Critical accounting policies are those accounting policies that management believes are most important to the portrayal of the Bancorp's financial condition and that require management's most difficult, subjective or complex judgments. The Bancorp's most critical accounting policies are summarized below. Other accounting policies, including those related to the fair values of financial instruments and the status of contingencies, are summarized in Note 1 to the Bancorp's consolidated financial statements.

*Valuation of Investment Securities* – The fair values of securities available for sale are determined on a recurring basis by obtaining quoted prices on nationally recognized securities exchanges or pricing models utilizing significant observable inputs such as matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. Different judgments and assumptions used in pricing could result in different estimates of value. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy.

At the end of each reporting period securities held in the investment portfolio are evaluated on an individual security level for other-than-temporary impairment in accordance with the Investments – Debt and Equity Securities Topic of the Accounting Standards Codification. Significant judgments are required in determining impairment, which include making assumptions regarding the estimated prepayments, loss assumptions and the change in interest rates.

We consider the following factors when determining an other-than-temporary impairment for a security: The length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; and an assessment of whether the Bancorp has (1) the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before its anticipated market recovery. If either of these conditions is met, management will recognize other-than-temporary impairment. If, in management's judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings. Management will utilize an independent valuation specialist to value securities semi-annually for other-than-temporary impairment.

*Allowance for Loan Losses* – The Bancorp maintains an Allowance for Loan Losses ("ALL") to absorb probable incurred credit losses that arise from the loan portfolio. The ALL is increased by the provision for loan losses, and decreased by charge-offs net of recoveries. The determination of the amounts of the ALL and provisions for loan losses is based upon management's current judgments about the credit quality of the loan portfolio with consideration given to all known relevant internal and external factors that affect loan collectability. The methodology used to determine the current year provision and the overall adequacy of the ALL includes a disciplined and consistently applied quarterly process that combines a review of the current position with a risk assessment worksheet. Factors that are taken into consideration in the analysis include an assessment of national and local economic trends, a review of current year loan portfolio growth and changes in portfolio mix, and an assessment of trends for loan delinquencies and loan charge-off activity. Particular attention is given to non-accruing loans and accruing loans past due 90 days or more, and loans that have been classified as substandard, doubtful, or loss. Changes in the provision are directionally consistent with changes in observable data.

Commercial and industrial, and commercial real estate loans that exhibit credit weaknesses and loans that have been classified as impaired are subject to an individual review. Where appropriate, ALL allocations are made to these loans based on management's assessment of financial position, current cash flows, collateral values, financial strength of guarantors, industry trends, and economic conditions. ALL allocations for homogeneous loans, such as residential mortgage loans and consumer loans, are based on historical charge-off activity and current delinquency trends. Management has allocated general reserves to both performing and non-performing loans based on historical data and current information available.

Risk factors for non-performing and internally classified loans are based on an analysis of either the projected discounted cash flows or the estimated collateral liquidation value for individual loans defined as substandard or doubtful. Estimated collateral liquidation values are based on established loan underwriting standards and adjusted for current mitigating factors on a loan-by-loan basis. Aggregate substandard loan collateral deficiencies are determined for residential, commercial real estate, commercial business, and consumer loan portfolios. These deficiencies are then stated as a percentage of the total substandard balances to determine the appropriate risk factors.

Risk factors for performing and non-classified loans are based on a weighted average of net charge-offs for the most recent three years, which are then stated as a percentage of average loans for the same period. Historical risk factors are calculated for residential, commercial real estate, commercial business, and consumer loans. The three year weighted average historical factors are then adjusted for current subjective risks attributable to: regional and national economic factors; loan growth and changes in loan composition; organizational structure; composition of loan staff; loan concentrations; policy changes and out of market lending activity.

The risk factors are applied to these types of loans to determine the appropriate level for the ALL. Adjustments may be made to these allocations that reflect management's judgment on current conditions, delinquency trends, and charge-off activity. Based on the above discussion, management believes that the ALL is currently adequate, but not excessive, given the risk inherent in the loan portfolio.

**Impact of Inflation and Changing Prices**

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of the Bancorp are monetary in nature. As a result, interest rates have a more significant impact on the Bancorp's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

**Item 7A. Quantitative and Qualitative Disclosures about Market Risk**

Not applicable.

**Item 8. Financial Statements**

*Report of Independent Registered*
*Public Accounting Firm*

To the Stockholders, Board of Directors and Audit Committee
Finward Bancorp
Munster, Indiana

**Opinion on the Consolidated Financial Statements**

We have audited the accompanying consolidated balance sheets of Finward Bancorp (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

***Allowances for Loan Losses***

*Description of the Matter*

As described in Note 4 to the financial statements, the Company's consolidated allowance for loan and lease losses (ALLL) was $12.9 million at December 31, 2022. The Company also describes in Note 1 of the financial statements the accounting policy around this estimate. The ALLL is an estimate of losses inherent in the loan and lease portfolio. The determination of the reserve requires significant judgment reflecting the Company's best estimate of probable loan and lease losses. The estimate consists of several key elements, which include: specific reserves for impaired loans, general reserves for each business lending division portfolio including percentage allocations for special attention loans and leases not deemed impaired, and reserves for pooled homogenous loans and leases, among others. The Company's evaluation is based upon a continuing review of these portfolios, estimates of customer performance, collateral values and dispositions, and assessments of economic and geopolitical events, all of which are subject to judgment and will change.

We identified the valuation of the ALLL as a critical audit matter. Auditing the ALLL involves a high degree of subjectivity in evaluating management's estimates, such as evaluating management's assessment of economic conditions and other environmental factors used to adjust historical loss rates, evaluating the adequacy of specific reserves associated with impaired loans and assessing the appropriateness of loan grades.

*How We Addressed the Matter in Our Audit*

Our audit procedures related to the estimated allowance for loan losses included:

- Testing the design of internal controls, including those related to technology, over the ALLL including data completeness and accuracy, classifications of loans by loan segment, historical loss data, the calculation of a loss rate, the establishment of qualitative adjustments, grading and risk classification of loans and establishment of specific reserves on impaired loans and management's review controls over the ALLL balance.

- Testing clerical/computational accuracy of the formulas within the ALLL model.

- Testing of completeness and accuracy of the information and reports utilized in the ALLL, including reports used in management review controls over the ALLL.

- Computing an independent calculation of an acceptable range and comparing it to the Company's estimate.

- Evaluating the qualitative adjustment to the historical loss rates, including assessing the basis for the adjustments and the reasonableness of the significant assumptions.

- Testing of the loan review function and the accuracy of loan grades determined. Specifically, utilizing internal loan grading professionals to assist us in evaluating the appropriateness of loan grades and to assess the reasonableness of specific impairments on loans.

- Evaluating the overall reasonableness of qualitative factors and the appropriateness of their direction and magnitude and the Company's support for the direction and magnitude compared to previous years.

***Acquisition***

As described in Note 2 to the consolidated financial statements, the Company completed the acquisition of Royal Financial, Inc. during the year ended December 31, 2022, with an acquisition price of $56.7 million, including the recognition of $11.3 million of Goodwill. Management determined that the acquisition qualified as a business and accordingly all identifiable assets and liabilities acquired were valued at fair value as part of the purchase price allocation as of the acquisition date. The identification and valuation of such acquired assets and assumed liabilities required management to exercise significant judgment and consider the use of outside vendors to estimate the fair value allocations.

We identified the acquisition and the valuation of acquired assets and assumed liabilities a critical audit matter. Auditing the acquisition transaction involved a high degree of subjectivity in evaluating management's operational assumptions, fair value estimates, purchase price allocations and assessing the appropriateness of outside vendor valuation models.

*How We Addressed the Matter in Our Audit*

The primary procedures we performed to address this critical audit matter included:

- Testing the design of internal controls over the acquisition

- Obtaining and reviewing executed Plan and Agreement of Merger documents to gain an understanding of the underlying terms of the consummated acquisition

- Obtaining and reviewing management's reconciliation procedures of significant accounts and testing of existence and completeness procedures performed and asset/liability identification considerations made

- Testing management's computation of purchase price and determination of goodwill recognized focusing on the completeness and accuracy of the balance sheet acquired and related fair value purchase price allocations made to identified assets acquired and liabilities assumed

- Obtaining and reviewing significant outside vendor valuation estimates and challenging management's review of the appropriateness of the valuations assessed/allocated to assets acquired and liabilities assumed; including but not limited to, testing critical inputs, including assumptions applied and valuation models utilized by the outside vendors

- Utilization of our internal valuation professionals to assist with testing and challenging the related fair value purchase price allocations made to identified assets acquired and liabilities assumed

- Reviewing and evaluating the adequacy of the disclosures made in the footnotes of the Company's SEC filings

/s/ FORVIS, LLP (Formerly, BKD, LLP)

We have served as the Company's auditor since 2021.

Indianapolis, Indiana
March 30, 2023

# Consolidated Balance Sheets

| (Dollars in thousands) | | December 31, 2022 | | December 31, 2021 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and non-interest bearing deposits in other financial institutions | $ | 19,965 | $ | 12,725 |
| Interest bearing deposits in other financial institutions | | 11,210 | | 19,987 |
| Federal funds sold | | 107 | | 464 |
|     Total cash and cash equivalents | | 31,282 | | 33,176 |
| Certificates of deposit in other financial institutions | | 2,456 | | 1,709 |
| Securities available-for-sale | | 370,896 | | 526,889 |
| Loans held-for-sale | | 1,543 | | 4,987 |
| Loans receivable, net of deferred fees and costs | | 1,513,631 | | 966,720 |
| Less: allowance for loan losses | | (12,897) | | (13,343) |
|     Net loans receivable | | 1,500,734 | | 953,377 |
| Federal Home Loan Bank stock | | 6,547 | | 3,247 |
| Accrued interest receivable | | 7,421 | | 5,444 |
| Premises and equipment | | 40,212 | | 31,385 |
| Cash value of bank owned life insurance | | 31,936 | | 31,440 |
| Goodwill | | 22,395 | | 11,109 |
| Other intangible assets | | 4,794 | | 3,126 |
| Other assets | | 50,123 | | 14,854 |
|     Total assets | $ | 2,070,339 | $ | 1,620,743 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Deposits: | | | | |
|   Non-interest bearing | $ | 359,092 | $ | 295,294 |
|   Interest bearing | | 1,415,925 | | 1,138,907 |
|     Total | | 1,775,017 | | 1,434,201 |
| Repurchase agreements | | 15,503 | | 14,581 |
| Borrowed funds | | 120,000 | | - |
| Accrued expenses and other liabilities | | 23,426 | | 15,346 |
|     Total liabilities | | 1,933,946 | | 1,464,128 |
| Commitments and contingencies | | | | |
| Stockholders' Equity: | | | | |
| Preferred stock, no par or stated value; 10,000,000 shares authorized, none outstanding | | - | | - |
| Common stock, no par or stated value; 10,000,000 shares authorized; shares issued and outstanding: December 31, 2022 - 4,298,401 December 31, 2021 - 3,480,701 | | - | | - |
| Additional paid-in capital | | 69,032 | | 30,430 |
| Accumulated other comprehensive (loss) income | | (64,300) | | 4,276 |
| Retained earnings | | 131,661 | | 121,909 |
|     Total stockholders' equity | | 136,393 | | 156,615 |
|     Total liabilities and stockholders' equity | $ | 2,070,339 | $ | 1,620,743 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Income

(Dollars in thousands, except per share data)

| | Twelve Months Ended December 31, | | | |
| --- | ---: | ---: | ---: | ---: |
| | | 2022 | | 2021 |
| **Interest income:** | | | | |
| Loans receivable | $ | 62,133 | $ | 41,573 |
| Securities | | 9,576 | | 9,021 |
| Other interest earning assets | | 326 | | 61 |
| Total interest income | | 72,035 | | 50,655 |
| | | | | |
| **Interest expense:** | | | | |
| Deposits | | 3,604 | | 2,002 |
| Repurchase agreements | | 195 | | 47 |
| Borrowed funds | | 1,087 | | 31 |
| Total interest expense | | 4,886 | | 2,080 |
| | | | | |
| Net interest income | | 67,149 | | 48,575 |
| Provision for loan losses | | - | | 1,509 |
| | | | | |
| Net interest income after provision for loan losses | | 67,149 | | 47,066 |
| | | | | |
| **Noninterest income:** | | | | |
| Fees and service charges | | 6,257 | | 5,388 |
| Wealth management operations | | 2,113 | | 2,375 |
| Gain on sale of loans held-for-sale, net | | 1,368 | | 5,296 |
| Gain on sale of securities, net | | 662 | | 1,987 |
| Increase in cash value of bank owned life insurance | | 810 | | 715 |
| Gain on sale of foreclosed real estate | | 16 | | 47 |
| Other | | 283 | | 139 |
| Total noninterest income | | 11,509 | | 15,947 |
| | | | | |
| **Noninterest expense:** | | | | |
| Compensation and benefits | | 28,990 | | 24,241 |
| Occupancy and equipment | | 6,785 | | 5,537 |
| Data processing | | 6,750 | | 3,648 |
| Marketing | | 1,907 | | 1,085 |
| Impairment charge on assets held for sale | | 1,232 | | - |
| Federal deposit insurance premiums | | 1,228 | | 861 |
| Professional services | | 1,211 | | 1,205 |
| Net loss recognized on sale of premises and equipment | | 303 | | - |
| Other | | 13,694 | | 10,059 |
| Total noninterest expense | | 62,100 | | 46,636 |
| | | | | |
| Income before income tax expenses | | 16,558 | | 16,377 |
| Income tax expenses | | 1,478 | | 1,414 |
| | | | | |
| Net income | $ | 15,080 | $ | 14,963 |
| | | | | |
| **Earnings per common share:** | | | | |
| Basic | $ | 3.61 | $ | 4.30 |
| Diluted | $ | 3.60 | $ | 4.30 |
| | | | | |
| Dividends declared per common share | $ | 1.24 | $ | 1.24 |

See accompanying notes to consolidated financial statements.

## Consolidated Statements of Comprehensive (Loss) Income

| (Dollars in thousands) | Twelve Months Ended December 31, | |
| --- | ---: | ---: |
| | 2022 | 2021 |
| Net income | $ 15,080 | $ 14,963 |
| | | |
| Net change in net unrealized gains and losses on securities available-for-sale: | | |
| Unrealized (loss) gain arising during the period | (89,323) | (5,816) |
| Less: reclassification adjustment for gains included in net income | (662) | (1,987) |
| Net securities (loss) gain during the period | (89,985) | (7,803) |
| Tax effect | 21,409 | 1,638 |
| Other comprehensive loss, net of tax | (68,576) | (6,165) |
| Comprehensive (loss) gain, net of tax | (53,496) | 8,798 |

See accompanying notes to consolidated financial statements.

## Consolidated Statements of Changes in Stockholders' Equity

| (Dollars in thousands, except per share data) | Common Stock | Additional Paid-in Capital | Accumulated Other Comprehensive (Loss)/Income | Retained Earnings | Total Equity |
| --- | ---: | ---: | ---: | ---: | ---: |
| Balance at January 1, 2021 | $ - | $ 29,987 | $ 10,441 | $ 111,261 | $ 151,689 |
| | | | | | |
| Net income | - | - | - | 14,963 | 14,963 |
| Other comprehensive loss, net of tax | - | - | (6,165) | - | (6,165) |
| Net surrender value of 3,115 restricted stock awards | - | (131) | - | - | (131) |
| Stock-based compensation expense | - | 574 | - | - | 574 |
| Cash dividends, $1.24 per share | - | - | - | (4,315) | (4,315) |
| | | | | | |
| Balance at December 31, 2021 | $ - | $ 30,430 | $ 4,276 | $ 121,909 | $ 156,615 |
| | | | | | |
| Balance at January 1, 2022 | $ - | $ 30,430 | $ 4,276 | $ 121,909 | $ 156,615 |
| | | | | | |
| Net income | - | - | - | 15,080 | 15,080 |
| Other comprehensive loss, net of tax | - | - | (68,576) | - | (68,576) |
| Net surrender value of 2,479 restricted stock awards | - | (120) | - | - | (120) |
| Stock-based compensation expense | - | 741 | - | - | 741 |
| Issuance of 795,423 shares at $47.75 per share, for acquisition of Royal Financial, Inc | - | 37,981 | - | - | 37,981 |
| Cash dividends, $1.24 per share | - | - | - | (5,328) | (5,328) |
| | | | | | |
| Balance at December 31, 2022 | $ - | $ 69,032 | $ (64,300) | $ 131,661 | $ 136,393 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

(Dollars in thousands)

| | Twelve months ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 15,080 | $ 14,963 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Origination of loans for sale | (44,856) | (153,082) |
| Sale of loans originated for sale | 49,628 | 164,203 |
| Depreciation and amortization, net of accretion | 5,968 | 4,559 |
| Deferred tax expense | 1,187 | 137 |
| Stock based compensation expense | 741 | 574 |
| Gain on sale of securities, net | (662) | (1,987) |
| Gain on sale of loans held-for-sale, net | (1,470) | (5,529) |
| Loss on sale of premises and equipment, net | 303 | - |
| Impairment charge on assets held for sale | 1,232 | - |
| Gain (loss) on sale of foreclosed real estate | 16 | (47) |
| Gain on cash value of bank owned life insurance | (810) | (715) |
| Loss on derivatives | 102 | 233 |
| Provision for loan losses | - | 1,509 |
| Net change in: | | |
| Interest receivable | (141) | (731) |
| Other assets | (5,080) | 1,784 |
| Accrued expenses and other liabilities | (3,476) | (8,828) |
| Net cash provided by operating activities | 17,762 | 17,043 |
| | | |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Proceeds from maturities of certificates of deposit in other financial institutions | 232 | 923 |
| Purchase of certificates of deposit in other financial institutions | (734) | (735) |
| Proceeds from maturities and pay downs of securities available-for-sale | 41,524 | 55,431 |
| Proceeds from sales of securities available-for-sale | 53,953 | 43,756 |
| Purchase of securities available-for-sale | (30,421) | (221,236) |
| Proceeds from bank owned life insurance | 314 | - |
| Net change in loans receivable | (94,030) | 12,345 |
| Proceeds of Federal Home Loan Bank Stock | - | 671 |
| Purchase of Federal Home Loan Bank Stock | (1,997) | - |
| Purchase of loans receivable | (2,663) | (14,543) |
| Purchase of premises and equipment, net | (3,031) | (3,128) |
| Proceeds from sale of premises and equipment | 1,798 | - |
| Proceeds from sale of foreclosed real estate | 93 | 585 |
| Cash and cash equivalents from acquisition activity, net | 33,799 | - |
| Net cash provided by (used in) investing activities | (1,163) | (125,931) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Change in deposits | (134,220) | 131,862 |
| Proceeds from FHLB advances | 120,000 | - |
| Repayment of FHLB advances | - | (6,000) |
| Net surrender value of restricted stock awards | (120) | (131) |
| Change in repurchase agreements | 922 | 870 |
| Change in other borrowed funds | - | (149) |
| Dividends paid | (5,075) | (4,310) |
| Net cash (used in) provided by financing activities | (18,493) | 122,142 |
| Net change in cash and cash equivalents | (1,894) | 13,254 |
| Cash and cash equivalents at beginning of period | 33,176 | 19,922 |
| Cash and cash equivalents at end of period | $ 31,282 | $ 33,176 |
| | | |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Cash paid during the period for: | | |
| Interest | $ 4,572 | $ 2,112 |
| Income taxes | 1,347 | 2,185 |
| Acquisition activity: | | |
| Fair value of assets acquired, including cash and cash equivalents | $ 528,539 | $ - |
| Value of goodwill and other intangible assets | 14,506 | - |
| Fair value of liabilities assumed | 486,339 | - |
| Cash paid for acquisition | 18,725 | - |
| Issuance of common stock for acquisition | 37,981 | - |
| Noncash activities: | | |
| Dividends declared not paid | 1,332 | 1,079 |
| Transfer of premises and equipment to other real estate | 1,815 | - |
| Securities purchased not settled | - | 1,765 |

See accompanying notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

*Years ended December 31, 2022 and 2021*

**NOTE 1 - *Summary of Significant Accounting Policies***

*Principles of Consolidation* – The consolidated financial statements include Finward Bancorp (the "Bancorp" or "Finward"), its wholly-owned subsidiaries NWIN Risk Management, Inc. (a captive insurance subsidiary) and Peoples Bank (the "Bank"), and the Bank's wholly owned subsidiaries, Peoples Service Corporation, NWIN, LLC, NWIN Funding, Incorporated, and Columbia Development Company, LLC. The Bancorp's business activities include being a holding company for the Bank as well as a holding company for NWIN Risk Management, Inc. The Bancorp's earnings are dependent upon the earnings of the Bank. Peoples Service Corporation provides insurance and annuity investments to the Bank's wealth management customers. NWIN, LLC is located in Las Vegas, Nevada and serves as the Bank's investment subsidiary and parent of a real estate investment trust, NWIN Funding, Inc. NWIN Funding, Inc. was formed as an Indiana Real Estate Investment Trust. The formation of NWIN Funding, Inc. provides the Bancorp with a vehicle that may be used to raise capital utilizing portfolio mortgages as collateral, without diluting stock ownership. In addition, NWIN Funding, Inc. receives favorable state tax treatment for income generated by its operations. Columbia Development Company is a limited liability company that serves to hold certain real estate properties that are acquired through foreclosure. All significant inter-company accounts and transactions have been eliminated in consolidation.

*Use of Estimates* – Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses are particularly susceptible to material change in the near term.

*Concentrations of Credit Risk* – The Bancorp grants residential, commercial real estate, commercial business and installment loans to customers primarily in Lake County, in northwest Indiana, and Cook County, in northeast Illinois. The Bancorp is also an active lender in Porter County, and to a lesser extent, LaPorte, Newton and Jasper counties in Indiana; and DuPage, Lake, and Will counties in Illinois. Substantially all loans are secured by specific items of collateral including residences, commercial real estate, land development, business assets and consumer assets.

*Cash Flow Reporting* – For purposes of the statements of cash flows, the Bancorp considers cash on hand, noninterest bearing deposits in other financial institutions, all interest bearing deposits in other financial institutions with original maturities of 90 days or less, and federal funds sold to be cash and cash equivalents. The Bancorp reports net cash flows for customer loan and deposit transactions and short-term borrowings with maturities of 90 days or less.

*Certificates of deposits in other financial institutions* – Certificates of deposits in other financial institutions generally mature within 5 years and are carried at cost.

*Securities* – The Bancorp classifies securities into held-to-maturity, available-for-sale, or trading categories. Held-to-maturity securities are those which management has the positive intent and the Bancorp has the ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive (loss) income, net of tax. At December 31, 2022, and 2021, all of the Bancorp's securities were classified as available-for-sale. The Bancorp does not have a held to maturity or trading portfolio. Realized gains and losses resulting from the sale of securities recorded on the trade date are computed by the specific identification method. Interest and dividend income, adjusted by amortization of premiums or discounts on a level yield method, are included in earnings. Securities are reviewed for other-than-temporary impairment on a quarterly basis.

The Bancorp considers the following factors when determining an other-than-temporary impairment for a security: the length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; and an assessment of whether the Bancorp has (1) the intent to sell the debt security or (2) it is more likely than not that the Bancorp will be required to sell the debt security before its anticipated market recovery. If either of these conditions are met, management will recognize other-than-temporary impairment. If, in management's judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized credit loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.

*Loans Held-for-Sale* – Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held-for-sale can be sold with servicing rights retained or released. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

*Loans and Loan Interest Income* – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and net deferred loan fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.
The accrual of interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged-off no later than when they reach 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off status at an earlier date if collection of principal or interest is considered doubtful.

Generally, interest accrued but not received for loans placed on non-accrual status is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

*Allowance for Loan Losses* – The allowance for loan losses ("allowance") is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is considered impaired when, based on current information and events, it is probable that the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are normally collectively evaluated for impairment, unless part of a larger relationship or a trouble debt restructuring.

*Troubled Debt Restructures* – A troubled debt restructuring of a loan is undertaken to improve the likelihood that the loan will be repaid in full under the modified terms in accordance with a reasonable repayment schedule. All modified loans are evaluated to determine whether the loan should be reported as a troubled debt restructure (TDR). A loan is a TDR when the Bancorp, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower by modifying or renewing a loan under terms that the Bancorp would not otherwise consider. To make this determination, the Bancorp must determine whether (a) the borrower is experiencing financial difficulties and (b) the Bancorp granted the borrower a concession. This determination requires consideration of all of the facts and circumstances surrounding the modification. An overall general decline in the economy or some level of deterioration in a borrower's financial condition does not inherently mean the borrower is experiencing financial difficulties.

Some of the factors considered by management when determining whether a borrower is experiencing financial difficulties are: (1) is the borrower currently in default on any of its debts, (2) has the borrower declared or is the borrower in the process of declaring bankruptcy, and (3) absent the current modification, the borrower would likely default.

*Federal Home Loan Bank Stock* – The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

*Transfers of Financial Assets* – Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

*Premises and Equipment* – Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 15 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 2 to 10 years.

*Foreclosed Real Estate* – Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

*Long-term Assets* – Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

*Bank Owned Life Insurance* – The Bancorp has purchased life insurance policies on certain key executives. In accordance with accounting for split-dollar life insurance, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

*Goodwill and Intangibles* – The Bancorp records the assets acquired, including identified intangible assets, and the liabilities assumed in acquisitions at their fair values. These fair values often involve estimates based on third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, inflation, asset growth rates or other relevant factors. In addition, the determination of the useful lives over which an intangible asset will be amortized is subjective. Under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, goodwill and indefinite-lived assets recorded are reviewed for impairment on an annual basis, as well as on an interim basis if events or changes indicate that the asset might be impaired. An impairment loss is recognized for any excess of carrying value over fair value of the goodwill or the indefinite-lived intangible asset.

*Repurchase Agreements* – Substantially, all repurchase agreement liabilities represent amounts advanced by various customers that are not covered by federal deposit insurance and are secured by securities owned by the Bancorp.

*Income Taxes* – Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

At December 31, 2022 and 2021, the Bancorp evaluated tax positions taken for filing with the Internal Revenue Service and all state jurisdictions in which it operates. The Bancorp believes that income tax filing positions will be sustained under examination and does not anticipate any adjustments that would result in a material adverse effect on the Bancorp's financial condition, results of operations, or cash flows. Accordingly, the Bancorp has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions at December 31, 2022 and 2021.

*Loan Commitments and Related Financial Instruments* – Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

As part of mortgage banking operations, the Company enters into commitments to originate loans whereby the interest rate on these loans is determined prior to funding ("interest rate lock commitments"). Similar to loans held for sale, the fair value of rate lock commitments is subject to change primarily due to changes in interest rates. The interest rate lock commitments on mortgage loans intended to be sold are recorded at fair value with changes in fair value recorded in current earnings as part of gain on sale of loans held-for-sale, net.

*Earnings Per Common Share* – Basic earnings per common share is net income divided by the weighted-average number of common shares outstanding during the period. The restricted shares issued provide for dividend and voting rights and are therefore considered participating securities. Accordingly, all restricted stock is included in basic earnings per share.

*Comprehensive (Loss) Income* – Comprehensive (loss) income consists of net income and other comprehensive (loss) income. Other comprehensive (loss) income includes unrealized gains and losses on securities available-for-sale.

*Loss Contingencies* – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such matters currently exist that will have a material effect on the financial statements.

*Restrictions on Cash* — As of March 26, 2021, the Federal Reserve Bank eliminated reserve requirements for certain depository institutions, including the Bank. As such, there was no reserve requirement at December 31, 2022. As part of derivative contracts entered into by the Bancorp, $3.9 million was pledged as collateral at December 31, 2022 and 2021. These balances are included in interest bearing deposits. At December 31, 2022, the Company's correspondent cash accounts exceeded federally insured limits by $13.5 million. Additionally, the Company had approximately $3.2 million of cash held by the FRB and the FHLB, which is not federally insured.

*Fair Value of Financial Instruments* – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

*Operating Segments* – While the Bancorp's executive management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Bancorp's financial service operations are considered by management to be aggregated in one reportable operating segment.

*Reclassification* – Certain amounts appearing in the consolidated financial statements and notes thereto for the year ended December 31, 2021, may have been reclassified to conform to the December 31, 2022 presentation.

*Trust Assets* – Assets of the Bancorp's wealth management department, other than cash on deposit at the Bancorp, are not included in these consolidated financial statements because they are not assets of the Bancorp.

*Adoption of New Accounting Pronouncements* –

In December 2019, the FASB issued ASU 2019-12 which remove specific exceptions to the general principles in Topic 740 in GAAP. It eliminates the need for an organization to analyze whether the following apply in a given period: exception to the incremental approach for intraperiod tax allocation; exceptions to accounting for basis differences where there are ownership changes in foreign investments; and exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. It also improves financial statement preparers' application of income tax-related guidance and simplifies GAAP for: franchise taxes that are partially based on income; transactions with a government that result in a step up in the tax basis of goodwill; separate financial statements of legal entities that are not subject to tax; and enacts changes in tax laws in interim periods. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Bancorp adopted ASU 2019-12 on January 1, 2021, and it did not have a material impact on its accounting and disclosures.

*Upcoming Accounting Pronouncements* -

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. The ASU includes increased disclosures and various changes to the accounting and measurement of financial assets including the Bancorp's loans and available-for-sale debt securities. Each financial asset presented on the balance sheet would have a unique allowance for credit losses valuation account that is deducted from the amortized cost basis to present the net carrying value at the amount expected to be collected on the financial asset. The amendments in this ASU also eliminate the probable initial recognition threshold in current GAAP and instead, reflect an entity's current estimate of all expected credit losses using reasonable and supportable forecasts. In October 2019, the FASB voted and approved proposed changes to the effective date of this ASU for smaller reporting companies, such as the Bancorp, and other non-SEC reporting entities. The approval changed the effective date of the ASU to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. The new credit loss guidance will be effective for the Bancorp as of January 1, 2023. Upon adoption, the ASU will be applied using a modified retrospective transition method to the beginning of the first reporting period in which the guidance is effective. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date.

The Bancorp has completed data and model validation testing, determined qualitative adjustments, established additional supporting analytics, and developed related internal controls over model inputs (data and assumptions) and model operations. While the model is operational, approval of certain governance related matters, procedures and policies are being finalized. The final effective date estimate for our Current Expected Credit Loss ("CECL") has not been determined and the required financial reporting disclosures are being completed for review.

Internal controls over financial reporting specifically related to CECL have been designed and are being evaluated, however, all internal controls related to CECL implementation are not operational. The final step of completing the formal governance and approval process is in its final stages.

We expect the one-time cumulative effect adjustment to the ACL will be between $3.8 million and $6.8 million upon adoption as of January 1, 2023. The majority of the increase is related to including our acquired loan portfolios in the model and the addition of using economic forecasts in estimating future losses. As we continue to evaluate and refine our CECL model during the first quarter of 2023, the estimated range of impact to the ACL as of January 1, 2023, could change.

In March 2020, the FASB issued ASU No. 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. In January 2021, the FASB issued ASU 2021-01 which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The guidance is effective for all entities as of March 12, 2020, through December 31, 2022. The Bancorp is implementing a transition plan to identify and modify its loans and other financial instruments with attributes that are either directly or indirectly influenced by LIBOR. The Bancorp believes the adoption of this guidance on activities after December 31, 2020, through December 31, 2022, will not have a material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08 related to accounting for acquired revenue contracts with customers in a business combination. The amendments in this update address diversity in practice and inconsistency related to recognition of an acquired contract liability and the effect of payment terms on subsequent revenue recognition for the acquirer. This update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We plan to adopt this pronouncement for our fiscal year beginning January 1, 2023, and we do not expect it to have a material effect on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-01 related to the portfolio layer method of hedge accounting. The amendments in this update clarify the accounting and promote consistency in reporting for hedges where the portfolio layer method is applied. This update is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. As we currently do not have items accounted for under the portfolio layer method of hedge accounting, we do not expect the update to have an effect on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which addresses and amends areas identified by the FASB as part of its post-implementation review of the accounting standard that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by companies that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require disclosure of current-period gross writeoffs for financing receivables and net investment in leases by year of origination in the vintage disclosures. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for entities that have adopted the CECL accounting standard. Early adoption, however, is permitted if an entity has adopted the CECL accounting standard. The Bancorp is assessing ASU 2022-02 and its impact on its accounting and disclosures.

In June 2022, the FASB issued ASU No. 2022-03 "Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions." These amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This guidance is effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Bancorp has assessed ASU 2022-03 and does not expect it to have a material impact on its accounting and disclosures.

In September 2022, the FASB issued ASU No. 2022-04 "Liabilities - Supplier Finance Programs (Subtopic 405-50)" enhancing the transparency of supplier finance programs and the related financial statement disclosures. The amendments require that a buyer in a supplier finance program disclose information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a rollforward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. ASU 2022-04 is effective January 1, 2023, except for the disclosure of rollforward information, which is effective January 1, 2024, and is not expected to have an impact on the Bancorp's consolidated financial statements.

In December 2022, the FASB issued ASU No. 2022-06 "Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848", which extends the optional transition relief to ease the potential burden in accounting for reference rate reform on financial reporting. The transition relief is provided through December 30, 2024 based on the expectation that the London Interbank Offered Rate (LIBOR) will cease to be published as of June 30, 2023. During the year, we applied the transition guidance to our interest rate swap portfolio transitioning from LIBOR to the Secured Overnight Financing Rate ("SOFR"). There was no material impact on our consolidated financial statements in the periods presented.

**NOTE 2 – *Acquisition Activity***

On January 31, 2022, Finward Bancorp ("Finward") completed its previously announced acquisition of Royal Financial, Inc., a Delaware corporation ("RYFL"), pursuant to an Agreement and Plan of Merger dated July 28, 2021 (the "Merger Agreement") between Finward and RYFL. The stockholders of both Finward and RYFL approved the Merger Agreement at the respective stockholder meetings of the companies held on December 13, 2021. Pursuant to the Merger Agreement, RYFL merged with and into Finward, with Finward as the surviving corporation (the "Merger"), and Royal Savings Bank, an Illinois state-chartered savings bank and wholly-owned subsidiary of RYFL, merged with and into Peoples Bank, the wholly-owned Indiana state-chartered commercial bank subsidiary of Finward, with Peoples Bank as the surviving bank.

Under the terms of the merger agreement, RYFL stockholders who owned 101 or more shares of RYFL common stock were permitted to elect to receive either 0.4609 shares of Finward common stock or $20.14 in cash, or a combination of both, for each share of RYFL common stock owned, subject to proration and allocation provisions such that 65% of the shares of RYFL common stock outstanding immediately prior to the closing of the merger were converted into the right to receive shares of Finward common stock and the remaining 35% of the outstanding RYFL shares were converted into the right to receive cash. Stockholders holding less than 101 shares of RYFL common stock received fixed consideration of $20.14 in cash per share and no stock consideration.

As a result of RYFL stockholder stock and cash elections and the related allocation and proration provisions of the merger agreement, Finward issued 795,423 shares of its common stock and paid cash consideration of approximately $18.7 million in the Merger. Based on the January 28, 2022, closing price of $47.75 per share of Finward common stock, the transaction had an implied valuation of approximately $56.7 million. In connection with the acquisition, Robert W. Youman, was appointed to the boards of directors of Finward and Peoples Bank effective as of the closing of the Merger. RYFL had a home office and eight branch offices in Cook County and DuPage County, Illinois. The acquisition has further expanded the Bank's banking center network in Cook County and DuPage County, Illinois.

Under the acquisition method of accounting, the total purchase price is allocated to net tangible and intangible assets based on their current estimated fair values on the date of the acquisition. Based on the valuations of the fair value of tangible and intangible assets acquired and liabilities assumed, which are based on estimates and assumptions that are subject to change, the final purchase price for the RYFL acquisition is allocated as follows (in thousands):

| ASSETS | | |
| --- | --- | --- |
| Cash and due from banks | $ | 52,524 |
| Investment securities, available for sale | | - |
| Certificate of deposit in other financial institutions | | 245 |
| | | |
| Total Loans | | 450,757 |
| | | |
| Premises and equipment, net | | 13,896 |
| FHLB stock | | 1,303 |
| Goodwill | | 11,286 |
| Core deposit intangible | | 3,220 |
| Interest receivable | | 1,836 |
| Other assets | | 7,978 |
| Total assets purchased | $ | 543,045 |
| Common shares issued | | 37,981 |
| Cash paid | | 18,725 |
| Total purchase price | $ | 56,706 |

| LIABILITIES | | |
| --- | --- | --- |
| Deposits | | |
| Non-interest bearing | $ | 32,095 |
| NOW accounts | | 63,639 |
| Savings and money market | | 184,149 |
| Certificates of deposits | | 195,153 |
| Total Deposits | | 475,036 |
| | | |
| Interest payable | | 75 |
| Other liabilities | | 11,228 |
| | | |
| Total liabilities assumed | $ | 486,339 |

During the year-ended December 31, 2022, an adjustment was made to the carrying value of other assets of $409 thousand, due to the valuation of prepaids and deferred tax assets brought over in the acquisition, and premises and equipment, net, of $48 thousand, due to a correction in the valuation of buildings, in addition, a correction was made to the valuation of shares issued increasing the value by $79 thousand. The resulting impact of these changes was a decrease to the goodwill balance related to the RYFL acquisition of $378 thousand. Goodwill related to the RYFL transaction is not expected to be deductible for tax purposes.

Gross loans acquired during the RYFL transaction totaled $456.7 million. As of December 31, 2022, the remaining outstanding principal of loans directly related to the RYFL acquisition total $363.0 million, of which $5.0 million are expected to be uncollectable.

The following pro-forma and earnings (unaudited) of the combined company are presented as if the RYFL merger had occurred on January 1, 2022 and January 1, 2021:

| (in thousands) | For the twelve months ended December 31, 2022 | | For the twelve months ended December 31, 2021 | |
|---|---|---|---|---|
| **Selected Financial Data** | | | | |
| Interest income | $ | 73,730 | $ | 70,585 |
| Interest expense | | (4,987) | | (3,538) |
| Recovery of (provision for) loan losses | | - | | (1,181) |
| Non-interest income | | 11,648 | | 16,607 |
| Non-interest expense (1) | | (60,228) | | (57,290) |
| **Income before provision for income taxes** | | 20,163 | | 25,183 |
| Income tax expense | | (2,235) | | (3,525) |
| **Net income** | $ | 17,928 | $ | 21,658 |
| | | | | |
| **Earnings per common share:** | | | | |
| Basic | $ | 4.29 | $ | 6.23 |
| Diluted | $ | 4.28 | $ | 6.23 |

(1) Excludes $2.9 million in pre-tax merger expenses for the nine months ended September 30, 2022.

For the twelve months ended December 31, 2022, the Bancorp has recorded $2.9 million in pre-tax one-time merger expenses related to the RYFL acquisition, and these expenses have been allocated to the following non-interest expense line items within the income statement:

| (in thousands) Noninterest expense: | Twelve months ended December 31, 2022 | |
|---|---|---|
| Compensation and benefits | $ | 132 |
| Data processing | | 1,929 |
| Marketing | | 135 |
| Other | | 656 |
| | | |
| Period merger expense | $ | 2,852 |

**NOTE 3** – *Securities*

The estimated fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

| | Cost Basis | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| | | (Dollars in thousands) | | |
| December 31, 2022 | | | | |
| U.S. government sponsored entities | $ 8,883 | $ - | $ (1,258) | 7,625 |
| U.S. treasury securities | 389 | - | - | 389 |
| Collateralized mortgage obligations and residential mortgage-backed securities | 163,000 | - | (28,884) | 134,116 |
| Municipal securities | 281,032 | 7 | (53,321) | 227,718 |
| Collateralized debt obligations | 2,173 | - | (1,125) | 1,048 |
| Total securities available-for-sale | $ 455,477 | $ 7 | $ (84,588) | $ 370,896 |

| | Cost Basis | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| | | (Dollars in thousands) | | |
| December 31, 2021 | | | | |
| U.S. government sponsored entities | $ 8,883 | $ - | $ (214) | $ 8,669 |
| U.S. treasury securities | 400 | - | - | 400 |
| Collateralized mortgage obligations and residential mortgage-backed securities | 187,279 | 961 | (3,539) | 184,701 |
| Municipal securities | 322,750 | 9,904 | (527) | 332,127 |
| Collateralized debt obligations | 2,173 | - | (1,181) | 992 |
| Total securities available-for-sale | $ 521,485 | $ 10,865 | $ (5,461) | $ 526,889 |

The cost basis, estimated fair value of available-for-sale securities, and carrying amount, if different, at December 31, 2022, by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

| | Cost Basis | Estimated Fair Value |
|---|---|---|
| | (Dollars in thousands) | |
| | Available-for-sale | |
| December 31, 2022 | | |
| Due in one year or less | $ 105 | $ 105 |
| Due from one to five years | 4,868 | 4,493 |
| Due from five to ten years | 21,099 | 18,993 |
| Due over ten years | 266,405 | 213,189 |
| Collateralized mortgage obligations and residential mortgage-backed securities | 163,000 | 134,116 |
| Total | $ 455,477 | $ 370,896 |

Sales of available-for-sale securities were as follows:

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| | (Dollars in thousands) | |
| Proceeds | $ 53,953 | $ 43,756 |
| Gross gains | 733 | 2,010 |
| Gross losses | (71) | (23) |

The tax provisions related to these net realized gains were approximately $157 thousand for 2022 and $417 thousand for 2021.

Accumulated other comprehensive income/(loss) balances, net of tax, related to available-for-sale securities, were as follows:

| | (Dollars in thousands) Unrealized gain/(loss) |
|---|---|
| Ending balance, December 31, 2020 | $ 10,441 |
| Current period change | (6,165) |
| Ending balance, December 31, 2021 | $ 4,276 |

| | (Dollars in thousands) Unrealized gain/(loss) |
|---|---|
| Ending balance, December 31, 2021 | $ 4,276 |
| Current period change | (68,576) |
| Ending balance, December 31, 2022 | $ (64,300) |

Securities with carrying values of approximately $223.7 million and $39.5 million were pledged as of December 31, 2022 and 2021, respectively, as collateral for repurchase agreements, public funds, and for other purposes as permitted or required by law.

Securities with unrealized losses at December 31, 2022, and 2021, not recognized in income are as follows:

| | Less than 12 months | | 12 months or longer (Dollars in thousands) | | Total | | Percentage of Total Portfolio in Loss Position |
|---|---|---|---|---|---|---|---|
| | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses | |
| December 31, 2022 | | | | | | | |
| U.S. government sponsored entities | $ - | $ - | $ 7,625 | $ (1,258) | $ 7,625 | $ (1,258) | 100.0% |
| Collateralized mortgage obligations and residential mortgage-backed securities | 32,700 | (4,955) | 101,416 | (23,929) | 134,116 | (28,884) | 100.0% |
| Municipal securities | 171,581 | (35,935) | 52,961 | (17,386) | 224,542 | (53,321) | 98.6% |
| Collateralized debt obligations | - | - | 1,048 | (1,125) | 1,048 | (1,125) | 100.0% |
| Total temporarily impaired | $ 204,281 | $ (40,890) | $ 163,050 | $ (43,698) | $ 367,331 | $ (84,588) | 99.0% |
| Number of securities | | 311 | | 135 | | 446 | |

| | Less than 12 months | | 12 months or longer (Dollars in thousands) | | Total | | Percentage of Total Portfolio in Loss Position |
|---|---|---|---|---|---|---|---|
| | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses | |
| December 31, 2021 | | | | | | | |
| U.S. government sponsored entities | $ 8,669 | $ (214) | $ - | $ - | $ 8,669 | $ (214) | 100.0% |
| Collateralized mortgage obligations and residential mortgage-backed securities | 126,373 | (3,175) | 8,109 | (364) | 134,482 | (3,539) | 72.8% |
| Municipal securities | 70,309 | (527) | - | - | 70,309 | (527) | 21.2% |
| Collateralized debt obligations | - | - | 992 | (1,181) | 992 | (1,181) | 100.0% |
| Total temporarily impaired | $ 205,351 | $ (3,916) | $ 9,101 | $ (1,545) | $ 214,452 | $ (5,461) | 40.7% |
| Number of securities | | 133 | | 5 | | 138 | |

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, have undisrupted cash flows, or have been independently evaluated for other-than-temporary impairment and appropriate write downs taken. Management has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is largely due to changes in interest rates and volatility in the securities markets. The fair values are expected to recover as the securities approach maturity.

**NOTE 4** – *Loans Receivable*

Year end loans are summarized below:

*(Dollars in thousands)*

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Loans secured by real estate: | | |
| Residential real estate | $ 484,595 | $ 260,134 |
| Home equity | 38,978 | 34,612 |
| Commercial real estate | 486,431 | 317,145 |
| Construction and land development | 108,926 | 123,822 |
| Multifamily | 251,014 | 61,194 |
| Total loans secured by real estate | 1,369,944 | 796,907 |
| Commercial business | 93,278 | 115,772 |
| Consumer | 918 | 582 |
| Manufactured homes | 34,882 | 37,887 |
| Government | 9,549 | 8,991 |
| Loans receivable | 1,508,571 | 960,139 |
| Add (less): | | |
| Net deferred loan origination costs | 5,083 | 6,810 |
| Undisbursed loan funds | (23) | (229) |
| Loans receivable, net of deferred fees and costs.. | $ 1,513,631 | $ 966,720 |

| (Dollars in thousands) | Beginning Balance | Charge-offs | Recoveries | Provisions | Ending Balance |
|---|---|---|---|---|---|

The Bancorp's activity in the allowance for loan losses, by loan segment, is summarized below for the twelve months ended December 31, 2022:

| Allowance for loan losses: | | | | | |
|---|---|---|---|---|---|
| Residential real estate | $ 2,480 | $ (29) | $ 53 | $ 517 | $ 3,021 |
| Home equity | 357 | - | - | 53 | 410 |
| Commercial real estate | 5,515 | (431) | - | 700 | 5,784 |
| Construction and land development... | 2,119 | - | - | (866) | 1,253 |
| Multifamily | 848 | - | - | 159 | 1,007 |
| Commercial business | 2,009 | (57) | 89 | (676) | 1,365 |
| Consumer | 15 | (91) | 20 | 113 | 57 |
| Manufactured homes | - | - | - | - | - |
| Government | - | - | - | - | - |
| Total | $ 13,343 | $ (608) | $ 162 | $ - | $ 12,897 |

The Bancorp's activity in the allowance for loan losses, by loan segment, is summarized below for the twelve months ended December 31, 2021:

| Allowance for loan losses: | | | | | |
|---|---|---|---|---|---|
| Residential real estate | $ 2,211 | $ (32) | $ 81 | $ 220 | $ 2,480 |
| Home equity | 276 | (1) | 1 | 81 | 357 |
| Commercial real estate | 5,406 | (530) | - | 639 | 5,515 |
| Construction and land development | 1,405 | - | - | 714 | 2,119 |
| Multifamily | 626 | - | - | 222 | 848 |
| Commercial business | 2,508 | (158) | 36 | (377) | 2,009 |
| Consumer | 26 | (29) | 8 | 10 | 15 |
| Manufactured homes | - | - | - | - | - |
| Government | - | - | - | - | - |
| Total | $ 12,458 | $ (750) | $ 126 | $ 1,509 | $ 13,343 |

A deferred cost reserve is maintained for the portfolio of manufactured home loans that have been purchased. This reserve is available for use for manufactured home loan nonperformance and costs associated with nonperformance. If the segment performs in line with expectation, the deferred cost reserve is paid as an origination cost to the third party originator of the loan. The unamortized balance of the deferred cost reserve totaled $4.6 million and $5.8 million as of December 31, 2022 and December 31, 2021, respectively, and is included in net deferred loan origination fees and costs.

| (Dollars in thousands) | Individually evaluated for impairment reserves | Collectively evaluated for impairment reserves | Loan receivables | Individually evaluated for impairment | Purchased credit impaired individually evaluated for impairment | Collectively evaluated for impairment |
|---|---|---|---|---|---|---|

The Bancorp's allowance for loan losses impairment evaluation and loan receivables are summarized below at December 31, 2022:

| | | | | | | |
|---|---|---|---|---|---|---|
| Residential real estate | $ 24 | $ 2,997 | $ 484,595 | $ 1,518 | $ 988 | $ 482,089 |
| Home equity | 3 | 407 | 38,978 | 294 | 125 | 38,559 |
| Commercial real estate | 13 | 5,771 | 486,431 | 2,392 | 2,935 | 481,104 |
| Construction and land development... | - | 1,253 | 108,926 | - | - | 108,926 |
| Multifamily | - | 1,007 | 251,014 | 6,739 | 382 | 243,893 |
| Commercial business | 297 | 1,068 | 93,278 | 1,758 | 953 | 90,567 |
| Consumer | - | 57 | 918 | - | 17 | 901 |
| Manufactured homes | - | - | 34,882 | - | - | 34,882 |
| Government | - | - | 9,549 | - | - | 9,549 |
| Total | $ 337 | $ 12,560 | $ 1,508,571 | $ 12,701 | $ 5,400 | $ 1,490,470 |

The Bancorp's allowance for loan losses impairment evaluation and loan receivables are summarized below at December 31, 2021:

| | | | | | | |
|---|---|---|---|---|---|---|
| Residential real estate | $ 17 | $ 2,463 | $ 260,134 | $ 755 | $ 1,016 | $ 258,363 |
| Home equity | 4 | 353 | 34,612 | 147 | 137 | 34,328 |
| Commercial real estate | 386 | 5,129 | 317,145 | 1,600 | - | 315,545 |
| Construction and land development | - | 2,119 | 123,822 | - | - | 123,822 |
| Multifamily | - | 848 | 61,194 | - | 556 | 60,638 |
| Commercial business | 277 | 1,732 | 115,772 | 524 | 1,073 | 114,175 |
| Consumer | - | 15 | 582 | - | - | 582 |
| Manufactured homes | - | - | 37,887 | - | - | 37,887 |
| Government | - | - | 8,991 | - | - | 8,991 |
| Total | $ 684 | $ 12,659 | $ 960,139 | $ 3,026 | $ 2,782 | $ 954,331 |

The Bancorp's credit quality indicators are summarized below at December 31, 2022 and December 31, 2021:

| | Credit Exposure - Credit Risk Portfolio By Creditworthiness Category | | | |
| | December 31, 2022 | | | |
| (Dollars in thousands) | 1-6 | 7 | 8 | |
| Loan Segment | Pass | Special mention | Substandard | Total |
| --- | --- | --- | --- | --- |
| Residential real estate | $ 477,222 | $ 1,338 | $ 6,035 | $ 484,595 |
| Home equity | 37,981 | 385 | 612 | 38,978 |
| Commercial real estate | 474,055 | 4,955 | 7,421 | 486,431 |
| Construction and land development | 106,580 | 2,346 | - | 108,926 |
| Multifamily | 242,091 | 1,859 | 7,064 | 251,014 |
| Commercial business | 90,694 | 703 | 1,881 | 93,278 |
| Consumer | 918 | - | - | 918 |
| Manufactured homes | 34,882 | - | - | 34,882 |
| Government | 9,549 | - | - | 9,549 |
| Total | $ 1,473,972 | $ 11,586 | $ 23,013 | $ 1,508,571 |

| | December 31, 2021 | | | |
| (Dollars in thousands) | 1-6 | 7 | 8 | |
| Loan Segment | Pass | Special mention | Substandard | Total |
| --- | --- | --- | --- | --- |
| Residential real estate | $ 253,472 | $ 2,940 | $ 3,722 | $ 260,134 |
| Home equity | 33,565 | 415 | 632 | 34,612 |
| Commercial real estate | 301,572 | 12,011 | 3,562 | 317,145 |
| Construction and land development | 120,192 | 3,630 | - | 123,822 |
| Multifamily | 60,657 | 153 | 384 | 61,194 |
| Commercial business | 113,470 | 1,915 | 387 | 115,772 |
| Consumer | 582 | - | - | 582 |
| Manufactured homes | 37,828 | 59 | - | 37,887 |
| Government | 8,991 | - | - | 8,991 |
| Total | $ 930,329 | $ 21,123 | $ 8,687 | $ 960,139 |

The Bancorp has established a standard loan grading system to assist management, lenders and review personnel in their analysis and supervision of the loan portfolio. The use and application of these grades by the Bancorp is uniform and conforms to regulatory definitions. During the year, the Bancorp reassessed its risk ratings, and while the credit quality indicators have not change the naming conventions have. The loan grading system is as follows:

1 – Superior Quality
Loans in this category are substantially risk free. Loans fully collateralized by a Bank certificate of deposit or Bank deposits with a hold are substantially risk free.

2 – Excellent Quality
The borrower generates excellent and consistent cash flow for debt coverage, excellent average credit scores, excellent liquidity and net worth and are reputable operators with over 15 years experience. Current and debt to tangible net worth ratios are excellent. Loan to value is substantially below policy and collateral condition is excellent.

3 – Great Quality
The borrower generates more than sufficient cash flow to fund debt service and cash flow is improving. Average credit scores are very strong. Operators are reputable with significant years of experience. Liquidity, net worth, current and debt to tangible net worth ratios are very strong. Loan to value is significantly below policy and collateral condition is significantly above average.

4 – Above Average Quality
The borrower generates more than sufficient cash flow to fund debt service but cash flow trends may be stable or slightly declining. Average credit scores are strong. The borrower is a reputable operator with many years of experience. Liquidity, net worth, current and debt to tangible net worth ratios are strong. Loan to value is below policy and collateral condition is above average.

5 – Average Quality
Borrowers are considered creditworthy and can repay the debt in the normal course of business, however, cash flow trends may be inconsistent or fluctuating. Average credit scores are satisfactory and years of experience is acceptable. Liquidity and net worth are satisfactory. Current and debt to tangible net worth ratios are average. Loan to value is slightly below policy and the collateral condition is slightly above average.

6 – Pass
Borrowers are considered credit worthy but financial condition may show signs of weakness due to internal or external factors. Cash flow trends may be declining annually. Average credit scores may be low but remain acceptable. Borrower has limited years of experience. Liquidity, net worth, current and debt to tangible net worth ratios are below average. Loan to value is nearing policy limits and collateral condition is average.

7 – Special Mention
A special mention asset has identified weaknesses that deserve Management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. There is still adequate protection by the current sound worth and paying capacity of the obligor or of the collateral pledged. The Special Mention rating is viewed as transitional and will be monitored closely.

Loans in this category may exhibit some of the following risk factors. Cash flow trends may be consistently declining or may be questionable. Debt coverage ratios may be at or near 1:1. Average credit scores may be very weak or the borrower may have minimal years of experience. Liquidity, net worth, current and debt to tangible net worth ratios may be very weak. Loan to value may be at policy limits or may exceed policy limits. Collateral condition may be below average.

8 – Substandard

This classification consists of loans which are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. Financial statements normally reveal some or all of the following: poor trends, lack of earnings and cash flow, excessive debt, lack of liquidity, and the absence of creditor protection. Loans are still considered collectible, but due to increased risks and defined weaknesses of the credit, some loss could be incurred in collection if the deficiencies are not corrected.

9 – Doubtful

Such loans have been placed on nonaccrual status and may be heavily dependent upon collateral possessing a value that is difficult to determine or based upon some near-term event which lacks clear certainty. These loans have all of the weaknesses of those classified as Substandard; however, based on existing conditions, these weaknesses make full collection of the principal balance highly improbable.

10 – Loss

Loans that are considered uncollectible and of such little value that continuing to carry them as assets is not warranted.

Performing loans are loans that are paying as agreed and are approximately less than ninety days past due on payments of interest and principal.

During the twelve months ending December 31, 2022, nine residential real estate loans to nine customers totaling $743 thousand were modified to include deferral of principal or interest resulting in troubled debt restructuring classification. Two home equity loans to two customers totaling $189 thousand were modified to include deferral of principal or interest resulting in troubled debt restructuring classification. One commercial real estate loan totaling $1.4 million was provided a short-term renewal resulting in troubled debt restructuring classification. No trouble debt restructuring loans had subsequently defaulted during the twelve months ending December 31, 2022.

During the twelve months ending December 31, 2021, three residential real estate loans to three customers totaling $203 thousand were modified to include deferral of principal or interest resulting in troubled debt restructuring classification. One commercial business loan totaling $601 thousand was provided a short-term renewal and a pending long term restructure resulting in troubled debt restructuring classification. One residential real estate trouble debt restructuring loan totaling $37 thousand had subsequently defaulted during the twelve months ending December 31, 2022.

As of December 31, 2022, one residential real estate loan in the process of foreclosure totaling $32 thousand. The Bancorp was not in the process of foreclosing on any residential real estate loan as of December 31, 2021.

All of the loans classified as troubled debt restructurings are also considered impaired. The valuation basis for the Bancorp's troubled debt restructurings is based on the present value of cash flows, unless consistent cash flows are not present, then the fair value of the collateral securing the loan is the basis for valuation.

The Bancorp's individually evaluated impaired loans are summarized below:

| (Dollars in thousands) (unaudited) | As of December 31, 2022 | | | | | For the twelve months ended December 31, 2022 | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Recorded Investment | | Unpaid Principal Balance | | Related Allowance | | Average Recorded Investment | | Interest Income Recognized |
| **With no related allowance recorded:** | | | | | | | | | |
| Residential real estate | $ | 2,255 | $ | 3,711 | $ | - | $ | 2,528 | $ | 202 |
| Home equity | | 399 | | 416 | | - | | 253 | | 12 |
| Commercial real estate | | 5,314 | | 5,406 | | - | | 3,409 | | 205 |
| Construction and land development. | | - | | - | | - | | 344 | | - |
| Multifamily | | 7,121 | | 7,163 | | - | | 3,387 | | 16 |
| Commercial business | | 2,278 | | 2,392 | | - | | 1,365 | | 76 |
| Consumer | | 17 | | 17 | | - | | 15 | | - |
| Manufactured homes | | - | | - | | - | | - | | - |
| Government | | - | | - | | - | | - | | - |
| | | | | | | | | | |
| **With an allowance recorded:** | | | | | | | | | |
| Residential real estate | $ | 251 | $ | 276 | $ | 24 | $ | 194 | $ | 5 |
| Home equity | | 20 | | 20 | | 3 | | 21 | | 1 |
| Commercial real estate | | 13 | | 14 | | 13 | | 678 | | - |
| Construction and land development. | | - | | - | | - | | - | | - |
| Multifamily | | - | | - | | - | | - | | - |
| Commercial business | | 433 | | 561 | | 297 | | 352 | | 13 |
| Consumer | | - | | - | | - | | - | | - |
| Manufactured homes | | - | | - | | - | | - | | - |
| Government | | - | | - | | - | | - | | - |
| | | | | | | | | | |
| **Total:** | | | | | | | | | |
| Residential real estate | $ | 2,506 | $ | 3,987 | $ | 24 | $ | 2,722 | $ | 207 |
| Home equity | $ | 419 | $ | 436 | $ | 3 | $ | 274 | $ | 13 |
| Commercial real estate | $ | 5,327 | $ | 5,420 | $ | 13 | $ | 4,087 | $ | 205 |
| Construction & land development | $ | - | $ | - | $ | - | $ | 344 | $ | - |
| Multifamily | $ | 7,121 | $ | 7,163 | $ | - | $ | 3,387 | $ | 16 |
| Commercial business | $ | 2,711 | $ | 2,953 | $ | 297 | $ | 1,717 | $ | 89 |
| Consumer | $ | 17 | $ | 17 | $ | - | $ | 15 | $ | - |
| Manufactured homes | $ | - | $ | - | $ | - | $ | - | $ | - |
| Government | $ | - | $ | - | $ | - | $ | - | $ | - |

| (Dollars in thousands) | As of December 31, 2021 | | | For the twelve months ended December 31, 2021 | |
| --- | --- | --- | --- | --- | --- |
| | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
| **With no related allowance recorded:** | | | | | |
| Residential real estate | $ 1,683 | $ 3,017 | $ - | $ 1,689 | $ 113 |
| Home equity | 262 | 275 | - | 298 | 12 |
| Commercial real estate | 765 | 765 | - | 1,167 | 43 |
| Construction & land development | - | - | - | - | - |
| Multifamily | 556 | 647 | - | 629 | 31 |
| Commercial business | 1,205 | 1,324 | - | 1,369 | 52 |
| Consumer | - | - | - | - | - |
| Manufactured homes | - | - | - | - | - |
| Government | - | - | - | - | - |
| | | | | | |
| **With an allowance recorded:** | | | | | |
| Residential real estate | $ 88 | $ 88 | $ 17 | $ 145 | $ 2 |
| Home equity | 22 | 22 | 4 | 18 | 1 |
| Commercial real estate | 835 | 835 | 386 | 4,727 | 225 |
| Construction & land development | - | - | - | - | - |
| Multifamily | - | - | - | - | - |
| Commercial business | 392 | 392 | 277 | 637 | 24 |
| Consumer | - | - | - | - | - |
| Manufactured homes | - | - | - | - | - |
| Government | - | - | - | - | - |
| | | | | | |
| **Total:** | | | | | |
| Residential real estate | $ 1,771 | $ 3,105 | $ 17 | $ 1,834 | $ 115 |
| Home equity | $ 284 | $ 297 | $ 4 | $ 316 | $ 13 |
| Commercial real estate | $ 1,600 | $ 1,600 | $ 386 | $ 5,894 | $ 268 |
| Construction & land development | $ - | $ - | $ - | $ - | $ - |
| Multifamily | $ 556 | $ 647 | $ - | $ 629 | $ 31 |
| Commercial business | $ 1,597 | $ 1,716 | $ 277 | $ 2,006 | $ 76 |
| Consumer | $ - | $ - | $ - | $ - | $ - |
| Manufactured homes | $ - | $ - | $ - | $ - | $ - |
| Government | $ - | $ - | $ - | $ - | $ - |

The Bancorp's age analysis of past due loans is summarized below:

| (Dollars in thousands) | 30-59 Days Past Due | 60-89 Days Past Due | Greater Than 90 Days Past Due | Total Past Due | Current | Total Loans | Recorded Investments Greater than 90 Days Past Due and Accruing |
|---|---|---|---|---|---|---|---|
| **December 31, 2022** | | | | | | | |
| Residential real estate | $ 3,758 | $ 2,520 | $ 2,309 | $ 8,587 | $ 476,008 | $ 484,595 | $ 166 |
| Home equity | 315 | 42 | 162 | 519 | 38,459 | 38,978 | - |
| Commercial real estate | 1,399 | 150 | 1,817 | 3,366 | 483,065 | 486,431 | - |
| Construction and land development. | 2,673 | - | - | 2,673 | 106,253 | 108,926 | - |
| Multifamily | 1,724 | 616 | 1,004 | 3,344 | 247,670 | 251,014 | - |
| Commercial business | 1,775 | - | 529 | 2,304 | 90,974 | 93,278 | - |
| Consumer | 3 | - | - | 3 | 915 | 918 | - |
| Manufactured homes | 601 | 256 | 82 | 939 | 33,943 | 34,882 | 82 |
| Government | - | - | - | - | 9,549 | 9,549 | - |
| Total | $ 12,248 | $ 3,584 | $ 5,903 | $ 21,735 | $ 1,486,836 | $ 1,508,571 | $ 248 |
| | | | | | | | |
| **December 31, 2021** | | | | | | | |
| Residential real estate | $ 2,507 | $ 824 | $ 2,142 | $ 5,473 | $ 254,661 | $ 260,134 | $ 31 |
| Home equity | 169 | 67 | 565 | 801 | 33,811 | 34,612 | 34 |
| Commercial real estate | 231 | 1,960 | 944 | 3,135 | 314,010 | 317,145 | 91 |
| Construction and land development. | 5,148 | 283 | - | 5,431 | 118,391 | 123,822 | - |
| Multifamily | - | - | 109 | 109 | 61,085 | 61,194 | - |
| Commercial business | 573 | 1,594 | 242 | 2,409 | 113,363 | 115,772 | 49 |
| Consumer | - | 3 | - | 3 | 579 | 582 | - |
| Manufactured homes | 633 | 171 | - | 804 | 37,083 | 37,887 | - |
| Government | - | - | - | - | 8,991 | 8,991 | - |
| Total | $ 9,261 | $ 4,902 | $ 4,002 | $ 18,165 | $ 941,974 | $ 960,139 | $ 205 |

The Bancorp's loans on nonaccrual status are summarized below:

*(Dollars in thousands)*

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Residential real estate | $ 5,347 | $ 4,651 |
| Home equity | 594 | 623 |
| Commercial real estate | 3,242 | 940 |
| Construction and land development. | - | - |
| Multifamily | 7,064 | 455 |
| Commercial business | 1,881 | 387 |
| Consumer | - | - |
| Manufactured homes | - | - |
| Government | - | - |
| Total | $ 18,128 | $ 7,056 |

As a result of acquisition activity, the Bancorp acquired loans for which there was evidence of credit quality deterioration since origination and it was determined that it was probable that the Bancorp would be unable to collect all contractually required principal and interest payments. At December 31, 2022, total purchased credit impaired loans with unpaid principal balances totaled $6.9 million with a recorded investment of $5.4 million. At December 31, 2021, purchased credit impaired loans with unpaid principal balances totaled $4.2 million with a recorded investment of $2.8 million.

As part of the fair value of loans receivable, there was a net fair value discount for loans acquired of $5.5 million at December 31, 2022, compared to $1.1 million at December 31, 2021. Total unpaid principal balances of acquired non-impaired loans with remaining fair value discount totaled $347.7 million and $72.5 million as of December 31, 2022, and December 31, 2021, respectively.

Accretable yield, or income recorded for the three months ended September 30, is as follows:

| (dollars in thousands) | | Total |
|---|---|---|
| 2021 | $ | 960 |
| 2022 | | 1,010 |

Accretable yield, or income expected to be recorded in the future is as follows:

| (dollars in thousands) | Total |
|---|---|
| 2023 | 541 |
| 2024 | 605 |
| 2025 | 511 |
| 2026 | 342 |
| 2027 and thereafter | 3,494 |
| Total | $ 5,493 |

## Note 5 – *Premises and Equipment, Net*

At year end, premises and equipment are summarized as follows:

| | | (Dollars in thousands) | | |
|---|---|---|---|---|
| | | 2022 | | 2021 |
| Cost: | | | | |
| Land | $ | 11,773 | $ | 8,933 |
| Buildings and improvements | | 40,753 | | 35,837 |
| Furniture and equipment | | 19,434 | | 18,724 |
| Total cost | | 71,960 | | 63,494 |
| Less accumulated depreciation | | (31,748) | | (32,109) |
| Premises and equipment, net | $ | 40,212 | $ | 31,385 |

Depreciation expense was approximately $3.0 million and $2.5 million for 2022 and 2021, respectively.

During 2022, three branches were closed and transferred to assets held for sale with a carrying balance of $1.8 million as of December 31, 2022, there were no assets held for sale as of December 31, 2021. During the year ended December 31, 2022, impairment losses of $1.2 million were recognized on premises and are reflected in other non-interest expense. Branches owned by the Company and actively marketed for sale are transferred to assets held for sale based on the lower of carrying value or fair value, less estimated costs to sell.

## Note 6 – *Goodwill and Other Intangible Assets*

| (Dollars in thousands) | | 2022 | | 2021 |
|---|---|---|---|---|
| Goodwill balance January 1, | $ | 11,109 | $ | 11,109 |
| Goodwill acquired - Royal Financial | | 11,286 | | - |
| Goodwill balance December 31, | $ | 22,395 | $ | 11,109 |

During the year ended December 31, 2022, there was remeasurement of goodwill related to the RYFL acquisition reducing the balance by $378 thousand, see Note 2 – Acquisition Activity for more detail on the remeasurement. Goodwill is tested annually for impairment. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. The Bancorp's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of the Bancorp to provide quality, cost effective banking services in a competitive marketplace. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. There has not been any impairment of goodwill identified or recorded.

In addition to goodwill, a core deposit intangible was established with the acquisition of RYFL and from previous acquisitions. The Bancorp had core deposit intangible balances of $4.8 million and $3.1 million as of December 31, 2022, and December 31, 2021, respectively. The table below summarizes the annual amortization:

The amortization recorded for the twelve months ended December 31, is as follows:

| (dollars in thousands) | Total | |
|---|---|---|
| 2021 | $ | 994 |
| 2022 | $ | 1,552 |

Amortization to be recorded in future periods, is as follows:

| (dollars in thousands | Total | |
|---|---|---|
| 2023 | $ | 1,522 |
| 2024 | | 1,411 |
| 2025 | | 688 |
| 2026 | | 360 |
| 2027 | | 294 |
| Thereafter | | 519 |
| Total | $ | 4,794 |

For the RYFL acquisition, as part of the fair value of certificates of deposit, a fair value premium was established of $1.0 million. Approximately $541 thousand of amortization was taken as income during the year ended December 31, 2022. It is estimated amortization to be recorded in future periods is as follows; $217 thousand in 2023, $124 thousand in 2024, $72 thousand in 2025, and $55 thousand thereafter.

**Note 7 – _Income Taxes_**

At year-end, components of income tax expense consist of the following:

| | (Dollars in thousands) | | | |
|---|---|---|---|---|
| | | 2022 | | 2021 |
| Federal: | | | | |
| Current | $ | (169) | $ | 1,021 |
| Deferred | | 1,074 | | 154 |
| State: | | | | |
| Current | | 460 | | 256 |
| Deferred, net of valuation allowance | | 113 | | (17) |
| Income tax expense | $ | 1,478 | $ | 1,414 |

Effective tax rates differ from the federal statutory rate of 21% for 2022 and 2021 applied to income before income taxes due to the following:

| | (Dollars in thousands) | | | |
|---|---|---|---|---|
| | | 2022 | | 2021 |
| Federal statutory rate | | 21% | | 21% |
| Tax expense at statutory rate | $ | 3,477 | $ | 3,439 |
| State tax, net of federal effect | | 453 | | 189 |
| Tax exempt income | | (1,419) | | (1,297) |
| Bank owned life insurance | | (153) | | (150) |
| Captive insurance | | (282) | | (212) |
| Tax credit investments | | (494) | | (415) |
| Non-deductible transaction costs | | 98 | | - |
| Other | | (202) | | (140) |
| Total income tax expense | $ | 1,478 | $ | 1,414 |

At December 31, the components of the net deferred tax asset recorded in other assets in the consolidated balance sheets are as follows:

| | | 2022 | | 2021 |
|---|---|---|---|---|
| | | *(Dollars in thousands)* | | |
| Deferred tax assets: | | | | |
| Bad debts | $ | 3,346 | $ | 3,385 |
| Deferred compensation | | 361 | | 352 |
| Unrealized depreciation on securities available-for-sale, net | | 20,280 | | - |
| Net operating loss | | 7,010 | | 2,238 |
| Tax credits | | 52 | | 73 |
| Nonaccrual loan interest income | | 288 | | 244 |
| Share based compensation | | 339 | | 255 |
| Unqualified deferred compensation plan | | 65 | | 61 |
| Other-than-temporary impairment | | 42 | | 39 |
| Accrued vacation | | 55 | | 56 |
| Purchase accounting | | 364 | | - |
| Nondeductible transaction costs | | - | | 74 |
| Deferred loan costs, net of fees | | 339 | | 288 |
| Other | | 190 | | 92 |
| Total deferred tax assets | | 32,731 | | 7,157 |
| | | | | |
| Deferred tax liabilities: | | | | |
| Depreciation | | (1,322) | | (1,134) |
| Prepaids | | (637) | | (510) |
| Mortgage servicing rights | | (295) | | (289) |
| Deferred stock dividends | | (121) | | (100) |
| Goodwill | | (533) | | (317) |
| Unrealized appreciation on securities available-for-sale, net | | - | | (1,129) |
| Purchase accounting | | - | | (391) |
| Partnership | | (366) | | (311) |
| Other | | (213) | | (119) |
| Total deferred tax liabilities | | (3,487) | | (4,300) |
| Valuation allowance | | - | | (12) |
| Net deferred tax asset | $ | 29,244 | $ | 2,845 |

At December 31, 2022, the Bancorp has Indiana net operating loss carry forwards of approximately $222 thousand which will begin to expire in 2037 if not used. The Bancorp also has a state tax credit carry forward of approximately $66 thousand which expire from 2023 to 2032. Management has concluded that the state net operating losses will be fully utilized and therefore no valuation allowance is necessary on the state net operating loss. Management also believes that the state tax credit carryforward is expected to be utilized before expiration. No valuation allowance remains on any state tax credit carryforward which expire after 2022.

The Bancorp acquired $3.3 million of federal net operating loss carryforwards and $7.2 million of Illinois net operating loss carryforwards with the acquisition of First Personal Financial Corp during 2018 of which $2.2 million of the federal losses expire in years ranging from 2029 to 2035, $1.1 million of the federal losses do not expire, and the Illinois losses expire in years ranging from 2028 to 2036 Under Section 382 of the Internal Revenue Code, the annual limitation on the use of the federal losses is $362 thousand for First Personal while there is no limitation on the use of the Illinois losses. Management has determined that all of the losses are more likely than not to be utilized before expiration.

The Bancorp acquired $7.2 million of federal net operating loss carryforwards and $11.4 million of Illinois net operating loss carryforwards with the acquisition of AJS Bancorp Inc. during 2019 of which $3.6 million of the federal losses expire in years ranging from 2029 to 2034, $3.6 million of the federal losses do not expire, and the Illinois losses expire in years ranging from 2028 to 2037. Under Section 382 of the Internal Revenue Code, the annual limitation on the use of the federal losses is $834 thousand for AJS, while there is no limitation on the use of the Illinois losses. Management has determined that all of the losses are more likely than not to be utilized before expiration.

The Bancorp acquired $2.5 million of federal net operating loss carryforwards and $57.4 million of Illinois net operating loss carryforwards with the acquisition of Royal Financial, Inc. during 2022 of which $1.9 million of the federal losses expire in years ranging from 2030 to 2036, $623 thousand of the federal losses do not expire, and the Illinois losses expire in 2035. Under Section 382 of the Internal Revenue Code, the annual limitation on the use of the federal losses is $822 thousand for Royal, while there is no limitation on the use of the Illinois losses. Management has determined that all of the losses are more likely than not to be utilized before expiration.

At December 31, 2022 $8.2 million of the federal loss carryforwards, $68.2 million of the Illinois loss carryforward remain and $222 thousand of Indiana loss carryforwards remain; the benefit of which is reflected in deferred tax assets.

The Bancorp qualified under provisions of the Internal Revenue Code, to deduct from taxable income a provision for bad debts in excess of the provision for such losses charged to income in the financial statements, if any. Accordingly, retained earnings at December 31, 2022, and 2021, includes, approximately $14.5 million and $8.4 million, respectively, for which no provision for federal income taxes has been made. If, in the future this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rate. The unrecorded deferred income tax liability on the above amounts was approximately $3.0 million and $1.8 million at both December 31, 2022, and 2021, respectively.

The Bancorp had no unrecognized tax benefits at any time during 2022 or 2021 and does not anticipate any significant increase or decrease in unrecognized tax benefits during 2022. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Bancorp's policy to record such accruals through income tax accounts; no such accruals existed at any time during 2022 or 2021.

The Bancorp and its subsidiaries are subject to US Federal income tax as well as income tax of the states of Indiana and Illinois. The Bancorp is no longer subject to examination by taxing authorities for the years before 2019.


**Note 8 – *Deposits***

The aggregate amount of retail and brokered certificates of deposit with a balance of $250 thousand or more was approximately $93.6 million at December 31, 2022 and $36.9 million at December 31, 2021.

At December 31, 2022, scheduled maturities of retail and brokered certificates of deposit were as follows:

| | | Retail | | Brokered | | Total |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| 2023 | $ | 258,266 | $ | 10,000 | $ | 268,266 |
| 2024 | | 48,013 | | 10,000 | | 58,013 |
| 2025 | | 10,815 | | 20,000 | | 30,815 |
| 2026 | | 2,558 | | - | | 2,558 |
| 2027 | | 3,151 | | - | | 3,151 |
| Thereafter | | 315 | | - | | 315 |
| Total | $ | 323,118 | $ | 40,000 | $ | 363,118 |

The Bancorp's end-of-period deposit portfolio balances were as follows:

| (Dollars in thousands) | December 31, 2022 Balance | | December 31, 2021 Balance | |
|---|---|---|---|---|
| Checking | $ | 755,377 | $ | 629,038 |
| Savings | | 402,365 | | 293,976 |
| Money market | | 254,157 | | 271,970 |
| Certificates of deposit | | 363,118 | | 239,217 |
| Total deposits | $ | 1,775,017 | $ | 1,434,201 |

As of December 31, 2022, and 2021, approximately $516.1 million and $452.0 million, respectively, of our deposit portfolio was uninsured.

## Note 9 – *Borrowed Funds*

At December 31, 2022, and December 31, 2021, borrowed funds and their outstanding rates are summarized below:

| | (Dollars in thousands) | | | |
|---|---|---|---|---|
| | December 31, 2022 | | December 31, 2021 | |
| Fixed rate advances from the FHLB with outstanding rates of 4.30% as of December 31, 2022 | $ | 120,000 | $ | - |
| Total | $ | 120,000 | $ | - |

At December 31, 2022, scheduled maturities of borrowed funds were as follows:

| | (Dollars in thousands) |
|---|---|
| 2023 | 120,000 |
| Total | $ 120,000 |

Fixed rate advances are payable at maturity, with a prepayment penalty. The advances were collateralized by mortgage loans with a carrying value totaling approximately $842.0 million at December 31, 2022. In addition to the fixed rate advances, the Bank maintains a $25.0 million line of credit with the Federal Home Loan Bank of Indianapolis. The Bank did not have a balance on the line of credit at December 31, 2022 or December 31, 2021. The Bank did not have other borrowings at December 31, 2022, or December 31, 2021.

At December 31, 2022, the Bank had available approximately $658.0 million in credit lines with various money center banks, including the FHLB and Federal Reserve.

Repurchase agreements generally mature within one year and are secured by U.S. government and U.S. agency securities, under the Bank's control. At December 31, information concerning these retail repurchase agreements is summarized below:

|  | (Dollars in thousands) | |
|---|---|---|
|  | 2022 | 2021 |
| Ending balance | $ 15,503 | $ 14,581 |
| Average balance during the year | 20,649 | 17,789 |
| Maximum month-end balance during the year | 28,328 | 24,514 |
| Securities underlying the agreements at year end: |  |  |
|   Carrying value | 32,660 | 14,885 |
|   Fair value | 32,660 | 14,885 |
| Average interest rate during the year | 0.94% | 0.26% |
| Average interest rate at year end | 2.43% | 0.26% |

**Note 10** – *Employees' Benefit Plans*

The Bancorp maintains an Employees' Savings and Profit Sharing Plan and Trust for all employees who meet the plan qualifications. Employees are eligible to participate in the Employees' Savings and Profit Sharing Plan and Trust on the next January 1 or July 1 following the completion of one year of employment, attaining age 18, and completion of 1,000 hours of service. The Employees' Savings Plan feature allows employees to make pre-tax contributions to the Employees' Savings Plan of 1% to 50% of Plan Salary, subject to limitations imposed by Internal Revenue Code section 401(k). Employees are able to begin deferring effective the first of the month following 90 days of employment. The Profit Sharing Plan and Trust feature is non-contributory on the part of the employee. Contributions to the Employees' Profit Sharing Plan and Trust are made at the discretion of the Bancorp's Board of Directors. Contributions for the years ended December 31, 2022, and 2021, were based on 3% of the participants' total compensation, excluding incentives, respectively. Profit sharing contributions made by the Bank and earnings credited to the employee's account vest on the following schedule: two years of service, 40% of contributions and earnings; three years of service, 60% of contributions and earnings; four years of service, 80% of contributions and earnings; and five years of service, 100% of contributions and earnings. Participants also become 100% vested in the employer contributions and accrued earnings in their account upon their death, approved disability, or attainment of age 65 while employed at the Bank. The benefit plan expense amounted to approximately $519 thousand for 2022 and $439 thousand for 2021.

The Bancorp maintains an Unqualified Deferred Compensation Plan (the "UDC Plan"). The purpose of the UDC Plan is to provide deferred compensation to key senior management employees of the Bancorp in order to recognize their substantial contributions to the Bank and provide them with additional financial security as inducement to remain with the Bank. The Compensation Committee selects which persons shall be participants in the UDC Plan. Participants' accounts are credited each year with an amount based on a formula involving the participant's employer funded contributions under all qualified plans and the limitations imposed by Internal Revenue Code subsection 401(a)(17) and Code section 415. The unqualified deferred compensation plan liability at December 31, 2022 and 2021 was approximately $251 thousand and $242 thousand, respectively. The UDC Plan expense amounted to approximately $4 thousand for 2022 and $3 thousand for 2021.

Directors have deferred some of their fees in consideration of future payments. Fee deferrals, including interest, totaled approximately $53 thousand and $74 thousand for 2022 and 2021, respectively. The deferred fee liability at December 31, 2022 and 2021 was approximately $1.4 million.

**Note 11** – *Stock Based Compensation*

The Bancorp's 2015 Stock Option and Incentive Plan (the "Incentive Plan"), which was adopted by the Bancorp's Board of Directors on February 17, 2015 and approved by the Bancorp's shareholders on April 24, 2015, permits the grant of equity awards for up to 250,000 shares of common stock. Awards granted under the Incentive Plan may be in the form of incentive stock options, non-qualified stock options, restricted stock, unrestricted stock, performance shares, or performance units. The purposes of the Plan are (i) to align the personal interests of plan participants with those of the shareholders of the Bancorp, (ii) to encourage key individuals to accept or continue employment or service with the Bancorp and its subsidiaries, and (iii) to furnish incentives to such key individuals to improve operations and increase profits by providing such key individuals the opportunity to acquire common stock of the Bancorp or to receive monetary payments based on the value of such common stock.

Restricted stock awards are generally granted with an award price equal to the market price of the Bancorp's common stock on the award date. Restricted stock awards have been issued with a three year cliff-vesting period. Forfeiture provisions exist for personnel that separate employment before the vesting period expires. Compensation expense related to restricted stock awards is recognized over the vesting period. Total compensation cost that has been charged against income for those plans was approximately $741 thousand and $574 thousand for 2022 and 2021, respectively.

When awarded restricted shares vest, employees of the Bank can elect to surrender a portion of their vested shares back to the Bancorp to cover the tax liability of their awards. Shares were surrendered with a total value of $120 thousand and $131 thousand in 2022 and 2021, respectively.

A summary of changes in the Bancorp's non-vested restricted stock for the year ended December 31, 2022, follows:

| Non-vested Shares | Shares | | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Non-vested at January 1, 2022 | 44,235 | $ | 42.33 |
| Granted | 24,555 | | 45.64 |
| Vested | (11,158) | | 41.63 |
| Forfeited | (1,799) | | 44.20 |
| Non-vested at December 31, 2022 | 55,833 | $ | 43.87 |

As of December 31, 2022, there was approximately $1.2 million of total unrecognized compensation cost related to non-vested restricted shares granted under the Incentive Plan. The cost is expected to be recognized over a weighted-average period of 1.3 years.

**Note 12 – *Regulatory Capital***

The Bank is subject to regulatory capital guidelines adopted by the FDIC. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action. Prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2022, and 2021, the most recent regulatory notifications categorized the Bank is well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions by the institution and certain discretionary bonus payments to management if an institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

In addition, the following table shows that, at December 31, 2022, and 2021, the Bank's capital exceeded all applicable regulatory capital requirements. The dollar amounts are in millions.

| (Dollars in millions) | | | | | | | |
| December 31, 2022 | Actual | | Minimum Required For Capital Adequacy Purposes | | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations | | |
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Common equity tier 1 capital to risk-weighted assets | $ 161.3 | 10.1% | $ 71.6 | 4.5% | $ 103.4 | 6.5% |
| Tier 1 capital to risk-weighted assets | $ 161.3 | 10.1% | $ 95.5 | 6.0% | $ 127.3 | 8.0% |
| Total capital to risk-weighted assets | $ 174.2 | 10.9% | $ 127.3 | 8.0% | $ 159.1 | 10.0% |
| Tier 1 capital to adjusted average assets | $ 161.3 | 7.7% | $ 84.3 | 4.0% | $ 105.4 | 5.0% |

| (Dollars in millions) | | | | | | | |
| At December 31, 2021 | Actual | | Minimum Required For Capital Adequacy Purposes | | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations | | |
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Common equity tier 1 capital to risk-weighted assets | $ 133.7 | 12.6% | $ 47.8 | 4.5% | $ 69.0 | 6.5% |
| Tier 1 capital to risk-weighted assets | $ 133.7 | 12.6% | $ 63.7 | 6.0% | $ 85.0 | 8.0% |
| Total capital to risk-weighted assets | $ 147.0 | 13.9% | $ 85.0 | 8.0% | $ 106.2 | 10.0% |
| Tier 1 capital to adjusted average assets | $ 133.7 | 8.4% | $ 64.1 | 4.0% | $ 80.1 | 5.0% |

The Bancorp's ability to pay dividends to its shareholders is entirely dependent upon the Bank's ability to pay dividends to the Bancorp. Under Indiana law, the Bank may pay dividends from its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank's Board of Directors. However, the Bank must obtain the approval of the Indiana Department of Financial Institutions (DFI) if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years. For this purpose, "retained net income," means net income as calculated for call report purposes, less all dividends declared for the applicable period. An exemption from DFI approval would require that the Bank have been assigned a composite uniform financial institutions rating of 1 or 2 as a result of the most recent federal or state examination; the proposed dividend would not result in a Tier 1 leverage ratio below 7.5%; and that the Bank not be subject to any corrective action, supervisory order, supervisory agreement, or board approved operating agreement. The aggregate amount of dividends that may be declared by the Bank in 2022, without the need for qualifying for an exemption or prior DFI approval, is its 2023 net profit. Moreover, the FDIC and the Federal Reserve Board may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank. On November 29, 2022, the Board of Directors of the Bancorp declared a fourth quarter dividend of $0.31 per share. The Bancorp's fourth quarter dividend totaling $1.3 million was paid to shareholders on January 6, 2023.

**Note 13** – *Earnings per Common Share*

Earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding. A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for 2022 and 2021 is presented below.

| (dollars in thousands except per share data) | 2022 | 2021 |
| --- | --- | --- |
| Basic earnings per common share: | | |
| Net income as reported | $ 15,080 | $ 14,963 |
| Weighted average common shares outstanding | 4,176,125 | 3,477,309 |
| Basic earnings per common share | $ 3.61 | $ 4.30 |
| | | |
| Diluted earnings per common share: | | |
| Net income as reported | $ 15,080 | $ 14,963 |
| Weighted average common shares outstanding | 4,176,125 | 3,477,309 |
| Add: Dilutive effect of unvested restricted stock awards | 17,357 | - |
| Weighted average common and dilutive potential common shares outstanding | 4,193,482 | 3,477,309 |
| Diluted earnings per common share | $ 3.60 | $ 4.30 |

**Note 14 – *Related Party Transactions***

The Bancorp had aggregate loans outstanding to directors and executive officers (with individual balances exceeding $120 thousand) of approximately $3.5 million at December 31, 2022, and approximately $3.9 million at December 31, 2021. For the year ended December 31, 2022, the following activity occurred on these loans:

|  | (Dollars in thousands) |
| --- | --- |
| Aggregate balance at the beginning of the year | $ 3,883 |
| New loans | - |
| Repayments | (354) |
| Aggregate balance at the end of the year | $ 3,529 |

Deposits from directors and executive officers totaled approximately $3.7 million and $3.9 million at December 31, 2022, and 2021, respectively.

**Note 15 – *Commitments and Contingencies***

The Bancorp is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments, which include commitments to make loans and standby letters of credit, are not reflected in the accompanying consolidated financial statements. Such financial instruments are recorded when they are funded.

The Bancorp's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to originate loans and standby letters of credit is represented by the contractual amount of those instruments. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bancorp uses the same credit policy to make such commitments as it uses for on-balance sheet items. Since commitments to make loans may expire without being used, the amount does not necessarily represent future cash commitments.

The Bancorp had outstanding commitments to originate loans as follows:

| (Dollars in thousands) | |
| --- | --- |
| December 31, 2022: | |
| Residential real estate | $ 21,983 |
| Home equity | 54,432 |
| Commercial real estate | 14,776 |
| Construction and land development | 46,723 |
| Multifamily | 2,222 |
| Consumer | 29,586 |
| Commercial business | 76,446 |
| Lot | 6,143 |
| Total | $ 252,311 |
| December 31, 2021: | |
| Residential real estate | $ 19,295 |
| Home equity | 49,010 |
| Commercial real estate | 10,778 |
| Construction and land development | 59,308 |
| Multifamily | 1,187 |
| Consumer | 23,422 |
| Commercial business | 61,985 |
| Lot | 9,399 |
| Total | $ 234,384 |

Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. At December 31, 2022, and 2021, the Bancorp had standby letters of credit totaling approximately $13.7 and $12.3 million which are not included in the tables above, respectively. The Bancorp evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bancorp upon extension of credit, is based on management's credit evaluation of the borrower. Collateral obtained may include accounts receivable, inventory, property, land or other assets.

**Note 16** – *Derivative Financial Instruments*

The Bancorp uses derivative financial instruments to help manage exposure to interest rate risk and the effects that changes in interest rates may have on net income and the fair value of assets and liabilities. The Bancorp has certain interest rate derivative positions that are not designated as hedging instruments. Derivative assets and liabilities are recorded at fair value on the Consolidated Balance Sheet and do not take into account the effects of master netting agreements. Master netting agreements allow the Bancorp to settle all derivative contracts held with a single counterparty on a net basis, and to offset net derivative positions with related collateral, where applicable. These derivative positions relate to transactions in which the Bancorp enters into an interest rate swap with a client while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each transaction, the Bancorp agrees to pay interest to the client on a notional amount at a variable interest rate and receive interest from the client on the same notional amount at a fixed interest rate. At the same time, the Bancorp agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the client to effectively convert a variable rate loan to a fixed rate. Because the terms of the swaps with the customers and the other financial institutions offset each other, with the only difference being counterparty credit risk, changes in the fair value of the underlying derivative contracts are not materially different and do not significantly impact the Bancorp's results of operations.

The Bancorp enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (i.e., interest rate lock commitment). The interest rate lock commitments are considered derivatives and are recorded on the accompanying consolidated balance sheets at fair value in accordance with FASB ASC 815, Derivatives and Hedging.

The following table shows the amounts of non-hedging derivative financial instruments:

| | | December 31, 2022 Asset derivatives | | Liability derivatives | |
| | | | | Statement of Financial Condition | |
| (Dollars in thousands) | Statement of Financial Condition classification | Fair value | | classification | Fair value |
|---|---|---|---|---|---|
| Interest rate swap contracts | Other assets | $ | 8,972 | Other liabilties | $ 8,972 |
| Interest rate lock commitments | Other assets | | 38 | N/A | - |
| Total | | $ | 9,010 | | $ 8,972 |

| | | December 31, 2021 Asset derivatives | | Liability derivatives | |
| | | | | Statement of Financial Condition | |
| (Dollars in thousands) | Statement of Financial Condition classification | Fair value | | classification | Fair value |
|---|---|---|---|---|---|
| Interest rate swap contracts | Other assets | $ | 2,686 | Other liabilties | $ 2,686 |
| Interest rate lock commitments | Other assets | | 141 | N/A | - |
| Total | | $ | 2,827 | | $ 2,686 |

The following table shows the amounts included in the Statements of Income for non-hedging derivative financial instruments:

| | | Year-ended | |
| (Dollars in thousands) | Statement of Income Classification | 2022 | 2021 |
|---|---|---|---|
| Interest rate swap contracts | Fees and service charges | $ 267 | $ 379 |
| Interest rate lock commitments | Gain on sale of loans held-for-sale, net | (103) | (233) |
| Total | | $ 164 | $ 146 |

The following table shows the offsetting of financial assets and derivative assets:

| (Dollars in thousands) | Gross Amounts of Recognized Assets | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets Presented in the Statement of Financial Condition | Gross Amounts not Offset in the Statement of Financial Condition | | Net Amount |
|---|---|---|---|---|---|---|
| | | | | Financial Instruments | Cash Collateral Received | |
| December 31, 2022 | | | | | | |
| Interest rate swap contracts | $ 8,972 | $ - | $ 8,972 | $ - | $ - | $ 8,972 |
| Interest rate lock commitments | 38 | - | 38 | - | - | 38 |
| Total | $ 9,010 | $ - | $ 9,010 | $ - | $ - | $ 9,010 |

| (Dollars in thousands) | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Liabilities Presented in the Statement of Financial Condition | Gross Amounts not Offset in the Statement of Financial Condition | | Net Amount |
|---|---|---|---|---|---|---|
| | | | | Financial Instruments | Cash Collateral Received | |
| December 31, 2021 | | | | | | |
| Interest rate swap contracts | $ 2,686 | $ - | $ 2,686 | $ - | $ - | $ 2,686 |
| Interest rate lock commitments | 141 | - | 141 | - | - | 141 |
| Total | $ 2,827 | $ - | $ 2,827 | $ - | $ - | $ 2,827 |

The following table shows the offsetting of financial liabilities and derivative liabilities:

| (Dollars in thousands) | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Liabilities Presented in the Statement of Financial Condition | Gross Amounts not Offset in the Statement of Financial Condition | | Net Amount |
|---|---|---|---|---|---|---|
| | | | | Financial Instruments | Cash Collateral Pledged | |
| December 31, 2022 | | | | | | |
| Interest rate swap contracts | $ 8,972 | $ - | $ 8,972 | $ - | $ 3,930 | $ 5,042 |
| Total | $ 8,972 | $ - | $ 8,972 | $ - | $ 3,930 | $ 5,042 |

| (Dollars in thousands) | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Liabilities Presented in the Statement of Financial Condition | Gross Amounts not Offset in the Statement of Financial Condition | | Net Amount |
|---|---|---|---|---|---|---|
| | | | | Financial Instruments | Cash Collateral Pledged | |
| December 31, 2021 | | | | | | |
| Interest rate swap contracts | $ 2,686 | $ - | $ 2,686 | $ - | $ 3,930 | $ (1,244) |
| Total | $ 2,686 | $ - | $ 2,686 | $ - | $ 3,930 | $ (1,244) |

**Note 17** – *Fair Values of Financial Instruments*

The Fair Value Measurements Topic (the "Topic") establishes a hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Topic describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined on a recurring basis by obtaining quoted prices on nationally recognized securities exchanges or pricing models utilizing significant observable inputs such as matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities. Different judgments and assumptions used in pricing could result in different estimates of value. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy.

At the end of each reporting period, securities held in the investment portfolio are evaluated on an individual security level for other-than-temporary impairment in accordance with the Investments – Debt and Equity Securities Topic. Impairment is other-than-temporary if the decline in the fair value of the security is below its amortized cost and it is probable that all amounts due according to the contractual terms of a debt security will not be received. Significant judgments are required in determining impairment, which include making assumptions regarding the estimated prepayments, loss assumptions and the change in interest rates. The Bancorp considers the following factors when determining other-than-temporary impairment for a security: the length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; an assessment of whether the Bancorp (1) has the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before their anticipated market recovery. If either of these conditions are met, management will recognize other-than-temporary impairment. If, in management's judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.

The Bancorp's management utilizes a specialist to perform an other-than-temporary impairment analysis for each of its two pooled trust preferred securities, with a cost basis of $2.2 million and fair value of $1.0 million as of December 31, 2022. The analysis is performed annually on December 31 and utilizes analytical models used to project future cash flows for the pooled trust preferred securities based on current assumptions for prepayments, default and deferral rates, and recoveries. The projected cash flows are then tested for impairment consistent with the Investments – Other Topic and the Investments – Debt and Equity Securities Topic. The other-than-temporary impairment testing compares the present value of the cash flows from quarter to quarter to determine if there is a "favorable" or "adverse" change. Other-than-temporary impairment is recorded if the projected present value of cash flows is lower than the book value of the security. To perform the annual other-than-temporary impairment analysis, management utilizes current reports issued by the trustee, which contain principal and interest tests, waterfall distributions, note valuations, collection detail and credit ratings for each pooled trust preferred security. In addition, a detailed review of the performing collateral (which consists of banks) was performed. The review of the collateral began with a review of financial information provided by S&P Global Capital IQ, a comprehensive database, widely used in the industry, which gathers financial data on banks from U.S. GAAP financial statements for public companies (annual and quarterly reports on Forms 10-K and 10-Q), as well as regulatory reports for private companies, including consolidated financial statements for bank holding companies (FR Y-9C reports) and parent company-only financial statements for bank holding companies (FR Y-9SP reports) filed with the Federal Reserve and bank call reports filed with the FDIC and OCC. Using the information sources described above, for each bank and thrift examined, the following items were examined: nature of the issuer's business, years of operating history, corporate structure, loan composition and loan concentrations, deposit mix, asset growth rates, geographic footprint and local economic environment. The issuers' historical financial performance was reviewed and their financial ratios were compared to appropriate peer groups of regional banks or thrifts with similar asset sizes. The analysis focused on six broad categories: profitability (revenue streams and earnings quality, return on assets and shareholder's equity, net interest margin and interest rate sensitivity), credit quality (charge-offs and recoveries, non-current loans and total non-performing assets as a percentage of total loans, loan loss reserve coverage and the adequacy of the loan loss provision), operating efficiency (noninterest expense compared to total revenue), capital adequacy (Tier-1, total capital and leverage ratios and equity capital growth), leverage (tangible equity as a percentage of tangible assets, short-term and long-term borrowings and double leverage at the holding company) and liquidity (the nature and availability of funding sources, net non-core funding dependence and quality of deposits). In addition, for publicly traded companies, stock price movements were reviewed and the market price of publicly traded debt instruments was examined. The current other-than-temporary impairment analysis indicated that the Bancorp's two pooled trust preferred securities had no additional other-than-temporary impairment for the years ending December 31, 2022 and 2021.

The table below shows the credit loss roll forward for the Bancorp's pooled trust preferred securities that have been classified with other-than-temporary impairment:

| | (Dollars in thousands) Collateralized debt obligations other-than-temporary impairment |
|---|---|
| Ending balance, December 31, 2021 | $ 173 |
| Additions not previously recognized | - |
| Ending balance, December 31, 2022 | $ 173 |

The Bancorp's subordination for each trust preferred security is calculated by taking the total performing collateral and subtracting the sum of the total collateral within the Bancorp's class and the total collateral within all senior classes, and then stating this result as a percentage of the total performing collateral. This measure is an indicator of the level of collateral that can default before potential cash flow disruptions may occur. In addition, management calculates subordination assuming future collateral defaults by utilizing the default/deferral assumptions in the Bancorp's other-than-temporary impairment analysis. Subordination assuming future default/deferral assumptions is calculated by deducting future defaults from the current performing collateral. At December 31, 2022 and 2021, management reviewed the subordination levels for each security in context of the level of current collateral defaults and deferrals within each security; the potential for additional defaults and deferrals within each security; the length of time that the security has been in "payment in kind" status; and the Bancorp's class position within each security.

Management calculated the other-than-temporary impairment model assumptions based on the specific collateral underlying each individual security. The following assumption methodology was applied consistently to each of the two pooled trust preferred securities: For collateral that has already defaulted, no recovery was assumed; no cash flows were assumed from collateral currently in deferral, with the exception of the recovery assumptions. The default and recovery assumptions were calculated based on the detailed collateral review. The discount rate assumption used in the calculation of the present value of cash flows is based on the discount margin (i.e., credit spread) at the time each security was purchased using the original purchase price. The discount margin is then added to the appropriate 3-month Secured Overnight Financing Rate (SOFR) forward rate obtained from the forward SOFR curve.

At December 31, 2022 and 2021, the trust preferred securities with a cost basis of $2.2 million have been placed in "payment in kind" status. The Bancorp's securities that are classified as "payment in kind" are a result of not receiving the scheduled quarterly interest payments. For the securities in "payment in kind" status, management anticipates to receive the unpaid contractual interest payments from the issuer, because of the self-correcting cash flow waterfall provisions within the structure of the securities. When a tranche senior to the Bancorp's position fails the coverage test, the Bancorp's interest cash flows are paid to the senior tranche and recorded as a reduction of principal. The coverage test represents an over collateralization target by stating the balance of the performing collateral as a percentage of the balance of the Bancorp's tranche, plus the balance of all senior tranches. The principal reduction in the senior tranche continues until the appropriate coverage test is passed. As a result of the principal reduction in the senior tranche, more cash is available for future payments to the Bancorp's tranche. Consistent with the Investments – Debt and Equity Securities Topic, management considered the failure of the issuer of the security to make scheduled interest payments in determining whether a credit loss existed. Management will not capitalize the "payment in kind" interest payments to the book value of the securities and will keep these securities in non-accrual status until the quarterly interest payments resume.

The fair value of the Bancorp's interest rate swap contracts, both assets and liabilities, are valued by a third-party pricing agent using an income approach and are classified within Level 2 of the valuation hierarchy.

The fair value of the Bancorp's is based on the price of the underlying loans to are expected to be sold to an investor while taking into consideration the probability the rate lock commitments will close and are classified within Level 2 of the valuation hierarchy.

Assets and Liabilities Measured at Fair Values on a Recurring Basis

There were no transfers to or from Levels 1 and 2 during the years ended December 31, 2022 and 2021. Changes in Level 3 assets relate to the result of changes in estimated fair values, payments received, and sales of securities that have been classified as Level 3 during all of 2022 and 2021. Assets measured at fair value on a recurring basis are summarized below:

| | | | (Dollars in thousands) | | |
| | | | Fair Value Measurements at December 31, 2022 Using | | |
| (Dollars in thousands) | Estimated Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Interest rate swap contracts | $ 8,972 | $ - | $ 8,972 | $ - |
| Interest rate lock commitments | 38 | - | 38 | - |
| Available-for-sale debt securities: | | | | |
| U.S. government sponsored entities | 7,625 | - | 7,625 | - |
| U.S. treasury securities | 389 | - | 389 | - |
| Collateralized mortgage obligations and residential mortgage-backed securities | 134,116 | - | 134,116 | - |
| Municipal securities | 227,718 | - | 227,718 | - |
| Collateralized debt obligations | 1,048 | - | - | 1,048 |
| Total securities available-for-sale | $ 370,896 | $ - | $ 369,848 | $ 1,048 |
| | | | | |
| Liabilities: | | | | |
| Interest rate swap contracts | $ 8,972 | $ - | $ 8,972 | $ - |

| | | | (Dollars in thousands) | | |
| | | | Fair Value Measurements at December 31, 2021 Using | | |
| (Dollars in thousands) | Estimated Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Interest rate swap contracts | $ 2,686 | $ - | $ 2,686 | $ - |
| Interest rate lock commitments | 141 | - | 141 | - |
| Available-for-sale debt securities: | | | | |
| U.S. government sponsored entities | 8,669 | - | 8,669 | - |
| U.S. treasury securities | 400 | - | 400 | - |
| Collateralized mortgage obligations and residential mortgage-backed securities | 184,701 | - | 184,701 | - |
| Municipal securities | 332,127 | - | 332,127 | - |
| Collateralized debt obligations | 992 | - | - | 992 |
| Total securities available-for-sale | $ 526,889 | $ - | $ 525,897 | $ 992 |
| | | | | |
| Liabilities: | | | | |
| Interest rate swap contracts | $ 2,686 | $ - | $ 2,686 | $ - |

A reconciliation of available-for-sale securities, which require significant adjustment based on unobservable data, is presented below:

| | (Dollars in thousands) Estimated Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Available-for-sale securities |
|---|---|
| Beginning balance, January 1, 2021 | $ 929 |
| Principal payments | (9) |
| Total unrealized gains, included in other comprehensive income | 72 |
| Ending balance, December 31, 2021 | $ 992 |
| | |
| Beginning balance, January 1, 2022 | $ 992 |
| Principal payments | - |
| Total unrealized gains, included in other comprehensive loss | 56 |
| Ending balance, December 31, 2022 | $ 1,048 |

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

| (Dollars in thousands) | Estimated Fair Value | (Dollars in thousands) Fair Value Measurements at December 31, 2022 Using | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Impaired loans | $ 2,620 | $ - | $ - | $ 2,620 |

| (Dollars in thousands) | Estimated Fair Value | (Dollars in thousands) Fair Value Measurements at December 31, 2021 Using | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Impaired loans | $ 896 | $ - | $ - | $ 896 |

Fair value is determined, where possible, using market prices derived from an appraisal or evaluation, which are considered to be Level 2 inputs. However, certain assumptions and unobservable inputs are often used by the appraiser, therefore, qualifying the assets as Level 3 in the fair value hierarchy.

The following table shows carrying values and related estimated fair values of financial instruments as of the dates indicated. Estimated fair values are further categorized by the inputs used to measure fair value. Items that are not financial instruments are not included.

| | December 31, 2022 | | Estimated Fair Value Measurements at December 31, 2022 Using | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | Carrying Value | Estimated Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Financial assets: | | | | | |
| Cash and cash equivalents | $ 31,282 | $ 31,282 | $ 31,282 | $ - | $ - |
| Certificates of deposit in other financial institutions | 2,456 | 2,404 | - | 2,404 | - |
| Loans held-for-sale | 1,543 | 1,555 | - | 1,555 | - |
| Loans receivable, net | 1,500,734 | 1,437,496 | - | - | 1,437,496 |
| Federal Home Loan Bank stock | 6,547 | 6,547 | - | 6,547 | - |
| Accrued interest receivable | 7,421 | 7,421 | - | 7,421 | - |
| Financial liabilities: | | | | | |
| Non-interest bearing deposits | 359,092 | 359,092 | 359,092 | - | - |
| Interest bearing deposits | 1,415,925 | 1,414,738 | 1,052,807 | 361,931 | - |
| Repurchase agreements | 15,503 | 15,361 | 7,975 | 7,386 | - |
| Borrowed funds | 120,000 | 119,689 | - | 119,689 | - |
| Accrued interest payable | 336 | 336 | - | 336 | - |

| | December 31, 2021 | | Estimated Fair Value Measurements at December 31, 2021 Using | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | Carrying Value | Estimated Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Financial assets: | | | | | |
| Cash and cash equivalents | $ 33,176 | $ 33,176 | $ 33,176 | $ - | $ - |
| Certificates of deposit in other financial institutions | 1,709 | 1,737 | - | 1,737 | - |
| Loans held-for-sale | 4,987 | 5,065 | - | 5,065 | - |
| Loans receivable, net | 953,377 | 951,744 | - | - | 951,744 |
| Federal Home Loan Bank stock | 3,247 | 3,247 | - | 3,247 | - |
| Accrued interest receivable | 5,444 | 5,444 | - | 5,444 | - |
| Financial liabilities: | | | | | |
| Non-interest bearing deposits | 295,294 | 295,294 | 295,294 | - | - |
| Interest bearing deposits | 1,138,907 | 1,139,126 | 899,690 | 239,436 | - |
| Repurchase agreements | 14,581 | 14,579 | 12,842 | 1,737 | - |
| Accrued interest payable | 22 | 22 | - | 22 | - |

The following methods were used to estimate the fair value of financial instruments presented in the preceding table for the periods ended December 31, 2022 and 2021:

Cash and cash equivalent carrying amounts approximate fair value. Certificates of deposits in other financial institutions fair value amounts are based on estimates of the rate the Bancorp would receive on similar deposits (Level 2). Loans held-for-sale comprise residential mortgages and are priced based on values established by the secondary mortgage markets (Level 2). The estimated fair value for net loans receivable is based on the exit price notion which is the exchange price that would be received to transfer the loans at the most advantageous market price in an orderly transaction between market participants on the measurement date (Level 3). Federal Home Loan Bank stock is estimated at book value due to restrictions that limit the sale or transfer of the security. Fair values of accrued interest receivable and payable approximate book value, as the carrying values are determined using the observable interest rate, balance, and last payment date.

Non-interest and interest bearing deposits, which include checking, savings, and money market deposits, are estimated to have fair values based on the amount payable as of the reporting date (Level 1). The fair value of fixed-maturity certificates of deposit (included in interest bearing deposits) are based on estimates of the rate the Bancorp would pay on similar deposits, applied for the time period until maturity (Level 2). Estimated fair values for short-term repurchase agreements, which represent sweeps from demand deposits to accounts secured by pledged securities, are estimated based on the amount payable as of the reporting date (Level 1). Longer-term repurchase agreements, with contractual maturity dates of three months or more, are based on estimates of the rate the Bancorp would pay on similar deposits, applied for the time period until maturity (Level 2). The fair value of FHLB Advances are estimated by discounting the future cash flows using quoted rates from the FHLB for similar advances with similar maturities (Level 2). The estimated fair value of other financial instruments, and off-balance sheet loan commitments, approximate cost and are not considered significant to this presentation.

**Note 18 – *Parent Company Only Statements***

| | | (Dollars in thousands) Finward Bancorp Condensed Balance Sheets | | |
| --- | --- | --- | --- | --- |
| | | December 31, 2022 | | December 31, 2021 |
| Assets | | | | |
| Cash on deposit with Peoples Bank | $ | 2,061 | $ | 1,183 |
| Investment in Peoples Bank | | 131,431 | | 153,772 |
| Investment in NWIN Risk Management, Inc | | 2,401 | | 1,970 |
| Dividends receivable from Peoples Bank | | 1,331 | | 1,070 |
| Other assets | | 538 | | 581 |
| Total assets | $ | 137,762 | $ | 158,576 |
| | | | | |
| Liabilities and stockholders' equity | | | | |
| Dividends payable | $ | 1,333 | $ | 1,079 |
| Other liabilities | | 36 | | 882 |
| Total liabilities | | 1,369 | | 1,961 |
| | | | | |
| Additional paid in capital | | 69,032 | | 30,430 |
| Accumulated other comprehensive (loss) income | | (64,300) | | 4,276 |
| Retained earnings | | 131,661 | | 121,909 |
| Total stockholders' equity | | 136,393 | | 156,615 |
| Total liabilities and stockholders' equity | $ | 137,762 | $ | 158,576 |

| | | (Dollars in thousands) Finward Bancorp Condensed Statements of Income Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2022 | | 2021 |
| Dividends from Peoples Bank | $ | 24,263 | $ | 4,880 |
| Dividends from NWIN Risk | | 925 | | 830 |
| Operating expenses | | (117) | | (448) |
| Income before income taxes and equity in undistributed income of Peoples Bank | | 25,071 | | 5,262 |
| Income tax benefit | | (50) | | (94) |
| Income before equity in undistributed income of Peoples Bank | | 25,121 | | 5,356 |
| Equity in undistributed | | | | |
| (distributions in excess of income) income of Peoples Bank | | (10,472) | | 9,413 |
| income of NWIN Risk Management, Inc | | 431 | | 194 |
| Net income | $ | 15,080 | $ | 14,963 |

|  | (Dollars in thousands)<br>Finward Bancorp<br>Condensed Statements of Comprehensive Income<br>Year Ended December 31, | |
|  | 2022 | 2021 |
|---|---|---|
| Net Income | $ 15,080 | $ 14,963 |
| Net change in net unrealized gains and losses on securities available-for-sale: | | |
|   Unrealized loss arising during the period | (89,323) | (5,816) |
|   Less: reclassification adjustment for gains included in net income | (662) | (1,987) |
|   Net securities loss during the period | (89,985) | (7,803) |
|   Tax effect | 21,409 | 1,638 |
| Other comprehensive loss, net of tax | (68,576) | (6,165) |
| Comprehensive (loss) income, net of tax | $ (53,496) | $ 8,798 |

|  | (Dollars in thousands)<br>Finward Bancorp<br>Condensed Statements of Cash Flows<br>Year Ended December 31, | |
|  | 2022 | 2021 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 15,080 | $ 14,963 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Distributions in excess of income (equity in undistributed income): | | |
|   Peoples Bank | 10,472 | (9,413) |
|   NWIN Risk Management, Inc | (431) | (1,024) |
| Stock based compensation expense | 741 | 574 |
| Change in other assets | (218) | (161) |
| Change in other liabilities | (846) | (120) |
|   Net cash provided by operating activities | 24,798 | 4,819 |
| | | |
| Cash flows from investing activities: | | |
| Cash and cash equivalents from acquisition activity, net | (18,725) | - |
| Investment in Peoples Bank | - | (830) |
|   Net cash used by investing activities | (18,725) | (830) |
| | | |
| Cash flows from financing activities: | | |
| Dividends paid | (5,075) | (4,310) |
| Net surrender value of restricted stock awards | (120) | (131) |
|   Net cash used by financing activities | (5,195) | (3,867) |
| Net change in cash | 878 | 378 |
| Cash at beginning of year | 1,183 | 805 |
| Cash at end of year | $ 2,061 | $ 1,183 |
| | | |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
|   Cash paid during the period for: | | |
|     Income taxes | 1,347 | 2,185 |
|   Noncash activities: | | |
|     Dividends declared not paid | 1,332 | 1,079 |

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

There are no items reportable under this item.

**Item 9A. Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Bancorp's disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended, as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, the Bancorp's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Bancorp in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to the Bancorp's management, including its principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Bancorp's internal control over financial reporting during the year ended December 31, 2022, that have materially affected or are reasonably likely to affect, the Bancorp's internal control over financial reporting.

**Management's Report on Internal Control Over Financial Reporting**

The management of the Bancorp is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Bancorp's internal control over financial reporting is a process designed under the supervision of the Bancorp's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Bancorp's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2022, management assessed the effectiveness of the Bancorp's internal control over financial reporting based on the framework established in the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has determined that the Bancorp's internal control over financial reporting was effective as of December 31, 2022, based on the criteria specified.

This Annual Report on Form 10-K does not include an attestation report of the Bancorp's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Bancorp's registered public accounting firm pursuant to Securities and Exchange Commission rules that permit the Bancorp to provide only management's report in this annual report.

**Item 9B. Other Information**

There are no items reportable under this item.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance**

The information contained under the sections captioned "Proposal 1 - Election of Directors," "Corporate Governance - Board Committees," "Security Ownership by Certain Beneficial Owners and Management," "Delinquent Section 16 Reports" and "Corporate Governance - Code of Ethics" in the Bancorp's definitive Proxy Statement for the 2023 Annual Meeting of Shareholders is incorporated herein by reference. Information regarding the Bancorp's executive officers is included under Item 4.5 captioned "Information About Our Executive Officers" at the end of Part I hereof and is incorporated herein by reference, in accordance with General Instruction G(3) to Form 10-K and the Instruction to Item 401 of Regulation S-K.

**Item 11. Executive Compensation**

The information contained under the section captioned "Executive Compensation" in the Bancorp's definitive Proxy Statement for its 2023 Annual Meeting of Shareholders is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information contained within the Bancorp's definitive Proxy Statement for the 2023 Annual Meeting of Shareholders, under the section captioned "Security Ownership by Certain Beneficial Owners and Management," and the table providing information on the Bancorp's director nominees and continuing directors in the section captioned "Proposal 1 - Election of Directors," is incorporated herein by reference.

**Equity Compensation Plan Information**

The following table provides certain information as of December 31, 2022 with respect to the Bancorp's existing equity compensation plans.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securitites reflected in column a) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | - | $ - | 224,845 |
| Total | - | $ - | 224,845 |

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

The information contained under the sections captioned "Transactions with Related Persons" and "Corporate Governance-Director Independence," and the information contained in the "Summary Compensation Table for 2022" under the section captioned "Executive Compensation," in the Bancorp's definitive Proxy Statement for its 2023 Annual Meeting of Shareholders, is incorporated herein by reference.

**Item 14. Principal Accountant Fees and Services (Forvis, LLP PCAOB 686, Indianapolis, IN)**

The information contained under the section captioned "Independent Registered Public Accounting Firm's Services and Fees" in the Bancorp's definitive Proxy Statement for its 2023 Annual Meeting of Shareholders, is incorporated herein by reference.

**Item 15. Exhibits and Financial Statement Schedules**

(a)  (1)<u>Financial Statements</u>:

The following consolidated financial statements of the Bancorp and the reports of the Bancorp's independent registered public accounting firm are included in Part II, Item 8 of this Form 10-K:

|  | <u>Page</u> |
|---|---|
| Report of Independent Registered Public Accounting Firm | 59 |
| Consolidated Balance Sheets | 60 |
| Consolidated Statements of Income | 61 |
| Consolidated Statements of Comprehensive (Loss) Income | 62 |
| Consolidated Statements of Changes in Stockholders' Equity | 62 |
| Consolidated Statements of Cash Flows | 63 |
| Notes to Consolidated Financial Statements | 64 |

(2)  **Financial Statement Schedules:** Not Applicable.

(3)  <u>Exhibits</u>:

| <u>Exhibit Number</u> | | <u>Description</u> |
|---|---|---|
| 2.1 | @ | Agreement and Plan of Merger by and among Finward Bancorp and Royal Financial, Inc. dated July 28, 2021 (incorporated herein by reference to Exhibit 2.1 of the Bancorp's Form 8-K dated July 29, 2021). |
| 3.1 | | Restated Articles of Incorporation of Finward Bancorp (incorporated herein by reference to Exhibit 3.1 of the Bancorp's Form 8-K dated March 2, 2022). |
| 3.2 | | Amended and Restated By-Laws of Finward Bancorp (Amended and Restated as of November 29, 2022) (incorporated herein by reference to Exhibit 3.1 of the Bancorp's Form 8-K dated December 2, 2022). |
| 4.1 | | Description of the Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934. |
| 10.1 | * | Unqualified Deferred Compensation Plan for the Officers of Peoples Bank effective January 1, 2005 (incorporated herein by reference to Exhibit 10.1 of the Bancorp's Form 10-K filed on March 5, 2019). |
| 10.2 | * | Amended Post 2004 Unfunded Deferred Compensation Plan for the Directors of Peoples Bank effective January 1, 2005 (incorporated herein by reference to Exhibit 10.2 of the Bancorp's Form 10-K filed on March 5, 2019). |
| 10.3 | * | Amended and Restated 2015 Stock Option and Incentive Plan of Finward Bancorp (incorporated herein by reference to Exhibit 10.1 of the Bancorp's Form 8-K dated March 2, 2022). |
| 10.4 | * | Form of Nonqualified Stock Option Agreement under the Amended and Restated Finward Bancorp 2015 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.4 of the Bancorp's Form 10-K filed on March 30, 2022). |
| 10.5 | * | Form of Incentive Stock Option Agreement under the Amended and Restated Finward Bancorp 2015 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.5 of the Bancorp's Form 10-K filed on March 30, 2022). |
| 10.6 | * | Form of Agreement for Restricted Stock under the Amended and Restated Finward Bancorp 2015 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.6 of the Bancorp's Form 10-K filed on March 30, 2022). |

| 10.7 | * | Employment Agreement, dated June 28, 2021, by and among Finward Bancorp, Peoples Bank and David A. Bochnowski (incorporated herein by reference to Exhibit 10.1 of the Bancorp's Form 8-K dated July 1, 2021). |
|------|---|---|
| 10.8 | * | Employment Agreement between Finward Bancorp, Peoples Bank, and Benjamin J. Bochnowski dated August 1, 2017 (incorporated herein by reference to Exhibit 10.1 of the Bancorp's Form 8-K dated August 4, 2017). |
| 10.9 | * | First Amendment to Employment Agreement between Finward Bancorp, Peoples Bank, and Benjamin J. Bochnowski dated as of July 27, 2018 (incorporated herein by reference to Exhibit 10.2 of the Bancorp's Form 8-K dated July 30, 2018). |
| 10.10 | * | Second Amendment to Employment Agreement between Finward Bancorp, Peoples Bank, and Benjamin J. Bochnowski dated as of March 15, 2021 (incorporated herein by reference to Exhibit 10.3 of the Bancorp's Form 8-K dated March 17, 2021). |
| 10.11 | * | Third Amendment to Employment Agreement between Finward Bancorp, Peoples Bank, and Benjamin J. Bochnowski dated as of May 3, 2021 (incorporated herein by reference to Exhibit 10.2 of the Bancorp's Form 8-K dated May 5, 2021). |
| 10.12 | * | Form of Non-Solicitation and Confidentiality Agreement between Peoples Bank and each of its Executive Officers (incorporated herein by reference to Exhibit 10.2 of the Bancorp's Form 10-Q filed on May 9, 2018). |
| 10.13 | * | Finward Bancorp Executive Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.1 of the Bancorp's Form 10-Q filed on October 29, 2019). |
| 10.14 | * | Employment Agreement between Finward Bancorp, Peoples Bank and Todd M. Scheub dated as of April 27, 2022 (incorporated herein by reference to Exhibit 10.1 to the Bancorp's Form 8-K dated April 28, 2022). |
| 10.15 | * | Extension Agreement between Finward Bancorp, Peoples Bank and David A. Bochnowski effective as of June 28, 2022 (incorporated herein by reference to Exhibit 10.1 to the Bancorp's Form 8-K dated May 23, 2022). |
| 10.16 | * | Post 2004 Deferred Compensation Plan for the Directors of Peoples Bank, Amended and Restated Effective May 20, 2022 (incorporated herein by reference to Exhibit 10.2 to the Bancorp's Form 8-K dated May 23, 2022). |
| 21.1 | | Subsidiaries of the Bancorp. |
| 23.1 | | FORVIS, LLP – Consent of Independent Registered Public Accounting Firm. |
| 31.1 | | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer. |
| 31.2 | | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer. |
| 32 | | Section 1350 Certifications. |
| 101 | | The following materials from the Bancorp's Form 10-K for the fiscal year ended December 31, 2022, formatted in an Inline XBRL Interactive Data File: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Comprehensive Income; (iv) Consolidated Statements of Changes in Stockholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, with detailed tagging of notes and financial statement schedules. |
| 104 | | Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101) |

@ – The Bancorp has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Bancorp will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.
* - The indicated exhibit is a management contract, compensatory plan or arrangement required to be filed by Item 601 of Regulation S-K.

**Item 16. Form 10-K Summary**

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINWARD BANCORP

By   /s/Benjamin J. Bochnowski
Benjamin J. Bochnowski
President and
Chief Executive Officer

Date: March 30, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on March 30, 2023:

| Signature | Title |
|---|---|
| Principal Executive Officer: | |
| /s/Benjamin J. Bochnowski | President and |
| Benjamin J. Bochnowski | Chief Executive Officer |
| Principal Financial Officer and Principal Accounting Officer: | |
| /s/Peymon S. Torabi | Executive Vice President, |
| Peymon S. Torabi | Chief Financial Officer and Treasurer |
| The Board of Directors: | |
| /s/David A. Bochnowski | Executive Chairman of the Board |
| David A. Bochnowski | |
| /s/Robert Youman | Director |
| Robert Youman | |
| /s/Joel Gorelick | Director |
| Joel Gorelick | |
| /s/Kenneth V. Krupinski | Director |
| Kenneth V. Krupinski | |

| | |
|---|---|
| /s/Anthony M. Puntillo | Director |
| Anthony M. Puntillo | |
| | |
| /s/James L. Wieser | Director |
| James L. Wieser | |
| | |
| /s/Donald P. Fesko | Director |
| Donald P. Fesko | |
| | |
| /s/Amy W. Han | Director |
| Amy W. Han | |
| | |
| /s/Danette Garza | Director |
| Danette Garza | |
| | |
| /s/Robert E. Johnson III | Director |
| Robert E. Johnson III | |

Exhibit 4.1

**Description of the Registrant's Securities**
**Registered under Section 12 of the Securities Exchange Act of 1934**

*The Common Stock, no par value per share (the "Common Stock"), of Finward Bancorp (the "Bancorp," which is also referred to herein as "we," "our," or "us") is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following description of the material terms of the Bancorp's Common Stock is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Common Stock and is subject to and qualified in its entirety by reference to the Bancorp's Restated Articles of Incorporation, which we refer to as the "Articles of Incorporation" and the Bancorp's Amended and Restated By-Laws, which we refer to as the "By-Laws," each of which are filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, as well as the Indiana Business Corporation Law, which we refer to as the "IBCL," and any other documents referenced in the summary and from which the summary is derived.*

**Title and Class**

The title and class of the capital stock of the Bancorp that is registered under Section 12 of the Exchange Act is Common Stock, without par value.

**Authorized Shares**

The Bancorp is authorized to issue up to 10,000,000 shares of Common Stock.

**Dividend Rights**

The Bancorp may pay dividends and make other distributions at such times, in such amounts, to such persons, for such consideration, and upon such terms and conditions as the Bancorp's board of directors may determine, subject to all statutory restrictions, including certain banking law restrictions.

The Bancorp's declaration of dividends is subject to Indiana law, which generally restricts the payment of dividends to amounts that will not affect the ability of the corporation, after the dividend has been distributed, to pay its debts in the ordinary course of business. Moreover, such dividends may not exceed the difference between the Bancorp's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of Common Stock.

In addition, the Federal Reserve Board may prohibit the Bancorp's payment of dividends if it concludes such payment would raise safety and soundness concerns for either the Bancorp or its wholly-owned Indiana commercial bank subsidiary, Peoples Bank.

**Voting Rights**

Each holder of Common Stock generally has the right to cast one vote for each share of Common Stock held of record on all matters submitted to a vote of shareholders of the Bancorp.

Indiana law provides that shareholders may not cumulate their votes in the election of directors unless the corporation's articles of incorporation so provide. The Articles of Incorporation do not grant cumulative voting rights to the Bancorp's shareholders.

**Number of Directors; Classification of the Board**

The By-Laws state that the Bancorp's board of directors will consist of three or more members, with the number thereof to be determined from time to time by resolution of the board of directors. The Bancorp's board of directors is divided into three classes, with each class containing directors as nearly equal in number as possible, with the term of office of one class expiring each year. Each director holds office for the term for which he or she was elected and until his or her successor is elected and has qualified, or until his or her death, resignation, disqualification, or removal, or until there is a decrease in the number of directors.

**Liquidation Rights**

In the event of the liquidation, dissolution, and/or winding-up of the Bancorp, either voluntary or involuntary, after payment is made to the holders of preferred stock, if any, of the full amount to which they may be entitled under the Articles of Incorporation, the holders of Common Stock are entitled, to the exclusion of the holders of preferred stock, to share ratably, according to the number of shares of Common Stock held by them, in all the remaining assets of the Bancorp available for distribution to its shareholders.

**Amendment of Articles of Incorporation and By-Laws**

Except as otherwise provided below, amendments to the Articles of Incorporation must be approved by a majority vote of the Bancorp's board of directors and also by a vote of shareholders entitled to vote on the matter in which more votes are cast in favor of the amendment than against the amendment.

Any amendment or repeal of Article VIII of the Articles of Incorporation (regarding approval of business combinations), or of Sections 6.1 (regarding the number of members on the board of directors), 6.6 (regarding removal of directors), 7.2 (regarding special meetings of shareholders), 7.5 (regarding the By-Laws), 10.2 (regarding the redemption of shares acquired in control share acquisitions), or 10.3 (regarding election to be subject to Chapter 43 of the IBCL, the Indiana Business Combinations Statute), or any other amendment of the Articles of Incorporation which would have the effect of modifying or permitting circumvention of Article VIII or such other provisions of the Articles of Incorporation, requires the affirmative vote (i) of at least 80% of the votes entitled to be cast by the holders of the outstanding shares of all classes of the Bancorp's voting stock, acting as a single class; and (ii) a majority of the Bancorp's independent shareholders (which is generally defined in the Articles of Incorporation as shares beneficially owned by persons other than certain related persons of the Bancorp). Notwithstanding the foregoing, the voting thresholds described in the preceding sentence will not be required for any amendment to or repeal of the Articles of Incorporation if such amendment or repeal was approved by a favorable vote of at least two-thirds of the entire number of directors who qualify as "continuing directors" (as defined in the Articles of Incorporation) with respect to all related persons, in which case the amendment or repeal will only require more votes to be cast in favor of the amendment or repeal than cast against it.

The Articles of Incorporation also may be amended by the Bancorp's board of directors without shareholder approval to designate a new series of preferred shares.

The By-Laws may be amended only by a majority vote of the entire number of directors of the Bancorp's board at the time of the vote.

**Anti-Takeover Effects of the Articles of Incorporation and By-Laws**

*General.* The Articles of Incorporation include several provisions that may have the effect of rendering the Bancorp less attractive to potential acquirors, thereby discouraging future takeover attempts that certain shareholders might deem to be in their best interests, or pursuant to which shareholders might receive a substantial premium for their shares over then-current market prices, but would not be approved by the Bancorp's board of directors. These provisions also have the effect of rendering the removal of management and the incumbent board of directors more difficult. However, the Bancorp's board has concluded that the potential benefits of these restrictive provisions outweigh the possible disadvantages.

*Directors.* Certain provisions in the Articles of Incorporation and By-Laws impede changes in the majority control of the Bancorp's board of directors. The By-Laws provide that the board will be divided into three classes, with directors in each class elected for staggered three-year terms. As a result, it would take two annual elections to replace a majority of the Bancorp's board. Further, the By-Laws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

The By-Laws provide that any vacancy occurring in the board, including a vacancy created by resignation, death, incapacity, or an increase in the number of directors, will be filled by selection of a successor, to serve for the remainder of the unexpired term, by a majority vote of the remaining members of the board; *provided that*, if such vacancy or vacancies leaves the board with no members or if the remaining members of the board are unable to agree upon a successor or determine not to select a successor, such vacancy may be filled by a vote of the shareholders at a special meeting called for that purpose or at the next annual meeting of shareholders.

Under the Articles of Incorporation, any or all of the members of the board may be removed, for good cause, only at a meeting of the Bancorp's shareholders called expressly for that purpose, by the affirmative vote of the holders of outstanding shares representing at least 80% of all the votes entitled to be cast at an election of directors. Directors may not be removed in the absence of good cause.

*Restrictions on Call of Special Meetings.* The By-Laws state that special shareholders' meetings may be called at any time by the board of directors or the President, and shall be called by the board if the Secretary of the Bancorp receives written, dated, and signed demands for a special meeting from the holders of shares representing at least 80% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

*No Cumulative Voting.* The Articles of Incorporation do not provide for cumulative voting rights in the election of directors.

*Authorization of Preferred Stock.* The Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences, and relative participating, optional, and other special rights of such shares, including voting rights, if any. In the event of a proposed merger, tender offer, or other attempt to gain control of the Bancorp not approved by the board of directors, it might be possible for the board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt.

*Evaluation of Offers.* The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, the communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. The Articles of Incorporation provide that the board, in determining whether to take or refrain from taking any action with respect to any matter, including the evaluation of a business combination or tender or exchange offer, and including making or declining to make any recommendation to shareholders of the Bancorp, may consider both the short term and long term best interests of the Bancorp (including the possibility that these interests may be best served by the continued independence of the Bancorp), taking into account, and weighing as the board deems appropriate, the social and economic effects thereof on the Bancorp's present and future employees, suppliers, and customers and its subsidiaries, the communities in which offices or other facilities of the Bancorp are located, and any other factors the directors consider pertinent.

*Procedures for Certain Business Combinations.* The Articles of Incorporation require the affirmative vote of 80% of the outstanding shares of all classes of voting stock (subject to certain "fair price" and supermajority director approval exceptions), and an independent majority of shareholders, to approve certain business combinations with holders of more than 10% of the Bancorp's voting shares or their affiliates.

*Amendments to Articles of Incorporation and By-Laws*.  As noted above, except for certain exceptions, amendments to the Articles of Incorporation must be approved by a majority vote of the Bancorp's board and also by a vote of shareholders in which more votes are cast in favor of the amendment than against the amendment.  Additionally, any amendment or repeal of Article VIII of the Articles of Incorporation (regarding approval of business combinations), or of Sections 6.1 (regarding the number of members on the board of directors), 6.6 (regarding removal of directors), 7.2 (regarding special meetings of shareholders), 7.5 (regarding the By-Laws), 10.2 (regarding the redemption of shares acquired in control share acquisitions), or 10.3 (regarding election to be subject to Chapter 43 of the IBCL, the Indiana Business Combinations Statute), or any other amendment of the Articles of Incorporation which would have the effect of modifying or permitting circumvention of Article VIII or such other provisions of the Articles of Incorporation, requires the affirmative vote (i) of at least 80% of the votes entitled to be cast by the holders of the outstanding shares of all classes of the Bancorp's voting stock, acting as a single class; and (ii) a majority of the Bancorp's independent shareholders.

The Articles of Incorporation may be amended by the board without shareholder approval to designate a new series of preferred shares.

The By-Laws may be amended only by a majority vote of the entire number of directors of the Bancorp's board at the time of the vote.

**Absence of Other Rights**

The Company's Common Stock has no sinking fund or redemption provisions or preemptive, conversion, or exchange rights.

4

Exhibit 21.1

Subsidiaries of the Bancorp

| Name | Jurisdiction of Organization |
|---|---|
| **Peoples Bank** | Indiana |
| **NWIN, LLC** | Nevada |
| **NWIN, Holdings** | Nevada |
| **NWIN, Investments, Inc.** | Nevada |
| **NWIN Funding** | Maryland |
| **Peoples Service Corporation** | Indiana |
| **Columbia Development, LLC** | Indiana |
| **NWIN Risk Management, Inc.** | Nevada |

Exhibit 23.1

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in Registration Statement No. 333-204548 on Form S-8 and in Registration Statement No. 333-144699 on Form S-3 of Finward Bancorp (the "Company") of our report dated March 30, 2023, on our audits of the consolidated financial statements of the Company as of December 31, 2022 and 2021 and for each of the years then ended, which report is included in this Annual Report on Form 10-K.

/s/ FORVIS, LLP (Formerly, BKD, LLP)
Indianapolis, Indiana
March 30, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Benjamin J. Bochnowski, certify that:

1. I have reviewed this annual report on Form 10-K of Finward Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2023

/s/ Benjamin J. Bochnowski
Benjamin J. Bochnowski
President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Peymon S. Torabi, certify that:

1. I have reviewed this annual report on Form 10-K of Finward Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2023

/s/ Peymon S. Torabi
Peymon S. Torabi
Executive Vice President, Chief
Financial Officer and Treasurer

Exhibit 32

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Finward Bancorp (the "Company") for the year ended December 31, 2022, as filed with the Securities and Exchange Commission (the "Report"), each of Benjamin J. Bochnowski, President and Chief Executive Officer of the Company, and Peymon S. Torabi, Executive Vice President, Chief Financial Officer and Treasurer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  March 30, 2023

/s/ Benjamin J. Bochnowski
Benjamin J. Bochnowski
President and
Chief Executive Officer


/s/ Peymon S. Torabi
Peymon S. Torabi
Executive Vice President, Chief
Financial Officer and Treasurer


A signed original of this written statement required by Section 906 has been provided to and is being retained by Finward Bancorp and will be forwarded to the Securities and Exchange Commission or its staff upon request.

## Board of Directors

David A. Bochnowski, *Director since 1977*
Executive Chairman of the Bancorp
Former Chairman and Chief Executive Officer of the Bancorp and Peoples Bank

James L. Wieser, J.D., *Director since 1999*
Attorney, Wieser & Wyllie, LLP

Joel Gorelick, *Director since 2000*
Former President and Chief Operating Officer of the Bancorp, Charter Chairman Emeritus of the Lake County Economic Alliance, Inc., and Director and Chairman of the Audit Committee of the Indiana Economic Development Corporation

Kenneth V. Krupinski, *Director since 2003*
Retired Certified Public Accountant; past President of Swartz Retson & Co., P.C.

Anthony M. Puntillo, D.D.S., M.S.D., *Director since 2004*
Lead Independent Director, Orthodontist, CEO of Puntillo and Crane Orthodontics, P.C.

Donald P. Fesko, O.D., FACHE, *Director since 2005*
President, Chief Executive Officer, Community Foundation of Northwest Indiana

Benjamin Bochnowski, *Director since 2014*
President, Chief Executive Officer of the Bancorp and Chief Executive Officer of Peoples Bank

Robert E. Johnson III, *Director since 2016*
President and Chief Executive Officer, Cimcor Inc.

Amy W. Han, Ph.D., *Director since 2008*
Director for Clinical Affairs and Education of Indiana University School of Medicine – Northwest

Danette Garza, J.D., CPA, *Director since 2013*
Attorney and Certified Public Accountant, CEO of Jack Gray Logistics Network, Inc.

Robert W. Youman, *Director since 2022*
Investment Advisor and Managing Director, Horwitz & Associates

## Board Committees

*Compensation and Benefits*
Donald Fesko, *Chairman*
James Wieser, *Vice-Chairman*
Amy Han
Anthony Puntillo

*Executive Committee*
David A. Bochnowski, *Chairman*
Anthony Puntillo, *Vice-Chairman/LID*
Benjamin J. Bochnowski
Joel Gorelick
Amy Han
Kenneth Krupinski
James Wieser

*Nominating and Corporate Governance*
Kenneth Krupinski, *Chairman*
Amy Han, *Vice-Chairman*
Donald Fesko
Anthony Puntillo

*Risk Management and Audit Committee*
Danette Garza, *Chairman*
Robert E. Johnson III, *Vice-Chairman*
Joel Gorelick
Kenneth Krupinski
Robert Youman

*Strategic Planning*
Robert E. Johnson III, *Chairman*
Donald Fesko, *Vice-Chairman*
Danette Garza
Joel Gorelick
Robert W. Youman

*Wealth Management*
Amy Han, *Chairman*
James Wieser, *Vice-Chairman*
Danette Garza
Kenneth Krupinski
Robert Youman

*Credit Committee*
Joel Gorelick, *Chairman*
Kenneth Krupinski, *Vice-Chairman*
Danette Garza
James Wieser
Robert Youman

## Senior Management

David A. Bochnowski
Executive Chairman

Benjamin Bochnowski
President and Chief Executive Officer of the Bancorp and Chief Executive Officer of Peoples Bank

Robert T. Lowry
Executive Vice President, Chief Operating Officer

Leane E. Cerven
Executive Vice President, Chief Risk Officer, General Counsel, Corporate Secretary and EEO Administrator

Todd M. Scheub
Executive Vice President, Chief Revenue Officer of the Bancorp and President of Peoples Bank

Peymon S. Torabi
Executive Vice President, Chief Financial Officer and Treasurer



Peoples Bank
A Finward Company
KEY:
Peoples Bank Corporate Center and Banking Center
Banking Center
Map represents the Peoples Banking Center Network only.
NILES
CHICAGO
WESTMONT
LEMONT
ORLAND PARK
MIDLOTHIAN
SOUTH CHICAGO
WHITING
HAMMOND
EAST CHICAGO
MUNSTER
HIGHLAND
GARY
DYER
SCHERERVILLE
MERRILLVILLE
HOBART
VALPARAISO
ST. JOHN
CROWN POINT
CEDAR LAKE


**Stock Transfer Agent**
Broadridge Corporate Issuer Solutions

**Independent Auditors**
FORVIS, LLP
201 N Illinois St STE 700
Indianapolis, IN 46204

**Special Legal Counsel**
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

**Annual Stockholders Meeting**
The Annual Meeting of Stockholders of Finward Bancorp will be held at 9:00 am CDT on Friday, May 5, 2023.

**Annual Report on Form 10-K**
A copy of the Annual Report on Form 10-K, for Finward Bancorp, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon written request to the:

**Corporate Secretary**
Finward Bancorp
9204 Columbia Avenue
Munster, Indiana 46321



**CORPORATE HEADQUARTERS**
9204 Columbia Avenue, Munster, IN 46321

ibankpeoples.com | 219.836.4400

 Member FDIC